OAO RBC Information Systems

75/9 Leninsky Prospekt, Moscow 119261 Tel: 363 1111 Fax: 363 1125 E-mail: ir@rbc.ru



April 04, 2006

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W., Washington, D.C. 20549-1004

Subject: File No. 82-34864

Please find attached the following documents from OAO RBC Information Systems, foreign private investor: report on the results of the additional issue of securities, securities prospectus, material fact notice "Information on issue of securities by the issuer. The attached documents are supplied pursuant to Rule 12g3-2(b).

Yours faithfully



Yury Rovensky
General Director

Material fact notice
"Information on the issue of securities by the issuer"

1. General information	
1.1. Full corporate name of the issuer (for non-profit organizations - name)	*Open Joint-Stock Company RBC Information Systems*
1.2. Short corporate name of the issuer	*RBC Information Systems OJSC*
1.3. Address of the issuer	*75/9, Leninsky Prospekt, Moscow, 119261*
1.4. Main state registration number of the issuer	*1027700381851*
1.5. INN of the issuer	*7736206959*
1.6. Unique issuer code assigned by a registering body	*05214-A*
1.7. Address of the webpage used by the issuer for information disclosure	*http://www.rbcinfosystems.ru*
1.8. Name of a printed periodical (periodicals) used by the issuer for the publication of information	*Supplement to the Vestnik of the Federal Service for Financial Markets*
1.9. Code (codes) of a material fact (facts)	*0505214A14032006*

2. Content of the notice

2.1. The material fact notice containing information about the state registration of the report on the results of the additional issue, shall contain the following information:

2.1.1. Kind, category (type), series and other identification characteristics of securities – ***ordinary registered shares of RBC Information Systems OJSC.***

2.1.2. Date of maturity (for bonds and options of the issuer) – ***not established for this kind of securities.***

2.1.3. State registration number of the additional issue and date of state registration: ***1-03-05214-A-003D dated 18 October 2005.***

2.1.4. Name of registering body that performed state registration of the additional issue: ***Regional Department of the Federal Service for Financial Markets of the Russian Federation in the Central Federal District.***

2.1.5. Number of issued securities and their nominal value (if it is provided for in the Russian legislation) of each security – ***4,260,000 (four million two hundred sixty thousand) ordinary registered non-documentary shares with a nominal value of 0.001 ruble each.***

2.1.6. The amount of actually issued securities in percentage to the total number of securities of the additional issue – ***100%.***

2.1.7. Method of offering – ***private placement.***

2.1.8. Date of the actual commencement of the offering of securities (date of signing the first contract to sell the securities) – ***13 December 2005.***

2.1.9. Date of the actual completion of the offering of securities (date of making the last entry in the client account of the first purchaser of the securities in the system for the registration of rights to the securities of the additional issue or the date of issuing the last certificate for a documentary security of the additional issue without mandatory centralized storage): ***26 December 2005.***

2.1.10. Date of state registration of the report on the results of the additional issue – ***13 March 2006.***

2.1.11. Name of registering body that performed state registration of the report on the results of the additional issue: ***Regional Department of the Federal Service for Financial Markets of the Russian Federation in the Central Federal District.***

2.1.12. Registration (absence of registration) of the prospectus of the issue simultaneously with the state registration of the additional issue of the securities – ***Prospectus of the issue was registered simultaneously with the state registration of the additional issue of securities.***

2.1.13. Procedures for providing access to information contained in the report on the results of the additional issue of securities - ***Within 3(three) days of the date on which the issuer received a written notification***

from the registering body about the state registration of the report on the results of the additional issue, the text of the registered report on the results of the additional issue shall be made accessible on the Internet, from the date of publishing it on the Internet and for at least 6 (six) months after the publication of the registered report on the results of the additional issue on the Internet.
Starting with the 3rd (third) day after the date of state registration of the report on the results of the additional issue all interested persons may become acquainted with the report on the results of the additional issue at the following addresses:

Open Joint-Stock Company RBC Information Systems
Location: 75/9, Leninsky Prospekt, Moscow, 119261
Postal address: 75/9, Leninsky Prospekt, Moscow, 119261
Phone: 363-11-11 Fax: 363-11-25
Web page: www.rbcinfosystems.ru

Starting with the date of the publication of the notice about the state registration of the report on the results of the additional issue any interested person has the right to get a copy of the report on the results of the additional issue, attested by the issue or by a notary, at the above addresses, for payment not exceeding costs on the copying of this document.

2.1.14. Signing of the report on the results of the additional issue by a financial consultant on the securities market – ***the report on the results of the additional issue has not been signed by a financial consultant on the securities market.***



3. Signature		
3.1. General Director	(signature)	Yuri A. Rovensky
3.2. Date " 14 " March 20 06	Seal	



Registered «____» ____________ 2006
Regional Department of the Federal Service for Financial Markets of Russia in the Central Federal District
(name of registering body)

(signature of authorized person)

(seal of registering body)

REPORT ON THE RESULTS OF THE ADDITIONAL ISSUE OF SECURITIES

Open joint-stock company RBC Information Systems
(name of issuer)

Ordinary registered non-documentary shares with a nominal value of 0.001 (one thousandth) ruble each, total number is 4,260,000 (four million two hundred sixty thousand) securities, offered by private placement

(kind of issued securities, category (type) for shares, identification characteristics of the issue, series and date of maturity for bonds, identification characteristics of the issue and series for issuer's options, form, nominal value (if it exists), number of securities, method of offering)

state registration number of the issue (additional issue) of securities

1 - 0 3 - 0 5 2 1 4 - A - 0 0 3 D

data of state registration of the issue (additional issue) of securities
« 18 » October 2005

Approved in new edition by the resolution of the Board of Directors of Open Joint-Stock Company RBC Information systems
(issuer's body that approved the report on the results of the issue (additional issue) of securities)

« 13 » February 2006 Minute No. 47

Address of the issue and contact phones:
75/9, Leninsky Prospekt, Moscow, 119261
Phone: +7(495) 363-11-11

General Director
(position of the head of the issuer)



signature
Seal

Yuri Rovensky
Name

Date « 14 » February 2006

Chief Accountant

Signature

A. Ostrovskaya
Name

Date « 14 » February 2006

1. Kind, category (type) of securities
Ordinary registered shares

2. Form of securities
Non-documentary

3. Method of offering
Private placement

4. Actual time of offering
Date of the actual commencement of the offering of the securities (date of signing the first contract to sell the securities): 13 December 2005.
Date of the actual completion of the offering of the securities (date of making the last entry in the client account of the purchaser of the securities): 26 December 2005.
Actual period of preemptive rights exercise (date of receiving by the joint-stock company of the first and last applications on the preemptive acquisition of shares): Date of receiving by the joint-stock company of the first application – 05 December 2005; Date of receiving by the joint-stock company of the last application– 15 December 2005.

5. Nominal value of each security
0.001 rubles

6. Number of issued securities
4,260,000
including shares paid for:
with monetary assets in rubles: 4,260,000
with other property: 0
Number of actually offered securities in the process exercising preemptive rights to buy additional shares – 749,986 securities.
Number of issued fractional shares: 0

7. Offering price (prices)

Offering price, rubles	*Number of securities offered for this price*
154.82	*4,260,000*

8. Total receipts from issued securities
a) Total sum (value) of property in rubles (including monetary assets in rubles, amount of foreign currency at the exchange rate of the Central Bank of the Russian Federation at the time of payment and the value of other property (tangible and intangible assets) paid for the issued securities: 659,533,200.00 (Six hundred fifty nine million five hundred thirty three thousand and two thousand) rubles.

б) The sum of monetary assets in rubles paid for the issued securities: 659,533,200.00 (Six hundred fifty nine million five hundred thirty three thousand and two thousand) rubles.

в) The sum of foreign currency expressed in rubles at the exchange rate of the Central Bank of the Russian Federation at the time of payment (transfer to the bank account of the issuer or an intermediary), paid for the issued securities: 0

г) The value of other property (tangible and intangible assets) expressed in rubles paid for the issued securities: 0

9. Share of securities which, not being placed, renders the whole issue (additional issue) invalid.
The share of securities which, not being placed, renders the whole issue invalid, has not been established.

10. The persentage of sold and unsold shares of the issue (additional issue)
Amount of sold shares in percentage to the total number of shares in the issue: 100%
Amount of unsold shares in percentage to the total number of shares in the issue: 0%

11. Large transactions of the issuer and transactions in which the issuer was interested, performed in the process of issuing the securities
Category of transaction: large transaction, in which the issuer was interested;
Date of transaction: 26 December 2005 (contract for the sale and purchase of shares, dated 26 December 2005);
Full and short corporate name and address of the legal entity - first owner of securities placed under the transaction:
Closed joint-stock company RBC HOLDING
RBC HOLDING CJSC
75/9, Leninsky Prospekt, Moscow, 119261;
Number of securities placed under the transaction: 3,510,014 shares;
For each person considered interested in the transaction on the part of the issuer – full name for an individual and/or full and short corporate names (name for non-profit organization) and address of the legal entity, as well as reasons for which this person was interested in the transaction:
German V. Kaplun, a member of the Board of Directors of RBC Information Systems OJSC at the time of approval of the transaction;
Sergei Yu. Lukin, a member of the Board of Directors of RBC Information Systems OJSC at the time of approval of the transaction;
Oleg A. Dyatlov, a member of the Board of Directors of RBC Information Systems OJSC at the time of approval of the transaction;
Leonid A. Khazan, a member of the Board of Directors of RBC Information Systems OJSC at the time of approval of the transaction;
Ekaterina A. Lebedeva – a member of the Board of Directors and a member of the Executive Board of RBC Information Systems OJSC at the time of approval of the transaction;
Yuri Mostovoi, a member of the Board of Directors of RBC Information Systems OJSC at the time of approval of the transaction;
Givi Topchishvili, a member of the Board of Directors of RBC Information Systems OJSC at the time of approval of the transaction;
Hans-Jorg Rudloff, a member of the Board of Directors of RBC Information Systems OJSC at the time of approval of the transaction;
Michael Hammond, a member of the Board of Directors of RBC Information Systems OJSC at the time of approval of the transaction;
Neil Osborn, a member of the Board of Directors of RBC Information Systems OJSC at the time of approval of the transaction;
Yuri A. Rovensky, General Director of RBC Information Systems OJSC at the time of approval of the transaction;
Artemy V. Inutin, a member of the Executive Board of RBC Information Systems OJSC at the time of approval of the transaction;
Alexei V. Kuzovkin, a member of the Executive Board of RBC Information Systems OJSC at the time of approval of the transaction;
Information about approval of the transaction by the authorized governing body of the issuer (name of the governing body, date of the meeting (session) of the governing body at which the decision was made to approve the transaction, date of composing and the number of the minute of the meeting (session) of the governing body):
Name of the governing body - general shareholder meeting of RBC Information Systems OJSC,
Date of the meeting (session) of the governing body at which the decision was made to approve the transaction – 22 June 2005,
Date of composing and the number of the minute of the meeting (session) of the governing body - Minute No. 16 dated 6 July 2005.

12. Information about persons registered in the issuer's shareholder register and persons that are members of the issuer's governing bodies

a) full corporate names (names, full names) of persons registered in the issuer's shareholder register as the owners of:

shares accounting for at least 2 percent of the issuer's authorized capital, with reference to the share in the issuer's authorized capital:

German V. Kaplun – 12.91%;
Dmitry G. Belik – 14.42%;
Alexander M. Morgulchik – 13.12%;
T.ROWE PRICE INTERNATIONAL FUNDS, INC., T.ROWE PRICE EMERING EUROPE&MEDITERRANEAN FUND – 3.83%;
THE BANK OF NEW YORK INTERNATIONAL NOMINEES – 10.01%;
Joint-Stock Commercial Bank National Reserve Bank (open joint-stock company) – 3.98%;
Fleming Frontier Fund – 3.67%;
Closed joint-stock company RBC HOLDING- 2.94%;

ordinary shares accounting for at least 2 percent of the issuer's ordinary shares, with reference to the number of the issuer's ordinary shares owned by them:

German V. Kaplun – 12.91%;
Dmitry G. Belik – 14.42%;
Alexander M. Morgulchik – 13.12%;
T.ROWE PRICE INTERNATIONAL FUNDS, INC., T.ROWE PRICE EMERING EUROPE&MEDITERRANEAN FUND – 3.83%;
THE BANK OF NEW YORK INTERNATIONAL NOMINEES – 10.01%;
Joint-Stock Commercial Bank National Reserve Bank (open joint-stock company) – 3.98%;
Fleming Frontier Fund – 3.67%;
Closed joint-stock company RBC HOLDING- 2.94%;

registered securities converted into the issuer's shares, if as the result of the conversion, together with the shares already registered as property of this person, the number of shares registered as his property, is at least 2 percent of the issuer's authorized capital, with reference to the share in the issuer's authorized capital: ***there are no securities converted into the issuer's ordinary shares;***

registered securities converted into the issuer's ordinary shares, if as the result of the conversion, together with the shares already registered as property of this person, the number of ordinary shares registered as his property, is at least 2 percent of the issuer's ordinary shares, with reference to the number of the issuer's ordinary shares owned by this person: ***there are no securities converted into the issuer's ordinary shares;***

b) members of the Board of Directors (Supervisory Board) of the joint-stock company– issuer:

German V. Kaplun

Name of legal entity	Address of legal entity	Position
RBC Information Systems OJSC	**75/9, Leninsky Prospekt, Moscow, 119261**	**Chairman of the Board of Directors**
Production cooperative Orgtekhnika	**75/9, Leninsky Prospekt, Moscow, 119261**	**Deputy Chairman of the Executive Board**

Stake in the issuer's authorized capital: *12.91%;*
Percentage of ordinary shares owned by the shareholder : *12.91%*;
Percentage of ordinary shares of the issuer into which securities owned by the shareholder and convertible into ordinary shares, may be converted, in percentage to the total number of the offered ordinary shares and the number of ordinary shares into which securities convertible into the issuer's

ordinary shares may be converted: *the shareholder has no securities convertible into the issuer's ordinary shares*;

Alexander M. Morgulchik

Name of legal entity	Address of legal entity	Position
RBC Information Systems OJSC	**75/9, Leninsky Prospekt, Moscow, 119261**	**Deputy Chairman of the Board of Directors**
ROSBUSINESSCONSULTING CJSC	**78 Build. 1, Profsoyuznaya Street, Moscow, 117393**	**Vice President**
MEGAKOR	**Office 602T, 84/32, Profsoyuznaya Street, Moscow, 117997**	**General Director**

Stake in the issuer's authorized capital: *13.12%*;
Percentage of ordinary shares owned by the shareholder: *13.12%*;
Percentage of ordinary shares of the issuer into which securities owned by the shareholder and convertible into ordinary shares, may be converted, in percentage to the total number of the offered ordinary shares and the number of ordinary shares into which securities convertible into the issuer's ordinary shares may be converted: *the shareholder has no securities convertible into the issuer's ordinary shares*;

Белик Дмитрий Гельевич

Name of legal entity	Address of legal entity	Position
RBC Information Systems OJSC	75/9, Leninsky Prospekt, Moscow, 119261	**Deputy Chairman of the Board of Directors**
Holds no positions in other legal entities		

Stake in the issuer's authorized capital: *14.42%*;
Percentage of ordinary shares owned by the shareholder : *14.42%*;
Percentage of ordinary shares of the issuer into which securities owned by the shareholder and convertible into ordinary shares, may be converted, in percentage to the total number of the offered ordinary shares and the number of ordinary shares into which securities convertible into the issuer's ordinary shares may be converted: *the shareholder has no securities convertible into the issuer's ordinary shares*;

Yuri A. Rovensky

Name of legal entity	Address of legal entity	Position
RBC Information Systems OJSC	**75/9, Leninsky Prospekt, Moscow, 119261**	**Member of the Board of Directors, General Director (Chairman of the Executive Board)**
RBC Reklama LLC.	**75/9, Leninsky Prospekt, Moscow, 119261**	**General Director**
Information and Research Center Politics, Economics, Marketing CJSC	**24, 2nd Kvesisskaya Street, Moscow, 127220**	**General Director**

Autonomous non-profit organization Steering Committee of the Brand of the Year award	12-14 Build. 1, Solyanka Street, Moscow, 109240	General Director

Stake in the issuer's authorized capital: *0%*;
Percentage of ordinary shares owned by the shareholder : *0%*;
Percentage of ordinary shares of the issuer into which securities owned by the shareholder and convertible into ordinary shares, may be converted, in percentage to the total number of the offered ordinary shares and the number of ordinary shares into which securities convertible into the issuer's ordinary shares may be converted: ***the shareholder has no securities convertible into the issuer's ordinary shares***;

Artemy V. Inutin

Name of legal entity	Address of legal entity	Position
RBC Information Systems OJSC	**75/9, Leninsky Prospekt, Moscow, 119261**	**Member of the Board of Directors, member of the Executive Board**
RBC TV CJSC	**75/9, Leninsky Prospekt, Moscow, 119261**	**General Director**

Stake in the issuer's authorized capital: *0%*;
Percentage of ordinary shares owned by the shareholder : *0%*;
Percentage of ordinary shares of the issuer into which securities owned by the shareholder and convertible into ordinary shares, may be converted, in percentage to the total number of the offered ordinary shares and the number of ordinary shares into which securities convertible into the issuer's ordinary shares may be converted: ***the shareholder has no securities convertible into the issuer's ordinary shares***;

Sergei Yu. Lukin

Name of legal entity	Address of legal entity	Position
RBC Information Systems OJSC	**75/9, Leninsky Prospekt, Moscow, 119261**	**Member of the Board of Directors**
Holds no positions in other legal entities		

Stake in the issuer's authorized capital: *0.77%*;
Percentage of ordinary shares owned by the shareholder : *0.77%*;
Percentage of ordinary shares of the issuer into which securities owned by the shareholder and convertible into ordinary shares, may be converted, in percentage to the total number of the offered ordinary shares and the number of ordinary shares into which securities convertible into the issuer's ordinary shares may be converted: ***the shareholder has no securities convertible into the issuer's ordinary shares***;

Hans-Jorg Rudloff

Name of legal entity	Address of legal entity	Position
RBC Information Systems OJSC	**75/9, Leninsky Prospekt, Moscow, 119261**	**Member of the Board of Directors**

Barclays Capital	5 The North Colonnade, Canary Wharf London E14 4BB, U.K.	Chairman

Stake in the issuer's authorized capital: *0%*;
Percentage of ordinary shares owned by the shareholder : *0%*;
Percentage of ordinary shares of the issuer into which securities owned by the shareholder and convertible into ordinary shares, may be converted, in percentage to the total number of the offered ordinary shares and the number of ordinary shares into which securities convertible into the issuer's ordinary shares may be converted: ***the shareholder has no securities convertible into the issuer's ordinary shares***;

Neil Osborn

Name of legal entity	Address of legal entity	Position
RBC Information Systems OJSC	75/9, Leninsky Prospekt, Moscow, 119261	Member of the Board of Directors
Euromoney Publications, plc	Nestor House, Playhouse Yard, London EC4V 5EX, U.K.	Director

Stake in the issuer's authorized capital: *0%*;
Percentage of ordinary shares owned by the shareholder : *0%*;
Percentage of ordinary shares of the issuer into which securities owned by the shareholder and convertible into ordinary shares, may be converted, in percentage to the total number of the offered ordinary shares and the number of ordinary shares into which securities convertible into the issuer's ordinary shares may be converted: ***the shareholder has no securities convertible into the issuer's ordinary shares***;

Michael Hammond

Name of legal entity	Address of legal entity	Position
RBC Information Systems OJSC	75/9, Leninsky Prospekt, Moscow, 119261	Member of the Board of Directors
City Capital Corporation	Sion Hall 56 Victoria Embankment, London EC4Y 0DZ, U.K.	Principal

Stake in the issuer's authorized capital: *0%*;
Percentage of ordinary shares owned by the shareholder : *0%*;
Percentage of ordinary shares of the issuer into which securities owned by the shareholder and convertible into ordinary shares, may be converted, in percentage to the total number of the offered ordinary shares and the number of ordinary shares into which securities convertible into the issuer's ordinary shares may be converted: ***the shareholder has no securities convertible into the issuer's ordinary shares***;

c) members of a collegial executive body of the issuer:

Yuri A. Rovensky

Name of legal entity	Address of legal entity	Position
RBC Information Systems OJSC	75/9, Leninsky Prospekt, Moscow, 119261	Member of the Board of Directors, General Director

		(Chairman of the Executive Board)
RBC Reklama LLC.	75/9, Leninsky Prospekt, Moscow, 119261	General Director
Information and Research Center Politics, Economics, Marketing CJSC	24, 2nd Kvesisskaya Street, Moscow, 127220	General Director
Autonomous non-profit organization Steering Committee of the Brand of the Year award	12-14 Build. 1, Solyanka Street, Moscow, 109240	General Director

Stake in the issuer's authorized capital: *0%*;
Percentage of ordinary shares owned by the shareholder : *0%*;

Securities owned by the shareholder convertible into ordinary shares, in percentage to the total number of the offered ordinary shares and the number of ordinary shares into which securities convertible into the issuer's ordinary shares may be converted: ***the shareholder has no securities convertible into the issuer's ordinary shares***;

Artemy V. Inutin

Name of legal entity	Address of legal entity	Position
RBC Information Systems OJSC	75/9, Leninsky Prospekt, Moscow, 119261	Member of the Board of Directors, member of the Executive Board
RBC TV CJSC	75/9, Leninsky Prospekt, Moscow, 119261	General Director

Stake in the issuer's authorized capital: *0%*;
Percentage of ordinary shares owned by the shareholder : *0%*;
Securities owned by the shareholder convertible into ordinary shares, in percentage to the total number of the offered ordinary shares and the number of ordinary shares into which securities convertible into the issuer's ordinary shares may be converted: ***the shareholder has no securities convertible into the issuer's ordinary shares***;

Alexei V. Kuzovkin

Name of legal entity	Address of legal entity	Position
RBC Information Systems OJSC	75/9, Leninsky Prospekt, Moscow, 119261	Member of the Executive Board
RBC SOFT CJSC	75/9, Leninsky Prospekt, Moscow, 119261	General Director
RBC Engineering CJSC	75/9, Leninsky Prospekt, Moscow, 119261	General Director

Stake in the issuer's authorized capital: *0%*;
Percentage of ordinary shares owned by the shareholder : *0%*;
Securities owned by the shareholder convertible into ordinary shares, in percentage to the total number of the offered ordinary shares and the number of ordinary shares into which securities

convertible into the issuer's ordinary shares may be converted: ***the shareholder has no securities convertible into the issuer's ordinary shares***;

Ekaterina A. Lebedeva

Name of legal entity	Address of legal entity	Position
RBC Information Systems OJSC	**75/9, Leninsky Prospekt, Moscow, 119261**	**Member of the Executive Board**
RBC Holding CJSC	**75/9, Leninsky Prospekt, Moscow, 119261**	**General Director**

Stake in the issuer's authorized capital: ***0%***;
Percentage of ordinary shares owned by the shareholder : ***0%***;
Securities owned by the shareholder convertible into ordinary shares, in percentage to the total number of the offered ordinary shares and the number of ordinary shares into which securities convertible into the issuer's ordinary shares may be converted: ***the shareholder has no securities convertible into the issuer's ordinary shares***;

d) person holding the position (performing functions) of the one-man executive body of the joint-stock company-issuer:

Yuri A. Rovensky

Name of legal entity	Address of legal entity	Position
RBC Information Systems OJSC	**75/9, Leninsky Prospekt, Moscow, 119261**	**Member of the Board of Directors, General Director (Chairman of the Executive Board)**
RBC Reklama LLC.	**75/9, Leninsky Prospekt, Moscow, 119261**	**General Director**
Information and Research Center Politics, Economics, Marketing CJSC	**24, 2nd Kvesisskaya Street, Moscow, 127220**	**General Director**
Autonomous non-profit organization Steering Committee of the Brand of the Year award	**12-14 Build. 1, Solyanka Street, Moscow, 109240**	**General Director**

Stake in the issuer's authorized capital: ***0%***;
Percentage of ordinary shares owned by the shareholder : ***0%***;
Percentage of ordinary shares of the issuer into which securities owned by the shareholder and convertible into ordinary shares, may be converted, in percentage to the total number of the offered ordinary shares and the number of ordinary shares into which securities convertible into the issuer's ordinary shares may be converted: ***the shareholder has no securities convertible into the issuer's ordinary shares***;

82-34864

Approved on July 22, 2005
by the Board of Directors of the RBC Information Systems Open Joint-Stock Company
Minutes No. 40 dated July 22, 2005

Registered on ____________, 2005
State registration No. ____________

____
(specify the registering authority name)

____
(authorized signature)

(seal of the registering authority)

SECURITIES PROSPECTUS

Open Joint-Stock Company RBC Information Systems
Common registered non-documentary shares with a par value of 0.001 (zero point zero zero one) rubles each, totaling 4 260 000 (four million two hundred and sixty thousand) shares placed through private offering.

Information contained in the present securities prospectus shall be subject to disclosure in accordance with the legislation of the Russian Federation on securities.

THE REGISTERING AUTHORITY MAY NOT BE HELD LIABLE FOR THE AUTHENTICITY OF INFORMATION CONTAINED IN THIS SECURITIES PROSPECTUS AND THE FACT OF ITS REGISTRATION MAY NOT BE REGARDED AS EVIDENCE OF ITS ATTITUDE TOWARDS THE DISTRIBUTED SECURITIES.

We hereby certify the authenticity of the financial (accounting) reports of the issuer for 2001-2004 and the correspondence of the process used by the issuer to perform accounting to the legislation of the Russian Federation. Other information related to the financial situation of the issuer, contained in Sections III, IV, V and VIII of this prospectus, was verified for compliance in all substantial aspects to the information of the financial (accounting) reports for 2001-2004.

Online Audit
Limited Liability Company

____________/L. Novikova/
General Director of the Online Audit Limited Liability Company

Date August 15 2005

sea



General Director of RBC Information Systems Open Joint-Stock Company

/Y. Rovensky/

Date August 15 2005

Chief Accountant of the RBC Information Systems Open Joint-Stock Company

____________/A. Ostrovskaya/

Date August 15 2005.

sea

TABLE OF CONTENTS

Introduction

a) full and short corporate name of the issuer
Full corporate name: ***RBC Information Systems Open Joint-Stock Company***
Short corporate name: ***OJSC RBC Information Systems***
(hereinafter referred to as "the issuer" or "the Company")

b) location of the issuer:
75/9 Leninsky Prospekt, Moscow, 119261

c) contact telephone number of the issuer, e-mail (if any):
Tel.: ***363-11-11*** Fax: ***363-11-25***
E-mail: ***ir@rbc.ru***

d) Internet website(s) containing the text of the registered securities prospectus of the issuer: *www.rbcinfosystems.ru*

e) general information on the securities placed by the issuer:
class, category (type): ***Common registered non-documentary shares***
Number of placed securities: ***4 260 000 (four million two hundred and sixty thousand)***
par value (in the event that the presence of par value is stipulated by the legislation of the Russian Federation): ***0.001 (zero point zero zero one) rubles***
Procedure and terms of placement (start date, end date of placement or the method for their determination):
Start date for the placement of securities of this additional issue***: the first business day upon the expiry of two weeks from the date of disclosure of information on the state registration of the issue of additional shares and the provision of all potential acquirers with the opportunity to access information about the state registration of the issue, which is subject to disclosure pursuant to the federal law "On the securities market" of the Russian Federation and regulations of the Federal Financial Markets Service of Russia.***
End date of placement: ***no later than 1 year after the date of state registration of the additional issue of securities.***
The price of placement or the procedure for its determination, the conditions of provision (for secured bonds):
The price of placement of shares of the additional issue shall be determined by the issuer's Board of Directors judging by the closing price on the MICEX stock exchange as of the date of the state registration of Additional Shares, and in the event that no trade is held on the MICEX stock exchange on the specified day, judging by the closing price on the next trading day.
Information on the price of placement of shares shall be disclosed by the issuer in the newslines of the AKM and Interfax news agencies and on the issuer's website www.rbcinfosystems.ru no later than the start date of placement of securities (information disclosure on the issuer's website shall be made after the disclosure on the newslines)

f) other information that the issuer may consider necessary to be mentioned in the introduction:
This securities prospectus contains the evaluations and forecasts of the issuer's authorized governing bodies with respect to future events and/or actions, the development prospects of the economy sector in which the issuer performs his core activities, and the results of the issuer's activity including the issuer's plans, the probability of certain events and performance of certain actions. Investors shall not totally rely on the evaluations and forecasts of the issuer's governing bodies, as the actual results of the issuer's activity may for many reasons vary from the forecasted results in the future. The purchase of the issuer's securities is linked to the risks described in this securities prospectus.

I. Brief profile of the members of the issuer's governing bodies, information on bank accounts, the issuer's auditor, appraiser and financial advisor as well as other persons who have signed the prospectus

1.1. Members of the issuer's governing bodies

The governing bodies of the RBC Informational Systems Open Joint-Stock Company (hereinafter referred to as "the issuer" or "the Company") are as follows:

- *general shareholders meeting;*
- *Board of Directors;*
- *sole executive body – General Director;*
- *collegial executive body – Executive Board.*

Members of the Board of Directors:

German V. Kaplun – Chairman of the Board of Directors
Born in: ***1968***

Alexander M. Morgulchik
Born in: ***1970***

Dmitry G. Belik
Born in: ***1968***

Sergey Y. Lukin
Born in: ***1967***

Yury A. Rovensky
Born in: ***1969***

Artemiy V. Inyutin
Born in: ***1967***

Hans-Jörg Rudloff
Born in: ***1940***

Osbourne Neil
Born in: ***1949***

Michael Hammond
Born in: ***1959***

The sole executive body as well as the members of the collegial executive body of the issuer:
Yury A. Rovensky (General Director)
Born in: ***1969***

Collegial executive body – Executive Board.
Chief Executive Officer: *Yury A. Rovensky (General Director)*
Members of the Executive Board:
Artemiy V. Inyutin
Born in: ***1967***
Alexey V. Kuzovkin
Born in: ***1975***
Ekaterina A. Lebedeva
Born in: ***1971***

1.2. Information on the issuer's bank accounts

Full corporate name of the credit organization	*Commercial bank Makprombank Limited Liability Company*
Short corporate name of the credit organization	*CB Makprombank LLC*
Location	*75/9 Leninsky Prospekt, Moscow, 119261*
Taxpayer ID	*7736022535*
BIC	*044552522*
Correspondent Account No.	*30101810400000000522*
Account No.	*40702810000000000403*
Account type	*Settlement*
Account No.	*40819840400001300403*
Account type	*Special settlement 2*
Account No.	*40819840500001200403*
Account type	*Special settlement 1*
Account No.	*40702840800009200403*
Account type	*Transit*
Account No.	*40702840900009100403*
Account type	*Currency*

Full corporate name of the credit organization	*Commercial bank Moskommertsbank Limited Liability Company*
Short corporate name of the credit organization	*CB Moskommertsbank LLC*
Location	*1, building 2, B. Gnezdikovsky Pereulok, Moscow, 125009*
Taxpayer ID	*7744000711*
BIC	*044599951*
Correspondent Account No.	*30101810500000000951*
Account No.	*40702810700000000420*
Account type	*Settlement*
Account No.	*40702840000000000420*
Account type	*Currency*
Account No.	*40702840300001000420*
Account type	*Transit*
Account No.	*40702840600002000420*
Account type	*Special transit*

Full corporate name of the credit organization	*Savings Bank of the Russian Federation Open Joint-Stock Company (Tverskoye branch No. 7982)*
Short corporate name of the credit organization	*Sberbank of Russia (Tverskoye branch No. 7982)*
Location	*19, Vavilov Street, Moscow, 117997*
Taxpayer ID	*7707083893*
BIC	*044525225*
Correspondent account No.	*30101810400000000225*
Account No.	*40702810938040108824*
Account type	*Settlement*

Full corporate name of the credit organization	*ABN AMRO Bank A.O. Closed Joint Stock Company*
Short corporate name of the credit organization	*ABN AMRO Bank A.O. CJSC*
Location	*17, building 1, Nikitskaya Street, Moscow, 125009*
Taxpayer ID	*7703120329*

BIC	*044525217*
Correspondent Account No.	*30101810900000000217*
Account No.	*40702810400005583551*
Account type	*Settlement*
Account No.	*40702840700005583551*
Account type	*Currency*
Account No.	*40702840800205583578*
Account type	*Transit*

Full corporate name of the credit organization	*Commercial Bank ROSENERGOBANK (Closed Join Stock Company)*
Short corporate name of the credit organization	*CB REB (CJSC)*
Location	*14, building 1, Energeticheskaya Street, Moscow, 111116*
Taxpayer ID	*6167007639*
BIC	*044579741*
Correspondent Account No.	*30101810900000000217*
Account No.	*40702810100000000999*
Account type	*Settlement*
Account No.	*40702840400000000999*
Account type	*Currency*
Account No.	*40702840200006000999*
Account type	*Transit*

1.3. Information on the auditor(s) of the issuer:

Full corporate name: ***Online Audit Limited Liability Company***
Short corporate name: ***Online Audit LLC***
Location: ***57, Profsoyuznaya Street, Moscow, 117393***
Tel.: ***(095) 745-22-42*** Fax: ***(095) 745-22-42***
E-mail: ***none***
Auditor's license data:
License No.: ***E05832***
Date of issuance: ***March 30, 2004***
Expiry date: ***March 30, 2009***
Issuing authority: ***Finance Ministry of the Russian Federation***
Financial year(s) verified by the auditor through independent audit of the accounting records and financial (accounting) statements of the issuer: ***the 2004 accounting statements under Russian accounting standards were audited.***

Full corporate name: ***Auditing Company Auditor-Service-K Closed Joint-Stock Company***
Short corporate name: ***Auditing Company Auditor-Service-K CJSC***
Location: ***3, Poselkovaya St., Kaluga, 248600***
Tel.: ***(0842) 55-21-98*** Fax: ***(0842) 55-21-98***
E-mail: ***none***
Auditor's license data:
License No: ***000690***
Date of issuance: ***June, 25, 2002***
Expiry date: ***June, 25, 2007***
Issuing authority: ***Finance Ministry of the Russian Federation***
Financial year(s) verified by the auditor through independent audit of the accounting records and financial (accounting) statements of the issuer: ***the accounting statements under Russian accounting standards for 2001, 2002 and 2003 were audited.***

Full corporate name: ***KPMG Limited***

Short corporate name: *KPMG Limited*
Location: *2 Grange Place, The Grange*
Saint Peter Port, Guernsey, Channel Islands
Moscow branch: 11 Gogolevsky Blvd, Moscow, 119019, Russia
Tel.: *(095) 937-44-77* Fax: *(095) 937-44-99*
E-mail: *kpmgmoscow@kpmg.ru*
Auditor's license data:
The KPMG Limited activity is not subject to licensing.
Financial year(s) verified by the auditor through independent audit of the accounting records and financial (accounting) statements of the issuer: ***the consolidated accounting statements under IAS for 2001, 2002, 2003 and 2004 were audited***

Factors that may affect the auditors' independence from the issuer: ***no such factors exist.***
Measures taken by the issuer and the auditors to reduce the influence of said factors: ***The auditors are not shareholders of the issuer; the issuer is not a member of the audit companies; the issuer's Chief Accountant is not the auditors' employee; no loan or credit agreements were signed between the auditors and the issuer.***
Procedure for the election of the issuer's auditors:
Procedures for a tender to elect auditors and its main terms – auditors shall be elected based on the analysis of offers of leading audit companies. The issuer shall also adhere to the principle of continuing auditors. The Audit and Compliance Committee of the Board of Directors shall hold meetings with the representatives of auditors to discuss audit results and specific sections of the audit report, and verify the fulfilment of the auditors' recommendations by the issuer's management.

Work performed by the auditors within social audit tasks: no special audit tasks have been set.

Substantial interests binding the auditors (auditors' officials) with the issuer (issuer's officials):
the auditors do not have stakes in the issuer's authorized capital;
no loans have been granted to the auditors;
no family ties exist;
no close business relations exist;
no officials of the issuer are officials of the auditor(s).
Procedure for determination of the auditor's remuneration: ***The amount of the auditor's remuneration shall be determined based on the market rates and the scope of work evaluated at the stage of planning.***
Deferred and overdue payments for services rendered by the auditors: ***none.***

1.4. Information on the issuer's appraiser.

The issuer has not engaged an appraiser.

1.5. Information on the issuer's advisors.

The financial advisor, which signed the outstanding securities prospectus, was registered by the regional department of the Federal Commission for the Securities Market in the Central Federal District on May 18, 2005.
Full name: ***Federal Stock Corporation Open Joint-Stock Company***
Short name: ***FFC OJSC***
Location: ***25 Ostozhenka St., Moscow, 119034***
Telephone: ***(095) 737-86-30***
Fax: ***(095) 737-86-32***
Taxpayer ID: *7706024711*
Website used by the financial advisor to disclose information on the Internet: ***www.fscorp.ru***
Number, date of issuance and expiry date of the license to perform professional activity on the securities market; the issuing body (for advisors being professional participants of the securities market):

License of a professional participant of the securities market to perform brokerage activities No. 077-06174-100000 dated August 29, 2003 without limitation of validity term; issued by the Federal Commission for the Securities Market of Russia.

License of a professional participant of the securities market to perform the dealer activities No. 077-06178-010000dated August 29, 2003 without limitation of validity term; issued by the Federal Commission for the Securities Market of Russia.

Services rendered by the advisor.

Advisor's functions:

- *to assist the issuer in preparing the registered Securities Prospectus;*
- *to check the accuracy and integrity of information contained in the registered Securities Prospectus, except for the part confirmed by the auditor and/or appraiser;*
- *to certify the registered Securities Prospectus;*
- *to advise on issues concerning preparation of the resolution on the issue;*
- *to advise on issues related to preparation of the resolution on the issue, the prospectus, the report on the results of the previous additional issue of shares; other documentation concerning the issue, placement and organization of the previous additional issue of shares as well as on questions arising during the share issue.*

The present Securities Prospectus shall not be signed by the financial advisor on the securities market. Order of the Federal Financial Markets Service No. 05-5/pz-n dated March 16, 2005 "On approving the regulation for information disclosure by the issuers of securities" cancelled the obligation to attract a financial advisor. The issuer does not currently have a single financial advisor.

1.6. Information on other persons who have signed the prospectus

Anna P. Ostrovskaya

Chief Accountant of the RBC Information Systems Open Joint-Stock Company

Telephone: *(095) 363-11-11*

Fax: *(095) 363-03-17*

II. Brief information regarding the size, timeframe, schedule and terms of placement for each kind and category (type) of issued securities

2.1. Kind, category (type) and form of securities being placed.

To be specified:
Kind of securities: ***Shares***
Category: ***ordinary***
Form of securities: ***registered non-documentary***

2.2. Nominal value of each kind, category (type), and series of the issued securities:
0,001 (one thousandth) ruble

2.3. Projected value of the issue in monetary terms and the number of issued securities being placed

The total volume of the issue in monetary terms: ***4,260 (four thousand two hundred sixty) rubles***
Number of additionally issued securities: ***4,260,000 (four million two hundred and sixty thousand) units***

2.4. Price (way of determining the price) of offering of issued securities

The offering price for additionally issued shares shall be determined by the Board of Directors of the Issuer based on the closing price on the MICEX Stock Exchange on the day of state registration of the additional shares, and on the day following the day of registration if there is no trading on the MICEX Stock Exchange on the day of registration.
To persons having preemptive rights to buy additional shares, these securities shall be sold at the offering price applied to other persons.
The issuer shall announce the offering price of shares in the newslines of the AKM and Interfax information agencies and on the issuer's website www.rbcinfosystems.ru not later than the commencement date of the placement (the information shall be published on the issuer's website after it is announced through the newslines).

2.5. Schedule and period of placement

The commencement date of the placement or the method of determining it:
The first working day following two weeks after the date when the information about the state registration of the additional issue was published and all potential buyers were offered access to information about the state registration of the issue, which shall be disclosed in accordance with the Federal Law of the Russian Federation "On the securities market" and regulations issued by the Federal Service for Financial Markets of Russia.
Placement of additional shares with the buyer determined by the decision about the placement of shares – RBC Holding CJSC – shall begin on the first working day following the day on which information about the results of the preemptive rights exercise was announced.
An announcement about the state registration of an additional share issue shall be published by the issuer within the following period:

- ***on the newslines of the AKM and Interfax information agencies not later than 1 (one) day after the state registration of the additional share issue;***
- ***on the issuer's website www.rbcinfosystems.ru – not later than 3 (three) days after the date of state registration of the additional share issue (but in any case after the information is published on the newslines);***

- *in the Supplement to the Vestnik of the Financial Service for Financial Markets of Russia – not later than 5 (five) days after the state registration of the additional share issue.*

The date of the completion of the placement or the method of determining it:
The placement shall be completed not later than one year after the date of the state registration of the additional share issue.
Method of placement:
Private placement.
Preemptive rights and the date for compiling the list of persons having preemptive rights:
In accordance with Articles 40 and 41 of the Federal Law "On Joint Stock Companies", shareholders of the issuer who voted against or abstained from voting on the placement by way of private offering shall have preemptive rights to buy additional shares placed by way of private offering, in the amount proportionate to the number of ordinary shares of the issuer owned by them. The schedule for the exercise of preemptive rights is specified in paragraph 8.5 of the Decision on the Additional Share Issue and paragraph 9.3 of the Prospectus of the Share Issue.
The date of compiling the list of persons having preemptive rights to buy additional shares: the date on which the issuer makes the decision to increase the authorized capital through placing additional ordinary shares (22 June 2005).
Other terms of placement considered important by the issuer:
Other terms of the additional share placement shall be detailed in Chapter IX of this Prospectus.
Additional shares are not expected to be placed with persons providing services connected with the placement.

2.6. Schedule and terms of payment for issued securities

Payment for shares shall be made in full in monetary form in the currency of the Russian Federation at the time of acquisition, in accordance with the Decision on the Additional Share Issue and the Prospectus.

Terms and schedule of delayed payment for the issued securities:
The opportunity of paying in installments is not provided.

Details of bank accounts to which monetary assets shall be transferred as payment for the shares in the process of placing shares with shareholders having preemptive rights:

Owner of the account: ***Open Joint Stock Company RBC Information Systems***
Number of the account: ***40702810700000000420***
Credit organization:
Full company name: ***Commercial Banks Moskommertsbank (LLC)***
Short company name: ***KB Moskommertsbank (LLC)***
Address: ***1, building 2, Bolshoi Gnezdnikovsky Pereulok, Moscow, 125009***
BIK: ***044599951***
INN: *7744000711*
Correspondent account: ***30101810500000000951***

Other terms and schedule of payment for the issued securities:
The shares of this issue shall be paid for before a shareholder submits his application for the acquisition of shares.

2.7. The schedule and terms of signing agreements in the process of placing the issued securities

The placement of shares with persons having preemptive rights shall be based on their written applications for the acquisition of the issued shares and documents confirming payment.

Persons having preemptive rights to buy the shares shall submit their applications for the acquisition of the shares in written form together with a document confirming payment (original document or a copy attested by a notary) for all shares indicated in the application, at the offering price, to a person who does not have preemptive rights to buy additionally issued shares (RBC Holding CJSC), determined in accordance with paragraph 8.4 of the Decision on the Additional Share Issue and Paragraph 2.4 of the Prospectus.

Applications for the acquisition of the shares shall contain the following information:

- *heading: "Application to buy shares in the Open Joint Stock Company RBC Information Systems";*
- *Name (full company name) of the buyer;*
- *Identification taxpayer number (for individuals it should be specified if they have it);*
- *Place of residence (location) of the buyer;*
- *For individuals – passport details (date, year and place of birth, series number, date and place of issuance);*
  It is necessary for legal entities to give their Primary State Registration Number (OGRN), as well as the number, date and place of issuance of the state registration certificate of the legal entity, and/or certificate of the legal entity's listing in the Single State Register of Legal Persons;
- *Number of the client account in the register for the transfer of the acquired shares to it;*
- *The number of shares to be acquired;*
- *The amount of monetary assets transferred as payment for the shares;*
- *Bank details of the buyer (information about the bank account of a bank card or notification that if the necessity arises to return the monetary assets, the buyer prefers to receive the monetary assets through the cash office of the issuer);*
- *Note of a document attached to the application to confirm the payment for shares that the buyer wants to acquire.*

The application shall be signed by the buyer or his representative acting on the strength of the power of attorney (signature of authorized official and a seal for legal entities, and a signature for individuals). If the application is signed by a representative acting on the strength of the power of attorney, the original power of attorney or a copy thereof attested by a notary shall be attached to the application.

The application and documents attached to it shall be delivered to the following address by the buyer or his authorized representative having a duly attested power of attorney to represent the interests of the purchaser:

78, building 1, Profsoyuznaya Street, Moscow, 117393.

Applications from persons having preemptive rights to buy shares shall be accepted from Monday to Friday between 9:00 and 18:00 after the publication of the Notification about the possibility to exercise preemptive rights and until the period of preemptive rights exercise expires.

Submission of applications by persons having preemptive rights to buy shares shall be carried out within 45 calendar days after the publication of the Notification in the newspaper Rossiiskaya Gazeta (herein referred to as the Preemptive rights exercise period).

Submitted applications shall be granted by the issuer in full, provided that the number of shares indicated in the application is in proportion to the number of shares owned by the shareholder. If a person having a preemptive right is entitled to buy a fractional number of shares according to the calculation of additional shares that this person can buy, this shareholder can buy a part of an additional share (fractional share), in accordance with the fractional part of the calculated number.

Applications not meeting the requirements specified in the Decision on the Additional Share Issue and the Prospectus, and applications without documents confirming payment, may not be granted by the issuer.
The issuer shall inform the buyer about the impossibility of granting his application under the terms specified in the application, giving his reasons for it. Monetary assets received by the issuer as payment for the shares applications for the acquisition of which cannot be granted (fully or in part), shall be returned by the issuer to the purchaser, according to the rules for returning monetary assets indicated in the application, within 5 days of the date of receiving the application.
If the application does not specify the method and/or details for the transfer (in case of electronic payment) of monetary assets, the issuer shall return the monetary assets at the request of the purchaser.

The issuer shall issue a transfer order about the transfer to the client account of the purchaser of additional shares in the amount specified in the application, if the number of shares given in the application is in proportion to the number of shares owned by the shareholder. The issuance of the transfer order by the issuer is the acceptance of the offer made by the person who submitted the application to buy shares. The purchase-sale contract for shares shall be considered concluded at the time of the transfer by the issuer of the transfer order to the registrar.
After the Board of Directors of the issuer has examined the results of the preemptive rights exercise, the issuer shall sign a purchase-sale agreement for shares with RBC Holding CJSC (purchase determined by the Decision on the Additional Share Issue). RBC Holding CJSC shall buy additional shares remaining after the preemptive rights exercise.

Changing and/or termination of agreements on the placement of shares shall be carried out in accordance with Chapter 29 of the Civil Code of the Russian Federation.

A person to whom the issuer issues (directs) the transfer order, which is the basis for making a credit entry in the client account of the purchaser (registrar, first purchaser), and other terms of the issuance of the transfer order:
After the state registration of this additional share issue, the shares shall be transferred to the issuer account of the issuer, opened in the shareholder register of the issuer, run by:
Full company name: *Closed Joint Stock Company IRKOL*
Short company name: *IRKOL CJSC*
Location: *3/4, building 1, Boyarsky Pereulok, Moscow, 107078*
Postal address: *3/4, building 1, Boyarsky Pereulok, Moscow, 107078*

Tel.: *(095) 208-15-15, 207-15-15* Fax: *(095) 208-34-34*
E-mail: *corp@ircol.ru*
The transfer order, which is the basis for making a credit entry in the client account of the first purchaser, shall be given by the issuer to Closed Joint Stock Company IRKOL. The transfer order shall be issued for the number of shares for which the application for acquisition is to be granted in accordance with the Decision on the Additional Share Issue and the Prospectus, after paying for the shares in the number indicated in the transfer order, in full.

2.8. The range of potential buyers of the issued securities being placed
In accordance with the Decision on the Additional Share Issue the shares shall be placed by private offering within a specified range of persons: Closed Joint Stock Company RBC Holding.

Shareholders of the issuer who voted against or abstained from voting on the placement by way of private offering shall have preemptive rights to buy additional shares placed by way of private offering, in the amount proportionate to the number of ordinary shares of the issuer owned by them. The number of persons having preemptive rights to buy shares exceeds 1,264.

2.9. Disclosure of information about the placement and the results of the placement of the issued securities

The issuer shall disclose information at every stage of the share issue in accordance with the Federal Law "On the securities market," the Federal Law "On Joint Stock Companies" and the Regulations on disclosure of information by security issuers, approved by the Decree of the Federal Service for Financial Markets of the Russian Federation No.05-5/pz-n dated 16 March 2005 (hereinafter called "the Regulations"), other regulations of the federal body for the securities market and in accordance with the Decision on the Additional Share Issue and the Prospectus. If, by the time an event occurs about which the issuer shall disclose information in accordance with federal laws in force and regulations of the federal executive body for the securities market, there is a schedule and timeframe for the disclosure of information about this event, other than the schedule and timeframe specified in the Decision about the Share Issue and the Prospectus, information about this event shall be disclosed in accordance with the terms and within the timeframe specified by federal laws and regulations of the federal executive body for the securities market in force at the time when the event occurred.

1) The announcement about the decision by the general shareholder meeting to increase the authorized capital through an additional share issue to be placed by private offering shall be published by the issuer within the following periods, starting from the date of composing the protocol of the general shareholder meeting where the decision was made about the additional share issue:

- *on the newslines of the Interfax and AKM news agencies – not later than 1 day;*
- *on the issuer's website www.rbcinfosystems.ru – not later than 3 (three) days (but in any case after the information is published on the newslines);*
- *in the Supplement to the Vestnik of the Financial Service for Financial Markets of Russia – not later than 5 (five) days (but in any case after the information is published on the newslines).*

2) The announcement of the approval by the issuer's Board of Directors of the decision to issue additional shares and the Prospectus of the issue shall be published by the issuer within the following periods, starting from the date of composing the protocol of the meeting of the Board of Directors at which the decision to issue additional shares was approved:

- *on the newslines of the Interfax and AKM news agencies – not later than 1 day;*
- *on the issuer's website www.rbcinfosystems.ru – not later than 3 (three) days (but in any case after the information is published on the newslines);*
- *in the Supplement to the Vestnik of the Financial Service for Financial Markets of Russia – not later than 5 (five) days (but in any case after the information is published on the newslines).*

3) The announcement of the state registration of the additional share issue and terms of access to information contained in the Prospectus of the Issue shall be published by the issuer within the following periods, starting from the date of state registration of the additional share issue:

- *on the newslines of the Interfax and AKM news agencies – not later than 1 day;*
- *on the issuer's website www.rbcinfosystems.ru – not later than 3 (three) days (but in any case after the information is published on the newslines);*

- *in the Supplement to the Vestnik of the Financial Service for Financial Markets of Russia – not later than 5 (five) days (but in any case after the information is published on the newslines).*

Within a period of no more than 3 (three) days of the date of the state registration of the additional share issue, the issuer shall publish the text of the registered Prospectus of the issue on its website www.rbcinfosystems.ru.

The text of the registered Prospectus of the issue shall be accessible at www.rbcinfosystems.ru starting from the date of its publishing on the Internet until at least 6 months after the date of publication of the registered report about the results of the additional share issue on the Internet.

Beginning with the 3rd (third) day of state registration of the additional share issue all interested persons can become acquainted with the Decision on the Additional Share Issue and the Prospectus of the Issue at:

Open Joint Stock Company RBC Information Systems
Location: 75/9, Leninsky Prospekt, Moscow, 119261
Postal address: 75/9, Leninsky Prospekt, Moscow, 119261
Tel.: 363-11-11; **Fax**: *363-11-25*
Website: www.rbcinfosystems.ru

Beginning from the date of publication of the announcement about the state registration of the additional share issue, any interested person can get a copy of the Decision about the Additional Share Issue and the Prospectus of the Issue, attested by the issuer or a notary, at the above indicated address, for payment not exceeding expenses for the copying of the said documents.

4) At the stage of the placement of the shares the issuer must disclose information in the following form:

- *announcements about changing the commencement date of the issue;*
- *announcements about the offering price (rules for determining the price);*
- *announcements about suspension of the placement;*
- *announcements about the resumption of the placement;*
- *announcements about the completion of the placement.*

(a) If the issuer decides to change the commencement date of the issue specified in this Decision on the Additional Share Issue, the issuer shall publish an announcement of changes to the commencement date of the issue on the newslines of the AKM and Interfax news agencies and on the issuer's website www.rbcinfosystems.ru not later than 1 (one) day before that date.

(b) The issuer shall publish an announcement about the offering price on the newslines of the AKM and Interfax news agencies and on the issuer's website www.rbcinfosystems.ru not later than the commencement date of the issue.

(c) If the issuer decides to make changes and/or additions to the Decision on the Additional Share Issue and/or the Prospectus of the Issue and/or in the event of the issuer receiving a written demand (instruction, decision) from the state body authorized to make decisions about the suspension of the placement (hereinafter referred to as "the authorized state body") in accordance with the legislation of the Russian Federation, the Issuer must suspend the placement and publish an announcement about the suspension of the placement within the following periods from the date of composing the protocol of the meeting (session) of the authorized body of the issuer, at which the decision was made to introduce changes and/or additions to the Decision on the Additional Share Issue and/or the Prospectus of the Issue, or the date of receiving by the issuer of a written demand (instruction, decision) of the authorized state body about the suspension of the issue:

- *on the newslines of the Interfax and AKM news agencies – not later than 1 day;*

- *on the issuer's website www.rbcinfosystems.ru – not later than 3 (three) days (but in any case after the information is published on the newslines);*
- *in the Supplement to the Vestnik of the Financial Service for Financial Markets of Russia – not later than 5 (five) days (but in any case after the information is published on the newslines).*

(d) The announcement about the resumption of the placement shall be published by the issuer within the following periods starting from the date of the registration of changes and/or additions to the Decision on the Additional Share Issue and/or the Prospectus of the Issue or the date of the decision to refuse the registration of such changes and/or additions, or the date of receipt by the issuer of a written demand notification (decision) from the authorized state body about permission to resume the placement (cessation of grounds for the suspension of the placement):

- *on the newslines of the Interfax and AKM news agencies – not later than 3 (three) days;*
- *on the issuer's website www.rbcinfosystems.ru – not later than 3 (three) days (but in any case after the information is published on the newslines);*
- *in the Supplement to the Vestnik of the Financial Service for Financial Markets of Russia – not later than 5 (five) days (but in any case after the information is published on the newslines).*

(e) The announcement about the completion of the placement shall be published within the following periods from the last day of the placement period determined by the decision about the issue (additional issue) of securities, and starting from the date of placing the last security of the issue (additional issue) in the event of all securities of the issue (additional issue) being placed before the expiry of this period:

- *on the newslines of the Interfax and AKM news agencies – not later than 1 day;*
- *on the issuer's website www.rbcinfosystems.ru – not later than 3 (three) days (but in any case after the information is published on the newslines);*
- *in the Supplement to the Vestnik of the Financial Service for Financial Markets of Russia – not later than 5 (five) days (but in any case after the information is published on the newslines).*

5) The announcement about the results of the preemptive rights exercise shall be published by the issuer on the newslines of the Interfax and AKM news agencies not later than 5 days after the date of composing the protocol of the meeting of the issuer's Board of Directors at which the decision was made to sum up the results of the preemptive rights exercise, and on the issuer's website www.rbcinfosystems.ru after the publication of the announcement on the newslines;

6) The announcement about the state registration of the report on the results of the additional share issue shall be published by the issuer within the following periods starting from the date of the state registration of the report on the results of the additional share issue:

- *on the newslines of the Interfax and AKM news agencies – not later than 1 day;*
- *on the issuer's website www.rbcinfosystems.ru – not later than 3 (three) days (but in any case after the information is published on the newslines);*
- *in the Supplement to the Vestnik of the Financial Service for Financial Markets of Russia – not later than 5 (five) days (but in any case after the information is published on the newslines).*

Within a period of no more than 3 (three) days of the date of state registration of the report on the results of the additional share issue, the issuer shall publish the text of the registered report on the results of the additional shares issue on its website.

The text of the registered report on the results of the additional share issue shall be accessible at www.rbcinfosystems.ru starting from the date of its publishing on the Internet until at least 6 months after the date of publication of the registered report on the results of the additional share issue on the Internet.

7) Beginning with the 3rd (third) day of the state registration of the report on the results of the additional share issue, all interested persons can become acquainted with the report on the results of the additional share issue at the following addresses:

Open Joint Stock Company RBC Information Systems
Location: 75/9, Leninsky Prospekt, Moscow, 119261
Postal address: 75/9, Leninsky Prospekt, Moscow, 119261
Tel.: 363-11-11; Fax: *363-11-25*
Website: www.rbcinfosystems.ru

Beginning from the date of publication of the announcement about the state registration of the report on the results of the additional share issue, any interested person can get a copy of the Decision about the Additional Share Issue and the Prospectus of the Issue, attested by the issuer or a notary, at the these addresses, for payment not exceeding expenses for the copying of said documents.

8) In cases foreseen by the Regulations, the Issuer shall disclose information in the form of an announcement about a material fact.
The announcement about a material fact shall be published by the issuer within the following periods starting from the time of the occurrence of the material fact, unless otherwise provided by the Regulations:

- *on the newslines of the Interfax and AKM news agencies– not later than 1 day;*
- *on the issuer's website www.rbcinfosystems.ru – not later than 3 (three) days (but in any case after the information is published on the newslines);*
- *in the Supplement to the Vestnik of the Financial Service for Financial Markets of Russia – not later than 5 (five) days (but in any case after the information is published on the newslines).*

The issuer shall send the announcement about the material fact to the registration body not later than 5 (five) days from the date when the material fact occurred.
The text of the announcement about the material fact shall be accessible on the website within 6 (six) months of the date of its publication.
9) The issuer shall disclose information in the form of a quarterly report in accordance with the terms specified in the Regulations.
A quarterly report shall be prepared based on the results of each quarter. It shall be submitted to the registration body not later than 45 days after the last day of the quarter.
Within no more than 45 (forty five) days of the completion of a given quarter the issuer shall publish the text of the quarterly report on its website www.rbcinfosystems.ru.
The text of the quarterly report shall be accessible on the issuer's website within 6 (six) months of the date of its publication or until the publication of the quarterly report for the next quarter on the issuer's website.
10) The issuer shall also disclose information that may have a significant impact on the value of the issuer's securities, including:

(a) information about decisions made by the issuer's Board of Directors (supervisory council):
about calling the annual or extraordinary general meetings of the issuer's shareholders, including the discussion of the agenda of the general meeting of the issuer's shareholders;
about the creation of one-man and/or collegial executive bodies of the issuer;
about the early termination of the powers of one-man and/or collegial executive bodies of the issuer;
about the suspension of the powers of one-man and/or collegial executive bodies of the issuer, including a managing company or manager;
about recommendations regarding the amount of dividend on the issuer's shares and

the terms of payment;
about putting the issue of the reorganization of the issuer and the terms of this reorganization on the agenda of the general meeting;
about approval of large transactions concluded by the issuer;
about the appointment of the registrar running the register of holders of the issuer's registered securities, and terms of agreement with him;
about the termination of an agreement with the registrar running the register of holders of the issuer's registered securities;
about the acquisition by the issuer of shares, bonds and other securities placed by him;
about the creation (liquidation) of branches and/or the opening (closing) of representations of the joint stock company;
about the approval of the investment declaration of a joint stock investment fund, or changes and additions to it;
about concluding or terminating agreements with a managing company, depositary, registrar, appraiser and auditor of the joint stock investment fund;
(b) about the expiry of the powers of one-man and/or members of collegial executive bodies of the joint stock company;
(c) about changes in the shares of members of the Board of Directors (supervisory council) of the issuer, members of the collegial executive bodies of the issuer, and also persons occupying the position (performing the functions) of the one-man executive body of the issuer, including a managing organization or a manager, in the authorized capital of the issuer, and also in the authorized capital of subsidiaries and affiliates of the issuer, and/or about changes in the amount of ordinary shares of the issuer, its subsidiaries and affiliates owned by these persons.
(d) about the appearance among shareholders of the joint stock company of a shareholder controlling not less than 5 percent of its ordinary shares, and also about changes in the amount of ordinary shares in the joint stock company owned by this shareholder, if this share becomes more or less than 5, 10, 15, 20, 25, 30, 50 and 75 percent of his ordinary shares.
(e) about changes in the shareholders of the issuer to the effect that they have not less than 5 percent of the issuer's ordinary shares.
(f) about a transaction by the issuer in which he is interested and which requires approval by the issuer's authorized body in accordance with the legislation of the Russian Federation if the value of this transaction is 5 or more percent of the balance sheet value of the issuer's assets as determined by its accounting reports as of the last reporting date before the approval of this transaction by the issuer's authorized body.
(g) about the initiation of a bankruptcy case and/or a bankruptcy procedure by an arbitration court against the issuer and/or its subsidiaries and affiliates.
(h) about the conclusion between the issuer and a stock exchange of an agreement under which the issuer's stocks are listed (agreement with the organizer of trade about the inclusion of the issuer's securities in the list of securities admitted to trading by the organizer of trade on the securities market).
(i) about the inclusion of the issuer's securities in the list of securities admitted to trading by the organizer of trade on the securities market and the exclusion of the issuer's securities from this list.
(j) about receipt by the issuer of permission from the Federal Service for Financial Markets for the transfer and/or placement of the issuer's securities outside the Russian Federation.
(k) about significant mistakes in the earlier published and/or otherwise disclosed financial (accounting) reports of the issuer.
(l) about the disclosure by the joint stock company of intermediate (quarterly) or annual financial (accounting) reports, and/or intermediate (quarterly) or annual

composite (consolidated) financial (accounting) reports prepared in accordance with the International Standards of Financial Reporting or US GAAP.

(m) about the issuing of a statement by the company for the shareholders about making an entry into the Single State Register of Legal Entities about the reorganization and/or termination (liquidation) of the joint stock company.

(n) about the liquidation of a subsidiary and/or an affiliate of the issuer.

(o) about receipt by the issuer (suspension or withdrawal from the issuer) of a permit (license) for the use of assets restricted in transactions, natural resources, a license allowing the performance of bank operations, insurance activities, activities of a professional participant of the securities market, and also other licenses the receipt, suspension or withdrawal of which could have a significant impact on the activity of the issuer.

(p) about the filing of a suit against the issuer, his subsidiaries and/or affiliates, which could have a significant effect on the financial situation and commercial activities of the issuer, its subsidiaries and affiliates.

(q) about changes in the Internet address used by the issuer for information disclosure.

(r) about the acquisition by the issuer of a share in the authorized (share) capital (mutual fund) of another commercial organization, which constitutes at least 5 percent, or the amount of ordinary shares of another joint stock company, constituting at least 5 percent, and also about changes in this stake if it becomes more or less than 5, 10, 15, 20, 25, 30, 50 and 75 percent.

The announcement shall be made within the following periods starting from the occurrence of the event:

- *on the newslines of the Interfax and AKM news agencies – not later than 1 day;*
- *on the issuer's website www.rbcinfosystems.ru – not later than 3 (three) days (but in any case after the information is published on the newslines);*

Disclosed information shall be accessible on the Internet website over at least 6 months after its publication on the Internet.

In addition, information specified in paragraphs 1 to 15 shall be sent by the issuer to the registration body in written form within 5 days of the occurrence of the event.

11) The issuer shall disclose information regarding the content of its statutory and internal documents regulating the activities of the issuer's bodies by publishing said documents on the website www.rbcinfosystems.ru. If changes are made to these documents (new edition), the articles of association and internal documents shall be published on the Internet not later than 3 days after the date of publication on the Internet of the announcement about a corresponding decision of the general shareholder meeting.

In cases not specified in this Decision about the Additional Share Issue, for the purposes of information disclosure the issuer shall apply the terms set by the Federal Law "On the securities market", the Regulations and other regulatory legal acts of the federal executive body for the securities market.

III. General information on the issuer's financial and economic standing

3.1. Issuer's financial and economic performance

Items	2000	2001	2002	2003	2004	2005, 1Q
Net asset value, '000 rubles	41	85	414 067	414 636	1 217 846	1 215 999
Debt ratio, %	-	159 567.06	35.44	35.39	14.77	24.74
Ratio of current liabilities to net worth, %	-	235	0.90	0.61	4.41	14.30
Debt service coverage ratio, %	-	-	-	0.57	0.43	0.41
Defaulted debt ratio, %	-	-	-	-	-	-
Receivables turnover, times	-	0.75	0.38	42.39	0.77	0.04
Dividend cover, %	0	0	0	0	0	0
Labor capacity, RUR/ person	0	0	55 774	269 685	1 747 512	126 263
Depreciation expense ratio, %	0	0	1.38	6.03	0.43	1.35

Issuer's net asset value, '000 rubles - in accordance with the procedures set by the Russian Finance Ministry and the Russian Federal Commission for the Securities Market for joint stock companies. ***Net assets are evaluated in accordance with the evaluation procedures for net assets of joint stock companies adopted by the joint decree of the Finance Ministry and the Russian Federal Commission for the Securities Market dated January 29, 2003, No. 10n, No.03-6/pz.***

Debt ratio, % - (Long-term liabilities as of the end of the accounting period + current liabilities as of the end of the accounting period) / equity and reserves as of the end of the accounting period * 100

Current liabilities to net worth ratio, % - Current liabilities as of the end of the accounting period / equity and reserves as of the end of the accounting period * 100

Debt service coverage ratio, '000 rubles - (net income in the accounting period + accrued amortization in the accounting period - dividends) / (liabilities due in the accounting period + interest due in the accounting period)

Defaulted debt ratio, % - Defaulted debt as of the end of the accounting period / (long-term liabilities as of the end of the accounting period + short-term liabilities as of the end of the accounting period) * 100

Net asset turnover, times - Proceeds from sales of goods, performing work and rendering services excluding VAT, excise, etc. and mandatory payments / net asset value

Payables turnover, times – Cost of sold goods, performed work and rendered services without corporate and administrative expenses / accounts payable as of the end of the accounting period

Receivables turnover, times – Proceeds from sales of goods, performing work and rendering services excluding VAT, excise, etc, taxes and mandatory payments / (receivables as of the end of the accounting period – participants' (shareholders') debt on authorized capital contributions as of the end of the accounting period)

Income tax to income before taxation ratio, % - Income tax / income before taxation.

The issuer is the parent company of the following entities: RBC Engineering CJSC, RBC SOFT CJSC, RBC TV CJSC, RBC HOLDING CJSC, RosBusinessConsulting CJSC, SK GARANT CJSC, RBC-Reklama LLC, RBC Publishing LLC, RBC Center LLC, Information and Research Center "PECOM" CJSC, Autonomous Non-Commercial Organization "National Awarding Committee", IT Group LLC, RBC Information Systems (Europe) N.V., as well as RBC-TV Production LLC, RBC-Pro LLC, Autonomous Non-Commercial Organization "EFFIE/THE BEST BRAND Awarding Committee", RBC Programmny Product LLC, Dom dlya PC LLC, Merkot LLC, ROVERST LLC, Telli LLC, RBC International Limited and RBC Investments (Cyprus) Ltd., being a part of the RosBusinessConsulting Holding (hereinafter referred to as the RBC Holding, companies of the RBC Holding, RBC Group or RBC). The issuer is responsible for the day-to-day and strategic management of RBC Group, oversees cash flows and coordinates the financial activities of the companies (raising loan funds, providing companies of the RBC Holding with funds, defining the strategy of the RBC Group, etc.).

Late in 2001, the RosBusinessConsulting Group underwent restructuring and the RBC Holding was established after RBC Information Systems OJSC joined the group.

Since the RBC Holding provides consolidated financial reports under the International Accounting Standards (IAS), the issuer's solvency and creditworthiness shall be evaluated together with an analysis of consolidated reports reflecting the Company's financial position as well as the RBC Holding's financial position.

The group's debt to equity ratio was 13 percent as of December 31, 2002. This is 2.7 times less than the issuer's debt to equity ratio (see table).

The current liabilities to net worth ratio was 20 percent as of December 31, 2002, compared to 25 percent in 2001 (for the group). The company's net income in the 2002 fiscal year was almost two times higher than its loan obligations and in 2001 net income was 1.5 times higher.

Payables must always equal liabilities – this is one of the main principles for the operation of the group. In 2002, payables and receivables almost equaled each other and receivables turnover was much higher compared to payables turnover (payables turnover was 2.1 compared to receivables turnover of 4.5), which seems to be a positive factor. Obligors of the group enjoy faster return of their funds than creditors. As a result the RBC Group has time to settle payments to suppliers and vendors.

RBC Holding's rapid growth is likely to result in lower net asset turnover, which fell to 0.9 times in 2002 from 1.9 times in 2001. The substantial growth had no effect on the RBC Group's financial position. Borrowed funds are worth almost 1/10 of equity and reserves, which shows that the company prefers to allocate its net worth to funding for its activities.

The group's borrowed funds to equity and reserves ratio was 45 percent as of December 31, 2004 (in 2003 – 54 percent), which seems to be a positive factor.

The current liabilities to equity and reserves ratio was 25 percent as of December 31, 2004 compared to 32 percent in 2003.

In 2004, the receivables turnover ratio fell to 4, which is due to a significant amount of unsettled debt as of the end of the accounting period compared to the previous year. However, the company settled almost all of its debt in the first quarter of 2005. The debt reserve ratio grew to 102 percent in 2004 from 74 percent in 2003.

3.2. Market capitalization of the issuer

As the shares of the joint-stock company were not traded on the organized securities market in 2000 and 2001, the company's market capitalization for those two years was RUR 84,000.

The issuer's shares are traded on the following trading floors:

Nonprofit partnership Stock Exchange RTS and the closed joint-stock company Moscow Interbank Currency Exchange.

Stock Exchange RTS: the issuer's shares have been traded in the "Classic market" system since 7 May 2002, and since 30 May 2002 they have been included in the Quote list A 2. MICEX CJSC: The issuer's shares were admitted to trading in the A 2 quote list from 15 October 2003.

Date	*Market capitalization, rubles*
31.12.2002	*1,858,975,000*
31.12.2003	*5,819,000,000*
31.12.2004	*8,705,210,373*
31.03.2005	*11,565,578,934*

Notes:
The data is calculated based on bilateral transactions concluded during trading sessions. Only information about general transactions was used for the preparation of data for the accounting period starting July 2003, in accordance with the Regulations on information disclosure terms, which came into effect on 1 July 2003.

Market capitalization shall be calculated by multiplying the number of shares of a specific category (type) by the weighted average price of one share of this category (type), calculated based on the ten largest transactions conducted through the MICEX.

"Price based on the ten largest transactions" is the weighted average price calculated based on the results of the accounting month provided there are ten or more transactions in it. If there are less than ten transactions in the accounting month, data for the three previous months shall be used, as well as the accounting month.
"Number of shares" is the number of shares issued by the company by the end of the accounting period. Information is given as reference data, and may differ from the actual figures.

3.3. Issuer's liabilities

3.3.1. Accounts payable

Type of accounts payable	Maturity date	
	Up to one year	Over one year
Accounts payable to suppliers and contractors, '000 rubles		
2000	0	0
2001	0	0
2002	27	0
2003	290	0
2004	3,587	0
1st quarter of 2005	614	0
Accounts payable to the company's personnel, '000 rubles		
2000	0	0
2001	0	0
2002	175	0
2003	188	0
2004	114	0

1st quarter of 2005	310	0
Accounts payable to the budget and government non-budgetary funds, rubles		
2000	0	0
2001	2	0
2002	65	0
2003	550	0
2004	99	0
1st quarter of 2005	161	0
Credits, rubles		
2000	0	0
2001	0	135,630
2002	0	143,030
2003	0	143,669
2004	0	124,869
1st quarter of 2005	139,128	125,215
Loans, total, rubles		
2000	0	0
2001	0	0
2002	0	0
2003	0	0
2004	35,500	0
1st quarter of 2005	19,200	0
Including bond loans		
2000	0	0
2001	0	0
2002	0	0
2003	0	0
2004	0	0
1st quarter of 2005	0	0
Other accounts payable, rubles		
2000	0	0
2001	0	0
2002	2,389	0
2003	2,047	0
2004	14,432	1,228
1st quarter of 2005	14,430	1,722
Total, rubles		
2000	0	0
2001	2	135,630
2002	2,389	143,030
2003	3,075	143,669
2004	53,732	126,097
1st quarter of 2005	173,843	126,937

During the entire period of its existence the issuer has had no overdue debts

Creditors accounting for at least 10 percent of total accounts payable as of 31 March 2005:

Full company name: ***AMN AMRO Bank JSC.***
Short company name: ***AMN AMRO Bank JSC.***

Location: ***17, building 1, Bolshaya Nikitskaya St., Moscow 125009***
Accounts payable: ***139,128,000 rubles***
Date of borrowing: ***17 January 2005***
Overdue accounts payable: ***none***
The creditor is not an affiliate of the issuer

Full company name: ***Commercial bank Moskommertsbank (Limited Liability Company)***
Short company name: ***KB Moskommertsbank (LLC)***
Location: ***1, building 2, Bolshoi Gnezdnikovsky Pereulok, Moscow 125009***
Accounts payable: ***125,215,200 rubles***
Date of borrowing: ***02 March 2004***
Overdue accounts payable: ***none***
The creditor is not an affiliate of the issuer

Full company name: ***Closed Joint-Stock Company RBC TV***
Short company name: ***CJSC RBC TV***
Location: ***75/9, Leninsky Prospekt, Moscow, 119261***
Accounts payable: ***19,200,000 rubles***
Date of borrowing: ***29 December 2004***
Overdue accounts payable: ***none***
The creditor is not an affiliate of the issuer

OJSC RBC Information Systems has the right to dispose of 100 percent of the total number of voting shares constituting the authorized capital of CJSC RBC TV.
The share of the issuer's participation in the authorized capital of the affiliated person: ***100 percent***
The share of ordinary shares of the affiliated person owned by the issuer: ***100 percent***
The share of participation of the affiliated person in the authorized capital of the issuer: ***0***
The number of ordinary shares of the issuer owned by the affiliated person: ***0***

Other liabilities not paid by the issuer by the end of the completed accounting period before the date of approval of the Prospectus of the Issue, provided that they make up 5 or more percent of the balance sheet value of the issuer's assets as of the end of the completed accounting quarter preceding the approval of the Prospectus of the Issue:
There are no such liabilities

3.3.2. Credit history of the issuer

Name of liabilities	Name of creditor (lender)	Sum of the principal debt, rubles/ foreign currency	Duration of the credit (loan)/ maturity date	Overdue principle and/or interest period of delay, days
Credit	AMN AMRO Bank JSC	139,128, 000 rubles/ 5,000,000	From 17 January 2005 to 31 December	No delay

		US dollars	2005. Every six months from March 2005.	
Credit	KB Moskommertsbank	125,215, 200 rubles/ 4,500,000 US dollars	From 02 March 2004. Every 90 - 95 days starting with the 455th day of receiving.	No delay
Loan	RBC Investments (Cyprus) Limited	144,958, 000 rubles/ 4,500,000 US dollars	From 28 December 2001 to 28 December 2004. Every six months.	Paid in due course on 17 December 2004
Loan	RBC TV CJSC	19,200, 000 rubles	From 29 December 2004 to 28 December 2005	No delay

Here is a description of the performance by the issuer of its liabilities under its previous and valid credit agreements and/or loan agreements as of the end date of the last completed accounting period until the date of the approval of the Prospectus of the Issue, where the sum of the principal debt constitutes 10 or more percent of the value of the issuer's net assets as of the end date of the last completed accounting period preceding the signing of the previous agreement.

Information is provided for the past five completed financial years or for each completed financial year if the issuer has existed less than five years, and also for the last completed accounting period before the date of the approval of the Prospectus of the Issue.

3.3.3. Liabilities of the issuer arising from collateral provided to third parties

None

3.3.4. Other liabilities of the issuer

None

3.4. Purposes of the issue and ways of using the money to be raised as a result of the placement of the issued securities

The company's management plans to use the shares placed by RBC Holding CJSC for option programs to stimulate employees. This motivation program for personnel will be aimed at keeping the valuable employees of the holding company, and will enhance the effectiveness of RBC's management.

3.5. Risks connected with the acquisition of the issued securities that are being placed

The issuer is the head company of the RBC Holding group. As it ensures operational and

strategic management of the group, regulates financial flows and coordinates the financial activity of the group's companies, the following risks affect the whole RBC Holding group of companies.
RBC Holding's commercial activities depend on many external and internal factors, and it can be subject to their negative influence.

Both quarterly and annual results of RBC Holding's activities can change significantly depending on many factors, most of them beyond the control of the group or its executive bodies. Such factors include:

- *development of a political situation in Russia;*
- *changes in the macroeconomic conditions of RBC Holding's activities;*
- *changes in the conditions for activities in the sphere of advertising, information technology, Internet and television;*
- *seasonal trends in the use of services by subscribers;*
- *changes in the demand for advertising and seasonal fluctuations in advertising costs;*
- *RBC Holding's ability to protect its systems from any telecommunications disruptions, power loss or disruptions connected with software;*
- *growing competition on the market for information technology, advertising and Internet services.*

Other factors exerting significant influence on RBC Holding's production performance, which to a certain extent are controlled by RBC Holding, are:

- *rate of attracting new clients and subscribers;*
- *timeliness and effectiveness of marketing campaigns conducted by RBC Holding in order to attract subscribers and promote its services on the market;*
- *modernization of RBC Holding's computer systems and corresponding infrastructure; and*
- *timeliness and effectiveness of RBC Holding's investment in the development of new programming products.*

Under a pessimistic scenario there is a risk that RBC Holding will not be able to reduce costs quickly enough to offset an unexpected drop in revenue, which could have a very negative impact on RBC Holding's activity and its financial situation. In connection with this, there is a possibility that in future the results of RBC Holding's performance could be worse than the results expected by investors and forecast by analysts. The said factors could also have a negative effect on the price of the issuer's shares, bringing it down.

3.5.1. Industry risks

This section describes the effects of the possible worsening of the situation in the issuer's industry on its activities and the performance of its obligations on securities. These are the most important risks, in the estimation of the issuer, that could possibly occur in the industry (viewed separately on the domestic and external markets), and also the possible actions of the issuer in this case.
The main industry risks connected with RBC Holding's activities include the following:

Advertising industry

Industry risks connected with activities in the sphere of advertising

If advertisers consider that the Internet as a whole or Internet sites (nodes of the Internet network) of RBC Holding are restricted or ineffective in terms of advertising, they could refrain from placing their advertisements on the Internet or on the websites of RBC Holding. Unlike traditional advertising mediums, there are no generally accepted standards for assessing the effectiveness of advertising placed on the Internet. If general standards are not accepted, today's advertising spenders might stop or reduce the amount of advertising on the Internet. If such standards are accepted, RBC Holding may not be able to offer advertising spenders effective advertising opportunities assessed in accordance with such standards, and advertising spenders might stop placing their advertising on RBC Holding's Internet sites.

Given that RBC TV specializes in financial and business information, the channel is targeting a highly educated and well-off audience in Russian cities, capable of making decisions about purchases. In relation to its customers and advertising spenders, the Company positions itself as an information provider capable of satisfying an audience of a specific quality, and it determines its pricing strategy accordingly. Inability to attract the targeted audience could have a negative impact on the Company's revenue.

RBC Holding's advertising activities are to a significant extent subject to the influence of seasonal factors, and agreements with advertisers are usually signed for short periods.

Demand for advertising services changes significantly each month, and RBC Holding's advertising is unequal throughout the year. Besides, RBC Holding's companies usually sign short-term agreements with their advertising clients, and there is no certainty that the clients will continue placing the same amount of advertisements on RBC Holding's websites in future. The irregularity of monetary revenue could bring about insufficient liquidity of the Holding, which might have a negative impact on its activities and financial situation. If RBC Holding loses a significant number of clients with whom it has short-term agreements, and fails to attract other clients on similar terms, this could have a negative effect on the financial situation of RBC Holding.

The industry of information technology, telecommunications and the Internet:

RBC Holding depends on the permanent growth of use of the Internet network and its effective exploitation.

Russia's information market based on the use of Internet technology is new and developing fast. If the use of the Internet slows down or stops growing altogether, this will also have a negative impact on the performance of RBC Holding's companies. The spread of Internet use can be restricted by a number of factors, including:

an inappropriate network infrastructure;
safety concerns;
low quality of services;
absence of cost-effective and high-speed Internet access;
slower growth of personal incomes;
lack of necessary legal regulations on the commercial use of the Internet.

RBC Holding's audience depends on suppliers (providers) of Internet services, quick service providers and other Internet site operators for access to the Holding's Internet sites. Many of these services have faced serious disruptions, delays and other difficulties caused by disruptions in the system which were not connected with the Holding's systems. These cases could and can result in visitors to RBC Holding sites deciding that the Internet as a whole and

in particular the Holding's sites are unreliable, which could prompt them to use other sources of business information. RBC Holding's performance also depends on the timely transfer of information from third parties and the timely receipt of this information. RBC Holding's sites could see disruptions and breaks in providing services in connection with disruptions or delays in the transfer and receipt of this information, which could have a negative effect on the activities and financial situation of the Holding.

The success of companies in this industry depends in many respects on their ability to attract clients willing to subscribe to their products, namely: design of Internet sites, software and providing information via the Internet. Therefore the loss of a significant number of clients could have a negative impact on RBC Holding's activities.

In addition, the operation of companies in the sphere of information technology directly depends on the work of programmers and engineers. There is a strong demand for such personnel on the labor market. If RBC Holding fails to keep a substantial part of its personnel and fails to attract, if necessary, additional specialists, this could have a negative effect on the performance of RBC Holding's companies.

RBC Holding's companies could also be faced with disruptions in service provision caused by unlawful attacks on their Internet sites from third parties, unsanctioned penetration of computer viruses into the system, and other such events.

If RBC Holding fails to catch up with the quickly changing technologies and demands of its clients, it will not be able to expand its range of services or introduce new services and information technology products.

The market on which the Holding operates is subject to quick changes in technologies, industrial standards, the emergence of new services, novelties, improving quality and increasing demands of consumers. These qualities of the market are further intensified by the quick development of the Internet and electronic means of information. Accordingly, RBC Holding's success will depend on its own ability to adapt to the quickly developing technologies and industrial standards, and also its ability to constantly improve the exploitation qualities, technical opportunities and reliability of RBC Holding's products and services in response to the growing demands of consumers and offers of products and services from rivals. If RBC Holding fails to adjust its activities to these changes quickly enough, this could have a negative impact on the activities and financial situation of the Holding. If for technological and other reasons RBC Holding fails to develop and introduce new kinds of products and services and increase the quality of the services it provides now, or if such services are faulty or there is no demand for them on the market, this could also have a negative effect on the activities and financial performance of the Holding.

As the Holding's activities are connected with information and Internet technology, the issuer's shares could be subject to excessive fluctuations in prices and sales, which increases the probability of the Holding's involvement in court proceedings over securities.

From time to time, stock exchanges see significant fluctuations in share prices and trading volumes. Throughout 2003, market prices for the securities of many companies operating in the sphere of Internet technology and software saw sharp changes in prices, often not linked to the current activities of these companies. The wide range of market fluctuations of this kind could have a negative impact on the market price of the Issuer's shares.
There have been cases recently in other countries where companies whose share prices dropped significantly were sued. If the Holding is sued on the grounds that the Prospectus

registered by the issuer in connection with the share issue contained incorrect, incomplete or misleading information, this issue could be ruled invalid, and the issuer would have to return all assets received as a result of the placement of its additional shares. This might lead to the redistribution of the Holding's resources, which could potentially have a negative impact on the activities and financial situation of the Holding.

Television and radio broadcasting and the mass media

Risks connected with television and radio broadcasting

The RBC TV business television channel was launched in 2003. Unlike the market for online news services, the TV broadcasting market is divided between large rivals, whose shareholders and participants are influential organizations, including government institutions. These rivals can have political support and access to financial resources inaccessible to RBC Holding. This allows us to assume that potential difficulties in operation on the TV broadcasting market could significantly exceed difficulties existing on the other markets where RBC Holding operates.
In Russia, there is a risk of the authorities interfering in the operation of independent mass media sources.

In recent years the mass media have broadly covered events in which government agencies sued television channels at the request of shareholders or creditors, demanding the termination of their activities. In certain public circles this was seen as an attempt by the government to increase control over independent mass media. If this is true, there is a risk that other sources of independent information, among them some organizations that are part of RBC Holding, may attract the government's attention, which could lead to their liquidation, shareholders losing control of the company, and withdrawal of licenses that are important for RBC Holding's commercial activities. This could have a negative impact on RBC Holding's activities and the issuer's share prices.

Risks connected with possible changes in prices of raw materials, services used by the issuer in its activities (separately on the domestic and external markets), and their influence on the activities of the issuer and the performance of obligations on securities.

While providing information through its own Internet portal and other websites owned by RBC, the Company uses the services of other telecommunications companies. At this time, the telecommunications market is competitive, and the issuer does not expect any significant changes in prices for such services. RBC Group's companies use the telecommunications services provided by several organizations. The company does not conclude exclusive agreements with the providers of telecommunications services. With a large number of players operating on the telecommunications market, the Company believes that it will be able to replace its supplier if it raises prices substantially.

Risks connected with possible changes in the prices of products and/or services of the issuer (separately on the domestic and external markets), and their influence on the issuer's activities and its performance of obligations on securities are considered separately.
If the production costs of the Company's products increases, (in particular, due to higher tax rates, new legislation on foreign currency operations, new requirements for the licensing of activities carried out by RBC Holding's Companies, rising costs in connection with the implementation of the TV project), and the Holding's Companies fail to adequately raise prices for their products to cover such costs (for example, as a result of increased competition

and falling prices for similar services), this cannot but have a negative impact on the results of the Holding's commercial activities.

3.5.2. National and regional risks

Major Companies of the RBC Group are operating in the Russian Federation in the city of Moscow.

Changes in the global economy might have a negative effect on Russia's economy. Such changes may restrict RBC Holding's access to capital, and they could also have a negative impact on the purchasing power of RBC Holding's clients, and, accordingly, on its commercial activities.

The Russian economy is sensitive to economic and political crises in other countries. As was the case in the past, financial problems and rising visible risks connected with investment in emerging economies may reduce the amount of financial investment in Russia, affecting the Russian economy. Besides, as Russia produces and exports significant volumes of oil, the Russian economy is particularly vulnerable to world oil prices, and a fall in oil prices could weaken the Russian economy or even cause an economic crisis. Such events could have a negative impact on the purchasing power of the Holding's clients, lead to a decline in economic activity on Russia's financial markets and in this way have a negative effect on the Holding's activities.

Recent international terrorist attacks have had a significant influence on global financial and commodity markets. Any large terrorist attacks in the future might have a significant negative impact on the international financial and commodity markets and the global economy as a whole.

Crises on the financial markets of other countries may have a negative effect on the issuer's share prices.

In the past, the financial crises of 1997 and 1998 in Russia and some other countries had a negative impact on the market share prices of companies operating in emerging economies. An economic slowdown in those countries could lead to a drop in the issuer's share prices, even if the Russian economy remains relatively stable.

Besides, many indices of Кроме того, многие индексы финансовых рынков стран как с развивающейся, так и с развитой экономикой существенно снизились с начала 2000 года и по состоянию на дату настоящего проспекта продолжают находиться на относительно низком уровне. Влияние таких факторов на деятельность Эмитента сложно предсказать, но потенциально они могут негативно отразиться на цене его акций в будущем.

Besides, many indices of financial markets of emerging and developed economies have dropped considerably since the beginning of 2000, and remain at a relatively low level. It is difficult to predict the influence of such factors on the Issuer's activities, but potentially they could have a negative impact on its share prices in the future.

Political instability may also have a negative influence on RBC Holding's activities.

Since 1991 Russia has been transforming from a one-party system with a centralized planned economy into a democratic plural-party system with a market economy. Due to the wide range of reforms, and also to some reform failures, Russia's political system is subject to various

forms of public discontent and unrest among certain social and ethnic groups. Significant political instability may have a considerable negative impact on investment in Russia, including on the Issuer's share prices.

Conflict between federal and regional authorities and other conflicts may create unfavorable economic conditions, which could have a negative effect on the Holding's activities and finances.

Distribution of power between federal and regional authorities and between various federal agencies remains unclear in certain cases. In this respect, Russia's political system is subject to certain internal contradictions and conflicts between federal and regional authorities regarding various issues, notably tax payments, rights to land, the power to regulate certain industries and regional autonomy. Conflicts between different government agencies may have a significant negative impact on the Issuer's share prices.

Besides, divisions on ethnic, religious and other issues regularly cause social tension and sometimes result in conflict, including armed conflict. For example, Russia's armed forces have been involved in military operations in the Chechen Republic in the period from 1994 to 1996 and since 1999. This disrupted normal economic activity in Chechnya, also affecting the economic and political situation in neighboring regions and Russia as a whole. Continuing terrorist activities, which have intensified over the past few years – for example, the Moscow theater hostage crisis in 2002 and the explosions in Kislovodsk and Moscow in December 2003 – may result in tougher law-enforcement measures against terrorist activities, including declaration of emergency situations in some regions of the Russian Federation. Such measures could have a negative impact on the development of Russian and RBC Holding's activities in particular.

Economic instability in Russia could reduce demand for RBC Holding's services and products.

A significant proportion of the services offered by RBC Holding's companies is connected with providing information services to the participants of financial markets. Any of the following problems faced by the Russian Federation over the past few years might have a detrimental effect on financial markets and accordingly on demand for the services and the client's ability to use such services and pay for them:

- *significant declines in the gross national product;*
- *hyperinflation;*
- *instability of the national currency;*
- *high government debt in relation to the gross national product;*
- *weak banking system offering restricted liquidity to Russian companies;*
- *high percentage of loss-making businesses continuing their activities due to the ineffectiveness of bankruptcy procedures;*
- *significant use of barter deals and illiquid promissory notes for payment in commercial transactions;*
- *widespread tax evasion;*
- *growing "black" and "grey" market economy;*
- *continuing capital flight;*
- *high level of corruption and penetration of organized crime in the economy;*
- *significant increase in unemployment and inadequate employment;*
- *pauperization of a significant part of the population.*

There are no guarantees that positive tendencies in the Russian economy in recent years, such as growing GDP, a relatively stable ruble and declining inflation, will continue and not reverse. Moreover, fluctuations in world oil and gas prices, the ruble's real appreciation against the US dollar and the consequences of a softer monetary policy, as well as many other factors, may have a negative effect on the economy of the Russian Federation.

Deficiencies in Russia's legal system and legislation in certain cases create an unfavorable environment for investment and commercial activities and in this way they can also exercise a negative impact on the Issuer's activities, financial situation and its shares prices.

Russia is a country with a rapidly developing and changing legal system. Risks faced in connection with the Russian legal system include the following:

- *legal norms are sometimes incompatible or contradict each other. Besides, a number of important laws and changes to the legislation in force are expected to be passed soon;*
- *lack of judicial and administrative documents ensuring unambiguous interpretation of Russian legislation, and a lack of commentaries on judicial decisions and legislation;*
- *insufficient experience of some judges and courts in interpreting certain areas of legislation;*
- *high degree of freedom and arbitrary actions on the part of government agencies, and their interference in the affairs of private persons or organizations; and*
- *imperfect bankruptcy procedures, wrongdoing in bankruptcy procedures.*

Besides, some key laws entered into effect in Russia recently. The fact that the majority of Russian legislation is new, combined with the lack of consensus on objectives, volume, content and subject matter of economic and political reforms, as well as the fast development of Russia's legal system in various directions not taking into account the needs of civil and commercial transactions, raise questions over the possibility of enforcement of laws and their compliance with the Constitution, and it also creates uncertainty, contradictions and anomalies. In addition, Russian legislation often contains norms the application of which shall be explained by bylaws. If such bylaws do not exist when the law enters into force, serious problems arise in the application of legislation. All these flaws in Russia's legal system may have a negative impact on RBC Holding's ability to exercise rights arising from its contracts, and its ability to protect itself from the demands of other parties.

Arbitrary actions of government bodies, and their actions which contradict legislation and the norms of international law, could have a negative effect on the Holding's activities and the share price of the Issuer.

In Russia, government agencies have a significant degree of discretion, and some officials sometimes perform their functions in an arbitrary way, without due control from superior agencies and society, without meetings or preliminary notifications, and sometimes even acting unlawfully. Moreover, under certain conditions government agencies may interfere, through passing regulations, in the implementation of agreements, annulling or terminating them. Actions of the authorities that may have a negative effect on the activities of Russian organizations include license withdrawals, unplanned tax inspections (including with the use of violence), criminal prosecution and civil lawsuits, interference in the private affairs of individuals and organizations. According to Russian and foreign media reports, in some cases federal and local authorities have used the imperfection of Russian laws in cases connected with share issues and registration as grounds for lawsuits and other demands, seeking to

invalidate such issues and registrations and annul transactions, in fact pursuing political goals. The actions of authorities, if directed against the Holding, may have a negative impact on its commercial activities and the Issuer's share prices.

Crime and corruption could have a negative effect on RBC Holding's activities and finances.

Political and economic changes in Russia since the early 1990s have made society more difficult to govern, leading to lawlessness, high crime rates, and the emergence of organized criminal groups, especially in large cities. Russian business is often faced with strong corruption among officials. According to some reports, a large number of Russian media sources regularly publish commissioned articles for a monetary reward. The Holding's activities may be affected in a negative way by unlawful actions, corruption, and accusations of illegal activity. All this can have a negative impact on the Holding's activities and the Issuer's share prices.

The industrial infrastructure in Russia is in a poor condition, which may disrupt the normal course of RBC Holding's commercial activities.
Russia's industrial infrastructure was largely built back in the Soviet era, and it has not been supported by adequate financing and servicing over the past fourteen years. This is particularly true of the transport network, energy system, and communications. The government plans to reform the country's railway system, electricity and telephone networks. Any such reforms could lead to an increase in prices and tariffs, while the amount of capital investment necessary for repairs, maintenance and modernization of those systems could prove insufficient. Russia's ageing industrial infrastructure affects its national economy, disrupts access to communications, increases business expenses and puts business activities at risk, which may have a negative influence on the commercial activities of RBC Holding and the Issuer's share prices.

Accidents at ecologically dangerous facilities in the Russian Federation, as well as environmental pollution, may have a negative effect on the Holding's activities.

In relation to all four elements of the environment (atmosphere, water resources, soil and land resources, plants and animals), in large industrial cities of Russia, an unfavorable environmental situation has developed. According to some reports, up to 15 percent of Russian territory actually represents environmental disaster areas. These factors, in turn, affect the health of the country's population. In addition, there are nuclear and other dangerous facilities in Russia, and the system of control over environmentally dangerous facilities is not effective enough. An emergency situation at any of these facilities, as well as an unfavorable ecological situation in Russia's large industrial cities, could have a negative impact on the Holding's activities.

Supposed actions of the issuer are described in case the situation in the country changes, affecting the issuer's activities in a negative way.

The issuer will take reasonable measures to minimize the consequences of the abovementioned risks on its activities.

3.5.3. Financial risks

This section describes the issuer's vulnerability to risks connected with fluctuations in interest rates, foreign currency exchange rates, in connection with the issuer's activities or hedging by the issuer in order to reduce the effect of unfavorable consequences of the above mentioned risks.

Recent years have seen sharp fluctuations in the ruble's exchange rate against the US dollar, which hinge on many political and economic factors, including the government's ability to finance budget deficits without resorting to printing new rubles, and its ability to curb inflation and maintain sufficient foreign currency reserves to support the ruble.

Experience shows that the dynamics of the dollar's or the euro's exchange rates can differ from inflationary dynamics. In this case, the group loses not only on the depreciation of ruble assets due to changes in the dollar's or the euro's exchange rate against the ruble, but also because of inflation. Devaluation of the ruble also reduces the value of ruble-denominated assets, including ruble-denominated deposits and accounts receivable.

The largest part of the revenues and costs of the Issuer's companies is not linked to foreign currency. The only exception is the acquisition of equipment and financing of the group.

The ruble's weakening against the US dollar or the euro could have a negative impact on the Issuer and RBC Holding's companies, increasing the ruble's equivalent of their debts on credits and loans, including interest costs. At the moment, the group does not plan to significantly increase capital investment.
The Issuer's borrowing policy is connected with the company's long-term projects; the Issuer is not strongly dependent on changes in interest rates. So, the Issuer borrowed before its IPO in 2002 and before launching a TV project in 2003.

The next section covers the Issuer's supposed actions in the event of a negative impact on his activities from changes in currency exchange rates and interest rates.

RBC Holding's companies plan to increase their presence in foreign countries, which will allow them to raise the inflow of hard currency revenues.
On the other hand, appreciation of the ruble reduces the price of imported products, as well as appreciation of the ruble in real terms (even if the exchange rate falls in nominal terms). The ruble's real appreciation and declining inflation have a positive impact on the financial situation and returns.

This section explains how inflation could affect payments on securities, and specifies critical, in the issuer's opinion, inflation figures, as well as the issuer's supposed actions aimed at reducing this risk.

Inflation continues to decline in Russia, dropping from over 80 percent in 1998 to 15.1 percent in 2002 and about 12 percent in 2003. Before 2003, financial reports were made in current prices, and financial reports prepared after 2003 no longer reflect inflation. The Russian government has repeatedly expressed its desire to keep inflation at bay, reducing it gradually, and the Issuer does not see any reason to change this course in the medium-term. At the same time, some of the Issuer's and RBC Holding companies' expenses – salaries, for example – are vulnerable to overall inflation in the country. In this situation, RBC Holding's companies may not be able to raise the prices for their products enough to maintain profits. Accordingly, high inflation could increase the expenses of the Issuer and RBC Holding's companies, reducing profits and bringing down the price of the Issuer's shares. As the Issuer does not plan to pay dividends to shareholders over the next few years, inflation cannot have any negative impact on its payment on securities. The Issuer considers inflation at the level of the early 1990s (over 100 percent a year) to be a critical level. RBC Holding's companies want to reduce this risk by signing long-term contracts with advertising spenders. For example, it is now selling advertising contracts for next year.

This section sets out which elements of the Issuer's financial reports are most subject to change as a result of the indicated financial risks. It names the risks, assesses their probability and the nature of possible changes in reporting.
Most vulnerable to the abovementioned risks are revenue, production costs and net profit of the Issuer.

Risks	*Degree of influence*	*Probability of risk*
Financial risks		
Inflation	*Middle*	*Low*
Foreign currency risks	*Low*	*Low*

3.5.4. Legal risks

Risks connected with changes in foreign currency regulation
Possible changes in the foreign currency legislation could lead to an increase in the Holding's companies' expenses or affect the companies' ability to pay their debts.

Over the past few years the ruble has fluctuated considerably against the US dollar. In its effort to support the ruble, the Central Bank of the Russian Federation imposed various restrictions on trade operations with foreign currency. The government's and Central Bank's ability to support the ruble's stable exchange rate will depend on many political and economic factors. These factors include the ability to finance budget deficit without resorting to printing new rubles, as well as the ability to control inflation and maintain sufficient foreign currency reserves to support the ruble.

Risks connected with changes in tax legislation
Changes in Russia's tax system could have a negative impact on the activities of the Holding's companies. Taxes paid by the company include: income tax and profit tax, VAT, the single social tax and other duties. The tax legislation is often changed. Laws connected with these taxes are relatively new, and it is not always clear how they shall be applied. There is no sufficient judicial decision on these issues. Often there can be different opinions on the meaning of the tax legislation, and the differing practices of separate tax inspections add to the uncertainty. Tax declarations and other documents regarding commercial activities, including the issues of customs and foreign currency regulation, are examined and checked by a whole range of bodies entitled by law to impose very high fines, penalties and interest. This complicates tax planning and related commercial decisions made by the Holding's Companies, also creating a risk of significant fines and penalties being imposed on the Holding's Companies, and the risk of forceful measures being applied to them despite all their efforts to observe all requirements. So far, the tax collection system has been relatively ineffective, which led to the regular introduction of new taxes in the government's attempt to raise state revenues. These factors increase the risk of being forced to pay such taxes. Besides, if various methods used by the Holding's Companies to minimize their tax burden are disputed by Russia's tax agencies, the Holding's Companies could incur significant losses connected with the establishment of the amount of unpaid tax plus interest and penalties, which could have a negative influence on the activities and financial situation of the Holding's Companies.

Tax laws and rules related to providing products and services over the Internet are only just being developed. If the Russian Federation imposes special taxes on products and services offered via the Internet, the Holding Companies' production costs could increase, and they will be unable to increase the price of their products to offset such expenses. Any new laws and regulations or a new interpretation of the laws and regulations in force regarding the

Internet, may have a negative impact on the commercial activities of the Holding's Companies. As services provided by the Companies of the Holding can be accessed through the Internet from any point on the globe, the legislation of various countries might establish that the activities of the Holding's Companies should take place in their territory and as such shall comply with the legal regulations of those countries. In this case, the government agencies of foreign countries might attempt to regulate the activities of the Companies of the Holding, demand payment of taxes or forbid the disclosure of certain information, which could have a negative effect on the activities of the Holding's Companies.

Risks connected with changes in customs control and customs tariffs:

As the Companies of the Holding do not conduct any foreign economic activities, there are no significant risks connected with changes in customs control and tariff regulations.

Risks connected with changes in requirements regarding the licensing of the issuer's core business activities or the licensing of the rights to use the assets restricted in transactions (including natural resources):

Any mass media information source in Russia (for example, any newspaper, radio station, television station, or online news service) must comply with registration requirements. The main requirement is to register with the Federal Agency for Press and Mass Communications or in its regional department. The Holding's Companies have registered seven kinds of mass information sources. The resumption of registration is only necessitated by a change of activities or changes in the membership of participating legal entities, resulting in the necessity to introduce changes to the registration documents. Registration may be cancelled by a court ruling under certain circumstances, including giving false information for registration, not using the license for one year, and also the absence of a separate charter of a media source, which shall be approved by the operator within three months after the beginning of publishing activities. The registration process and ownership of mass media sources are strongly politicized, and are subject to influence from various parties, and as such they are unpredictable.

The following activities in the sphere of information services and software development are subject to licensing:

- ***development and production of cryptographic and other means of protecting information and telecommunications systems;***
- ***issuance of certificates and provision of services connected with the use of electronic digital signatures and confirming its authenticity; and also***
- ***use of electronic networks.***

In accordance with the Federal Law of the Russian Federation "On Communications" certain kinds of activities of physical and legal persons connected with the provision of communications services (including services connected with data transmission and electronic mass media means) are subject to licensing. At present the Holding's Companies do not have any of these licenses and believe that their activities are not subject to licensing.

According to the Federal Law of the Russian Federation "On information, informatization and protection of information", information systems, databases and databanks designed to provide information services to individuals and organizations shall be certified in accordance with the rules established by government agencies in compliance with the law of the Russian Federation "On the certification of products and services." As these rules have not yet been established by government agencies, RBC Holding's Companies have not yet been certified in this way.

Risks connected with changes in judicial practice on issues connected with the issuer's activities (including on licensing) which may have a negative impact on the results of its activities, and also the results of running court proceedings in which the issuer is involved.

The independence of the judicial system and its immunity from economic, political and nationalistic influences in Russia have not been verified fully. The judicial system suffers from a lack of personnel and financing. Judges and courts, in general, do not have extensive experience in trade and corporate law. Judicial precedents are usually not binding for later decisions. Not all Russian legislation and court judgments are understandable to the public, and they are being interpreted in order to make them clearer. However, in practice, enforcing court rulings can be very difficult in Russia. All these factors make court decisions difficult to predict in Russia, leaving uncertainty on the issue of getting legal protection. Besides, lawsuits are often used for political purposes. The Holding's Companies may become parties to such lawsuits, and there is no guarantee that the decision will be fair. Moreover, court decisions are not always enforced or duly controlled by regulating bodies. These uncertainties may also affect ownership rights, and they may have a negative impact on the Issuer's activities and financial situation.

3.5.5. Risks connected with the issuer's activities

Risks connected with current court proceedings in which the issuer is involved:
The company is presently not involved in any court proceedings which, if the court does not decide in the company's favor, could have significant negative consequences on its activities or financial situation. However, there is a risk that lawsuits could be filed against the Holding's Companies in connection with the content of published and disseminated materials. Defense against such lawsuits could require substantial time and financial costs, and it could lead to the redistribution of time and attention of the company's leadership.
The risk of non-extension of the issuer's license for specific activities or the use of assets restricted in transactions (including natural resources):
Any mass media source in Russia must comply with registration requirements. The main requirement is to register with the Federal Agency for Affairs of the Press and Mass Communications or in its regional department. All mass media sources that are part of the Holding have been through the necessary registration procedures.
In Russia, government agencies can interfere with the performance of contracts, annul and terminate them. There is also a risk of interference by state agencies in the activities of independent mass media sources.
Risks connected with the issuer's responsibility for the debts of third parties, including its subsidiaries.
During the entire period of its operation, the Issuer has not acted as a pledger, security and (or) guarantor for third parties, including for its subsidiaries. In accordance with the Russian legislation in force and the Articles of Association of RBC Information Systems OJSC, the issuer shall not be responsible for the obligations of its subsidiaries, except in cases when the insolvency of its subsidiaries was caused by a participant. Not a single subsidiary of the issuer is in the process of liquidation or bankruptcy.
The issuer is not subject to the risk of responsibility for the obligations of third parties, including its subsidiaries.
Risk of losing customers accounting for no less than 10 percent of the issuer's revenues from sales of products (services).
The issuer is not subject to this risk

IV. Issuer's details

4.1. The issuer's history and development

4.1.1. Information about the issuer's corporate name

full corporate name: *RBC Information Systems Open Joint-Stock Company*
short corporate name: *RBC Information Systems OJSC*
name in English: *RBC Information Systems*
Information on changes in the issuer's name and legal form of the issuer:
full corporate name: *NETRUS HOLDING Open Joint-Stock Company*
short corporate name: *NETRUS HOLDING OJSC*
introduced: *August 18, 2000*

The current name was introduced on *September 24, 2001 due to the change in the Company's name.*

4.1.2. Information on the issuer's state registration

Date of the issuer's state registration: *August 18, 2000*
Number of the issuer's state registration certificate (or another document confirming the issuer's state registration): *002.010.991*
State registration authority: *Moscow Registration Chamber*

The main state registration number of the legal entity, the date of registration and the name of the registration authority in accordance with the details specified in the certificate confirming the introduction of a respective entry into the Uniform State Register of Legal Entities in respect of the legal entity registered before July 1, 2002:

The main state registration number of the legal entity: *1027700381851*
Registration date: *October 31, 2002*
The name of the registration agency in accordance with the details specified in the certificate confirming the introduction of a respective entry into the Uniform State Register of Legal Entities in respect of the legal entity registered before July 1, 2002: *Inter-district Inspectorate of the Ministry of Taxes and Duties of the Russian Federation No. 39 for the city of Moscow*

4.1.3. Information on the issuer's creation and development

Period of time passed since the issuer's state registration: *4 years and 11 months*
Period of time for which the issuer will exist: *the issuer has been established for an indefinite period.*
The issuer is the parent company of RBC Holding, which comprises about 20 different companies such as RBC SOFT CJSC, RBC TV CJSC, RBC HOLDING CJSC, ROSBUSINESSCONSULTING CJSC, RBC Reklama LLC, RBC Publishing LLC, RBC Center LLC, Information and Research Center "Politics, Economy, Marketing" CJSC, and also directly or indirectly owns controlling stakes in the authorized capitals of the remaining companies of RBC Holding. The issuer manages and coordinates the activities of all RBC Holding Companies. The head office of RBC Holding is located in Moscow; it has entered into representation agreements with companies in St Petersburg and New York.
RBC Holding's first company, ROSBUSINESSCONSULTING CJSC, was founded in 1993. Late in 2001 RosBusinessConsulting Group was reorganized and RBC Information Systems OJSC became the parent company of RBC Holding.
At present, RBC Group is one of the largest holdings in Russia, which specialises in information and software systems development as well as distribution of financial, economic and political information, advertising and Internet marketing.
RBC Holding currently employs about 1,300 people, including financial and business analysts, software programmers, designers, correspondents, journalists and engineers. RBC Holding has more than 25,000 clients, including banks, information agencies, investment, media and IT companies, and state agencies, both in the Russian Federation and overseas.
Types of business activity of RBC Group:
Media business

IT business
Social and political news
Programming
Financial news and business information
Business TV
System integration and IT consulting
Advertising and promotion
Ready-made IT solutions
Analytics
Mass services

RosBusinessConsulting was the first Russian information agency to create its own Internet server (www.rbc.ru), which today is among the top three most visited resources on Russia's Internet. It also launched the first and so far the only business TV channel – RBC TV.

4.1.4. Contact information

Address: *75/9 Leninsky Prospekt, 119261 Moscow*
Tel.: (095) *363-11-11* Fax: (095) *363-11-25*
Website(s) providing information on the issuer and its securities issued and/or to be issued:
www.rbcinfosystems.ru
E-mail: **ir@rbc.ru**
The Company's Investor Relations Department is headed by leading IR expert Natalia B. Makeeva.

4.1.5. Taxpayer's ID

7736206959

4.1.6. Issuer's branches and representative offices

The issuer does not have branches or representative offices.

4.2. Issuer's core business activity

4.2.1. Issuer's industries

Codes of the issuer's main industries in accordance with the Russian Classifier of Economic Activity Types:
72.20, 72.10, 72.30, 72.40, 72.50, 72.60, 51.43.22, 52.45.4, 74.14, 74.13.1, 74.40, 67.12.1, 22.15, 22.22, 22.23, 51.19, 51.47, 51.70, 52.48.39, 52.63.

4.2.2. Issuer's main business activity

RBC Information Systems OJSC does not directly carry out transactions on the sale of services and products to its customers. These functions are exercised by the issuer's subsidiaries and are reflected in their financial statements.

The share of the Holding's revenue from core business in 2000-2005

	2000	2001	2002	2003	2004	2nd quarter of 2005
Media revenue	68%	58%	53%	67%	68%	69%
IT revenue	32%	42%	47%	33%	32%	31%

The reason for the 10% increase in IT revenue in 2001 against 2000 is first and foremost the rise in popularity of corporate and Internet solutions developed by the Company. Relying on its programming and e-commerce experience, the Company offers a wide range of services in the field of web node development, programming and consulting. Under hosting agreements RBC also offers consistent support to the web nodes after their launch.
In 2001, the company's management focused on IT-services development, since Russia's IT market was characterised by rapid growth and enormous potential. As such, the company employed new

programmers, strengthened its management team and launched an aggressive marketing campaign for its IT services, which along with general measures resulted in a considerable increase in IT revenue and affected the revenue structure.

A noticeable advance in media revenue was reported in 2003-2004, primarily thanks to the RBC TV launch, which in turn led to growth in RBC's main activities, including online advertising.

RBC Holding specializes in rendering media services and developing information technologies (IT). RBC's media business consists of the RIA RosBusinessConsulting information agency; RBC TV business television and information Internet portals (www.rbc.ru; www.cnews.ru; www.autonews.ru; www.rbcdaily.ru; www.utro.ru, etc.). As part of its media services the issuer is involved in advertising both on its own and through other advertising resources. RBC's IT division, represented by RBC SOFT CJSC, performs general programming (implementation of its own projects as well as IT solutions of the world's leading producers), offshore programming (software development for foreign clients), and renders system integration services.

RBC Group started its business in 1993 by establishing RosBusinessConsulting CJSC, an information agency providing financial news from the Russian market. Having put together a highly qualified team of journalists, analysts and editors, RBC became one of the leading business information providers for the Russian business community. In 1995, the agency launched its website www.rbc.ru and began to employ the Internet as the main channel for distributing financial and economic information.

Today, RBC provides a full range of information services. The company's clients receive online information on all financial market segments, including broadcasts from Russia's leading stock exchanges. In addition, the agency broadcasts online political, economic and financial newslines 24 hours a day, publishes analytical materials and forecasts and has a lot of correspondents in Russia and the CIS. RBC's news strategy is based on first-hand information, which ensures data objectiveness and accuracy. RBC has a long-term partnership with leading Russian and foreign economic institutes.

The Company has a unique business audience consisting mainly of highly educated people with an above-average income who are capable of making large acquisitions. By the end of 2004, the audience of all RBC's websites had reached 5.7m people. This affluent audience attracts a lot of advertisers, including investment and insurance companies, banks, real estate agencies, construction companies, airlines, automobile dealerships, telecommunication and business services companies. The unique effectiveness of advertising on RBC's web resources allows the company to sell its services at prices which are at least ten times as high as those of the closest competitors.

RBC actively develops its marketing communications, considering this direction one of the most promising in media business. The Company organises prestigious national awards: The Person of the Year, The Company of the Year and The Best Brand. Using the RBC brand's wide popularity and its unique 10-year advertising experience, the Company assists some of its partners in holding advertising campaigns by engaging various media resources.

Despite its success on the information market before and after the 1998 economic crisis in Russia, the Company's management set a goal of diversifying the business and entering new fast-growing and profitable markets. Using the brand's success and synergies with media business, RBC entered the IT market. Having started with sales of Internet solutions, such as e-commerce and web design, RBC has broadened its product range with software development, system integration and IT consulting. Soon the new business ceased to be a secondary one and, three years later, revenue from IT products sales almost equaled that from media services sales. The Company's success in IT services stimulated its growth through the development of new businesses.
RBC SOFT's solutions have been implemented in large banks, industrial companies and other state organizations. Among the company's clients are Kazkommertsbank, KamAZ-Leasing, LUKoil, Perekriostok Retail Chain, the Russian Finance Ministry, the Russian Education Ministry, the Russian Federal Property Agency, the Russian Federal Atomic Energy Agency, EvrazHolding, the Russian Federal State Statistics Service, the Federal Customs Service, Golden Telecom, and Satari.

RBC SOFT is a system integrator and provider of solutions from the world's leading producers of hi-tech services and products, such as Microsoft, Oracle, Siebel, Thawte, Verisign, Hewlett Packard, Intel, IBM, Dell, Documentum, Altavista and others. The goal of this cooperation is to gain advanced IT experience and to implement it in Russia.

As part of its partnership with Microsoft, RBC has developed a solution for leasing companies, which Microsoft includes in its products oriented towards the Russian market. RBC has also developed a Russian version of Siebel products and Russian morphology for AltaVista. RBC is one of the 15 partners of the Intel e-Business Solution Provider Program (eBSP) in Europe and a participant of the IBM program for e-business development in Russia (IBM's Partnerworld Program).

The television sector is gaining importance in the Company. RBC TV daily covers the situation on the Russian and international financial markets. The channel broadcasts economic, financial and political news from Russia and other states; analytical reviews, forecasts and expert commentaries; interviews with prominent politicians and businessmen; business press reviews and special programs on urgent problems of Russian business.
The channel's programs target a business audience consisting of heads and employees of banks, investment companies, funds, exchanges, audit and consulting companies, business mass media, top and middle managers, private investors as well as economic students and other specialists interested in economic information.
RBC TV cooperates with major foreign agencies and TV companies such as CNN, CNBC, Reuters, APTN, NTV (Germany), Deutsche Welle, as well as leading news agencies.

RBC TV is a team of professionals who used to work on federal channels and in the business mass media before. The channel employs more than 40 analysts who have come from banks and financial companies. RBC TV is equipped with cutting-edge studios and facilities with unique technical capabilities.

The channel is broadcast 24 hours a day via satellite channels (NTV+, Cosmos-TV), cable networks (Komkor-TV, Divo-TV), cable/air broadcasting, regional broadcasters and the Internet. Among RBC TV's advertisers are investment and insurance companies, banks, real estate, developer and constriction firms; airlines, electronics producers, telecom and business service companies and companies whose shares are listed on exchanges.
Growth in the number of advertisers directly depends on advances in RBC TV's audience, which surged 20.5 percent, from 3.094m to 3.729m people, between October 2004 and June 2005. The number of the channel's potential viewers reached 41.855m people. As such, the audience's core advanced to 8.9 percent of the total coverage.

Seasonal fluctuations affect advertising revenue. Increase/decrease in this indicator depends on the seasonal burst/recession in business activity. Thus, recession is peculiar to July and August, the traditional summer holiday season. Decreases in advertising revenue are also reported in January and February because clients refrain from extensive advertising during the New Year holidays, considering it to be inefficient. The second half of November and December show a considerable increase in advertising revenue thanks to a boom in buying activity before the New Year holidays, and so do September and October, when potential customers return from their vacations.

News and IT services are not subject to seasonal fluctuations.

4.2.3. Main types of products (work, services)

In financial years 2002 and 2003, the issuer received its main revenue from operations with other companies of the group. In 2004, in addition to revenue received from operations with RBC Group companies, considerable proceeds were received from operations with other contractors.

Indicator	2000	2001	2002	2003	2004	1st *quarter* of 2005
Revenue from product sales (work, services), 000' RUR	0	3	4 941	27 508	246 399	20 833
Share in total revenue, %						
Wholesale trade				73.1%	92%	90%
Services		100%	100%	22%		

Sales described below are presented for the last 5 completed financial years, or for each completed financial year in the event that the issuer has carried out its business for less than 5 years, and for the last completed reporting period prior to the date of approval of the securities prospectus for each of the named main types of products (work, services) of the issuer, as a percentage of the products (work, services) sales volume.

Name of the product (work, services)	Product sales scheme (work, services)	2000	2001	2002	2003
All	***Direct sales, %***	-	***100%***	***100%***	***100%***
	Own sales chain, %				
	Controlled sales chain, %		***0***	***0***	***0***
	Other (please specify), %				
			0	***0***	***0***
			0	***0***	***0***

The structure of the issuer's expenses described below is presented for production and sales of each product (work, services) type, which account for at least 10 percent of the total revenue from the sale of products (work, services) in the last financial year, and for the last completed reporting period prior to the date of approval of the securities prospectus as a percentage of the total cost of sales.

Cost item	2000	2001	2002	2003	2004	1st quarter of 2005
Raw and other materials, %	0	0	0.8%	0	78.3%	69.3%
Acquired components and semi-finished products, %	0	0	0	66.5%	0	0
Production work and services carried out by external organizations, %	0	0	53.5%	4.1%	2.6%	0
Fuel, %	0	0	0	1.6%	0.5%	1.0%
Energy, %	0	0	0	0	0	0
Labor costs, %	0	0	35.6%	9.4%	1.2%	3.8%
Credit interest payments, %	0	0	0	0	7.2%	17.5%
Rental payments, %	0	0	0	0	0.3%	1.8%
Social expenditures, %	0	0	3.5 %	2.9%	0.4%	0.9%
Fixed assets depreciation, %	0	0	0.2 %	3.1%	0.3%	0.8%
Taxes included in products' cost of sales, %	0	100%	0.8%	0.2%	0	0
Other expenses (please specify), %	0	0	5.6 %	12.2%	9.2%	4.9%
Intangible assets depreciation, %	0	0	0	0	0	0
Remuneration for rationalization proposals, %	0	0	0	0	0	0
Obligatory insurance payments, %	0	0	0	0	0,4%	0,5%
Entertainment expenses, %	0	0	0	0	0	0

Other, %	0	0	0	12,2%	8,8%	4,4%
Total: cost of production and sale of products (goods, services) (prime cost),%	0	100%	100%	100%	100%	100%
For reference: Revenue from the sale of products, % of prime cost	0	-	80%	100%	93,1%	79,2%

The calculations are based on the accounting statements prepared under Russian Accounting Standards.

RBC Information Systems OJSC does not directly carry out transactions on the sale of services and products to its customers. These functions are exercised by the issuer's subsidiaries and are reflected in their financial statements.

The main types of products (work, services) of the issuer's main subsidiaries, which account for at least 10 percent of revenue of each enterprise in 2000-2005:

RBC TV CJSC

Type of product / service	2000	2001	2002	2003	2004	1st quarter of 2005
TV advertising	-	-	-	100%	99.1%	99.2%

RosBusinessConsulting CJSC

Type of product / service	2000	2001	2002	2003	2004	1st quarter of 2005
Information services	99%	96%	98%	32.8%	16.5%	20.7%
Intermediary services	-	-	-	-	-	14.8%
Subscription				36.8%	66.7%	51.1%

RBC SOFT CJSC

Type of product / service	2000	2001	2002	2003	2004	1st quarter of 2005
Programming	99%	96%	83%	86%	58.2%	99.9%
Wholesale trade					39.4%	-
Programming intermediary services	-	-	17%	14%	-	-

RBC-Reklama LLC

Type of product / service	2000	2001	2002	2003	2004	1st quarter of 2005
Advertising intermediary services	-	-	-	100%	59.4%	18.2%
Advertising					21.6%	54.8%
Wholesale trade	-	-	-	-	16.5%	26.7%

RBC Center LLC

Type of product / service	2000	2001	2002	2003	2004	1st quarter of 2005
Programming and advertising intermediary services	97%	25%	28%	46%	-	-
Advertising					15.2%	-
Wholesale trade	-	48%	27%	5%	25.5%	-
Domain name rent and programming services	-	27%	45%	49%	52.5%	98.1%

RBC TV Production LLC

Type of product / service	2000	2001	2002	2003	2004	1st quarter of 2005
Information services					46.1%	-
Wholesale trade					49.2%	-

RBC Publishing LLC

Type of product / service	2000	2001	2002	2003	2004	1st quarter of 2005
Information services					-	13.6%
Advertising service					98.7%	85.4%

4.2.4. Raw materials and suppliers of the issuer

The full corporate names of the issuer's suppliers, which account for at least 10 percent of all material assets supplies, and their shares in the total volume of supplies over the the last 5 completed financial years, or for each completed financial year in the event that the issuer has carried out its business for less than 5 years, as well as for the last completed reporting period prior to the date of approval of the securities prospectus, shall be specified.
The share of imports in the issuer's supplies shall be specified separately. The issuer's forecasts for the availability of these sources in the future and possible alternative sources are indicated.
The issuer has no such suppliers.
No imports exist in the issuer's supplies.
RBC's partners and suppliers are as follows:
RBC is the exclusive distributor of VeriSign, Network Solutions, and Thawte in Russia.

- *Intel: RBC is a participant in the Intel e-Business Solution Provider Program (eBSP);*
- *IBM: RBC is the company's partner in the e-business development program in Russia;*
- *AltaVista: RBC is the only agent in Russia;*
- *World Bank: RBC is a finalist in a tender of the bank's infoDev program, Global Development Gateway, originally founded as the world's databank available on the Internet;*
- *Dell, Compaq: RBC is a solution provider;*
- *Navision/Siebel: RBC is an agent in Russia;*
- *Openshop Holding AG: RBC is an agent in Russia.*

4.2.5. Sales markets of the issuer's products (work, services)

No.	Consumer	Share in the total sales volume (%)					
		2000	2001	2002	2003	2004	1st quarter of 2005
1	RBC Center LLC, Moscow	-	-	38%	5%		
2	RosBusinessConsulting Publishing House CJSC, Moscow	-	100%	14%	-		
3	RosBusinessConsulting CJSC, Moscow	-	-	48%	7%		
4	RBC TV CJSC, Moscow	-	-	-	82%		
5	Microsystems LLC					26.1%	
6	Tsentr Provaiderov LLC					65.7%	
7.	Fakel LLC						89.6%

Trends in the spheres of RBC Holding's core activity are analyzed below.

Media market

According to the Russian Association Of Communication Agencies (RACA), the Russian media and advertising market grew 33 percent in 2004 against 2003, and total expenses on advertising reached $4.65bn.
RACA did not consider BTL advertising in this assessment, as it has been assessed separately since 2003. The BTL advertising market, according to RACA, exceeded $1bn in 2004. As such, Russia's total advertising market amounted to about $5bn.

The Russian advertising market is still unique not only in Europe but also in the world: no other developed country has an almost 30 percent growth pace of advertising investments. This increase is slackening compared to previous years, but nevertheless remains high. RACA forecasts say the market will surge 21 percent next year to $6bn (taking BTL services and production into account).
According to RACA, the television advertising segment went up 37 percent to $1.7bn, and the share of television in advertising budgets reached 44 percent. Experts forecast that the market will grow amid a further advance in the share of TV advertising. In 2005, TV channels will account for about 45 percent of advertisers' expenses and for 47.2 percent in 2006.

Online advertising has shown the highest growth: according to RACA, expenditure on it jumped 66 percent to $30m over one year. However, it is worth mentioning that RACA considers advertising placed through agencies only, without taking into account the large share of direct placements on web resources and context advertising, because no methodology has been developed to assess it. As a result, the online advertising market may total a far larger amount.

Analysts forecast that the market for online advertising on the Russian Internet will reach approximately $80m in 2005, compared to $40m-$50m in 2004. This figure is expected to total $190m in 2007, with an annual average growth rate of 60 percent, and will continue to advance until it reaches a share of 5 percent of the advertising market, as it already has in the USA.

RBC's online advertising advanced in 2004 thanks to a considerable increase in the number of information resources' users, growth in demand for efficient advertising, the launch of new websites with attractive advertising capabilities, offers of advertising services with RBC TV as well as a general market rise. By the end of 2004, the monthly audience of all RBC's websites had reached 5.7m people, compared to 4m in 2003. The overall increase in the number of webpages, combined with the relative affluence of the audience, enabled RBC to raise its Internet advertising rates by a factor of 30 in 2004. The company's client base of advertisers amounted to about 1,700 at the end of 2004.

News services increased thanks to growth in sales of information terminals and market surveys. New products in this sphere were launched: the Quote.ru financial and analytical portal, and the Business For Sale, RBC Ratings and RBC Real Estate news websites. The company hopes these resources will increase revenue from news services as well as raise the popularity of RBC as a provider of comprehensive business information and related services.

RBC TV advertising developed on the basis of efficient marketing and vigorous growth in the channel's audience. According to the COMCON-Media independent research company, RBC almost doubled its weekly audience in Russia from April to October 2004, from 1.563m to 3.094m people. The channel's coverage in Russia, i.e. the number of people to whom RBC TV is available, totaled 37.465m. In addition, in 2004 RBC TV began to broadcast in the CIS, including Ukraine, Kazakhstan, Belarus and the Baltic states. The company's assessments say RBC TV's total coverage abroad had reached approximately 10m people by the end of 2004. Thanks to the fast growing audience and the highly improved quality of programs, the number of RBC TV's advertisers rose to about 100 companies.

IT market

The Russian IT market is one of the fastest growing sectors of Russia's economy, with an annual average growth rate of 23-25 percent.

Russian IT market growth, (USD bn)

	2001	2002	2003	2004	2005 F	2006 F
Total	4.4	5.9	7.1	9.0	11.0	13.6
IT consulting	0.8	1.2	1.4	1.8	2.3	3.1
IT equipment	3.1	3.8	4.7	6.0	7.2	8.6
Software sales	0.5	0.9	1.0	1.2	1.5	1.9

Source: IDC, Cnews

The market has retained its 'technical orientation', as the equipment supply sector occupies a significant share of the market. However, the volume of equipment sales is gradually decreasing, which fully complies with the world trend towards services dominating the market. The share of IT equipment is decreasing, primarily through an advance in that of IT consulting.

Services account for 21 percent of Russian IT companies' expenses, lagging behind even Eastern European countries, which spend about 30 percent of their IT budgets on services. As such, Russia has all the potential for noticeable growth. The IT market is expected to advance, driven by the demand of Russian companies and the government for the implementation of various IT systems and development of IT infrastructure.

The largest share of the Russian IT market's revenue is accounted for by system integration (33 percent) and customized software development (27 percent). Software implementation and maintenance account for 18 percent.

It is worth mentioning that government agencies account for the largest share of IT expenses, which is in agreement with world trends. According to Expert magazine, the orders of government agencies and IT programs financed by international organizations in the interest of the Russian government reached 25 percent of the IT market in 2004. The allocation of considerable government funds for IT caused Russian companies, especially those working in the spheres of financial services, energy, consumer goods and retail, to follow suit.

RBC's IT business expanded in 2004 thanks to the company's diversified product portfolio, high project implementation indicators and favourable market trends. The high level of RBC's brand recognition in the business community also contributed to growth. The company's IT division increased its state order portfolio to 35 percent of the total IT revenue. The share of contracts with medium-sized and large companies amounted to 45 percent, and foreign clients brought 20 percent of its revenue. In 2004, the company expanded its government client base and strengthened its position as a provider of high quality solutions for various companies. By the end of 2004, the number of RBC's IT clients had exceeded 250 firms.

4.2.6. Information on the issuer's licenses

The issuer has no licenses.

4.2.7. Issuer's joint venture

In the third quarter of 2003, RBC Information Systems OJSC founded RBC TV Production Limited Liability Company using the investments of RBC TV CJSC.
Investment volume: 100 (one hundred) rubles, 1% of the authorized capital
Purpose of investment: to receive profit
Financial result: none

RBC Information Systems OJSC may indirectly manage more than 50% of the overall number of votes assigned to the shares that comprise the authorized capital of the following companies:
Purpose of investment: to build the holding's vertical structure, to found enterprises so as to implement separate projects.
Financial result of indirect ownership: none

RBC Engineering CJSC
Entities directly controlling the company:
RBC HOLDING CJSC
Investment volume: 9,900 (nine thousand nine hundred) roubles, 99% of the authorized capital.
RBC Center LLC
Investment volume: 100 (one hundred) rubles, 1% of the authorized capital.

PC Home LLC
Entities directly controlling the company:
RBC HOLDING CJSC
Investment volume: 4,200 (four thousand two hundred) rubles, 50% of the authorized capital.

Merkot LLC
Entities directly controlling the company:
RBC HOLDING CJSC
Investment volume: 5,040 (five thousand and forty) rubles, 60% of the authorized capital.

RBC Pro LLC
Entities directly controlling the company:
RBC HOLDING CJSC
Investment volume: 196,401 (one hundred and ninety six thousand four hundred and one) rubles, 51% of the authorized capital.

RBC Programmny Produkt LLC
Entities directly controlling the company:
RBC HOLDING CJSC
Investment volume: 100 (one hundred) rubles, 1% of the authorized capital.
RBC SOFT CJSC
Investment volume: 9,900 (nine thousand nine hundred) roubles, 99% of the authorized capital.

RBC TV Production LLC
Entities directly controlling the company:
RBC TV CJSC
Investment volume: 9,900 (nine thousand nine hundred) roubles, 99% of the authorized capital.
Issuer
Investment volume: 100 (one hundred) rubles, 1% of the authorized capital.

ROVERST LLC
Entities directly controlling the company:
RBC Center LLC
Investment volume: 5,000 (five thousand) rubles, 50% of the authorized capital.

Telli LLC
Entities directly controlling the company:
RBC HOLDING CJSC
Investment volume: 5,800 (five thousand eight hundred) rubles, 50% of the authorized capital.

RBC Investments (Cyprus) Ltd
Entities directly controlling the company:
"RBC Information Systems (Europe)" N.V.
Investment volume: the authorized capital of RBC Investments (Cyprus) Ltd totals 1,000 Cyprus pounds. The cost of the contract for the purchase of a 100% stake amounted to USD2.

4.3. Issuer's plans

The Company has developed intensively over the past four years: its revenue has risen at least 50 percent annually and business profitability has been high. The main goal of RBC's management for the next several years is to retain the current growth pace. The Company plans to reach the stated objective through development and implementation of new projects of its own alongside acquisition of attractive media and IT assets.
Under a boom in Russia's media and advertising, the Company has set a target to take dominating positions in various niche sectors of the media market and to retain leadership in those areas where it has already undertaken business activity. RBC plans principally to focus on electronic media, whose share exceeds 50 percent of the advertising market and, according to experts, will advance further.

Particular attention will be paid to reinforcing the Company's positions in the television sector and on the Internet, to reach new audiences and thus new types of advertisers.

RBC also plans to expand into Ukraine's media-advertising market, which has enormous growth potential. Statistics show that Ukraine's population is only three times smaller than Russia's, whereas its advertising market is about ten times smaller. This ratio is very likely to level out in the next few years, as democratic reforms are progressing, Ukraine's economy is growing and the country is moving closer towards the European Union.

RBC TV's primary development task for 2005 is to increase coverage in Moscow so as to make the channel available to every household in the city. The management believes an increase in Moscow audience coverage will be the main factor determining growth in the business television channel's advertising revenue.

4.4. The issuer's interest in industrial, bank and financial groups, holdings, concerns and associations.

The issuer is the parent company of RBC Holding. The issuer owns controlling stakes in the authorized capitals of RBC Holding's main companies and exercises management and coordination of the activities of all RBC Holding Companies.

4.5. Issuer's subsidiaries and affiliates

Full corporate name: ***RBC Center Limited Liability Company***
Short corporate name: ***RBC Center LLC***
Location: ***Building 1, 36 Sadovaya-Chernogriazskaya St., 107078 Moscow***
Basis on which the company is considered the issuer's subsidiary or affiliate:
The issuer is the only founder of this subsidiary
The issuer's stake in the authorized capital of the legal entity: ***100 %***
The company's stake in the authorized capital of the issuer: ***0%***
The issuer's common shares belonging to the company: ***0%***
The company's main business: ***information services (the mass media), products and services promotion on the Internet, intermediary business.***
The company's role in the issuer's activity: ***RBC Center LLC manages separate large projects of various government agencies as well as tenders for the purpose of separating certain businesses so as to increase their efficiency and transparency of revenue from certain types of activity for both the Company's management and external audit; increasing business stability and managing risks.***
Board of Directors: ***N/A***
Collegial executive body: ***N/A***
Sole executive body: ***General Director Arkady L. Gordon***
Born in: ***1946***
This person's share in the issuer's authorized capital: ***0%***
Share of the issuer's common shares: ***0%***

Full corporate name: ***SK GARANT Closed Joint Stock Company***
Short corporate name: ***SK GARANT CJSC***
Location: ***management office, 18-20 Sadovaya-Triumphalnaya St., 103006 Moscow***
Basis on which the company is considered the issuer's subsidiary or affiliate:
The issuer is the only founder of this subsidiary
The issuer's stake in the authorized capital of the legal entity: ***100 %***
The company's stake in the authorized capital of the issuer: ***0%***
The issuer's common shares belonging to the company: ***0%***
The company's main business: ***development and sale of information products, development and maintenance of databases and computer software, software marketing services.***
The company's role in the issuer's activity: ***the company is not conducting business at the moment.***
Board of Directors: ***the general shareholders meeting performs the functions of the Board of Directors.***
Collegial executive body: ***N/A***

Sole executive body: *General Director Roman M. Morgulchik*
Born in: *1976*
This person's share in the issuer's authorized capital: *0%*
Share of the issuer's common shares: *0%*

Full corporate name: ***RBC TV Closed Joint-Stock Company***
Short corporate name: ***RBC TV CJSC***
Location: ***75/9, Leninsky Prospekt, 119261 Moscow***
Basis on which the company is considered the issuer's subsidiary or affiliate:
The issuer is the only founder of this subsidiary
The issuer's stake in the authorized capital of the legal entity: ***100 %***
The company's stake in the authorized capital of the issuer: ***0.11%***
The issuer's common shares belonging to the company: ***0.11%***
The company's main business: ***production and distribution of video, movie and TV products; television broadcasting (aerial, cable, satellite); Internet broadcasting in Russian and English***.
The company's role in the issuer's activity: ***RBC TV implements RBC's television project for the purpose of separating certain businesses so as to increase their efficiency and transparency of revenue from certain types of activity for both the Company's management and external audit; increasing business stability and managing risks.***
Board of Directors: ***the general shareholders meeting performs the functions of the Board of Directors.***
Collegial executive body: ***N/A***
Sole executive body: ***General Director Artemiy V. Inyutin***
Born in: ***1967***
This person's share in the issuer's authorized capital: ***0.000000869565%***
Share of the issuer's common shares: ***0.000000869565%***

Full corporate name: ***"RBC Information Systems (Europe)" N.V.***
Short corporate name: ***"RBC Information Systems (Europe)" N.V.***
Location: ***Schelmseweg 1, 6861WP Oosterbeek, the Netherlands***
Basis on which the company is considered the issuer's subsidiary or affiliate:
The issuer is the only founder of this subsidiary
The issuer's stake in the authorized capital of the legal entity: ***100 %***
The company's stake in the authorized capital of the issuer: ***0%***
The issuer's common shares belonging to the company: ***0%***
The company's main business: ***development and sales of computer, telecommunications and software products.***
The company's role in the issuer's activity: ***"RBC Information Systems (Europe)" N.V. was founded to develop and sell computer, telecommunications and software products in the Netherlands.***
Board of Directors: ***has not been formed yet, as the authorized body has not made a decision to form it***
Collegial executive body: ***N/A***
Sole executive body: ***General Director***

> ***Dr. Jacob van der Molen***
> Born in: ***1948***
> This person's share in the issuer's authorized capital: ***0%***
> Share of the issuer's common shares: ***0%***

Full corporate name: ***RBC SOFT Closed Joint-Stock Company***
Short corporate name: ***RBC SOFT CJSC***
Location: ***75/9, Leninsky Prospekt, 119261 Moscow***
Basis on which the company is considered the issuer's subsidiary or affiliate:
The issuer is the only founder of this subsidiary
The issuer's stake in the authorized capital of the legal entity: ***100 %***
The company's stake in the authorized capital of the issuer: ***0%***
The issuer's common shares belonging to the company: ***0%***
The company's main business: ***development, implementation and sale of software as well as development of Internet solutions for medium-sized and large businesses.***

The company's role in the issuer's activity: ***RBC SOFT CJSC specializes in developing, implementing and selling software as well as developing Internet solutions for medium-sized and large businesses for the purpose of separating certain businesses so as to increase their efficiency and transparency of revenue from certain types of activity for both the Company's management and external audit; increasing business stability and managing risks.***
Board of Directors: ***the general shareholders meeting performs the functions of the Board of Directors.***
Collegial executive body: *N/A*
Sole executive body: ***General Director Alexei V. Kuzovkin***
Born in: *1975*
This person's share in the issuer's authorized capital: ***0.000000869565%***
Share of the issuer's common shares: ***0.000000869565%***

Full corporate name: ***RBC HOLDING Closed Joint-Stock Company***
Short corporate name: ***RBC HOLDING CJSC***
Location: ***75/9, Leninsky Prospekt, 119261 Moscow***
Basis on which the company is considered the issuer's subsidiary or affiliate:
The issuer is the only founder of this subsidiary
The issuer's stake in the authorized capital of the legal entity: ***100 %***
The company's stake in the authorized capital of the issuer: ***0%***
The issuer's common shares belonging to the company: ***0%***
The company's main business: ***does not carry out its own business; owns several Internet projects.***
The company's role in the issuer's activity: ***For the purpose of separating certain businesses so as to increase their efficiency and transparency of revenue from certain types of activity for both the Company's management and external audit; increasing business stability and managing risks, RBC HOLDING CJSC manages the following projects:***
Telli LLC owns the krovatka.ru domain and chatroom, one of the most famous chatrooms in Russia.
Merkot LLC owns the webforum.ru domain and forum system and the lbn.ru banner network.
Niken LLC owns the hotbox.ru. free e-mail system.
RBC-Pro LLC owns the tour.rbc.ru tourism portal.
PC Home LLC is a computer and office equipment online store.
Board of Directors: ***the general shareholders meeting performs the functions of the Board of Directors.***
Collegial executive body: *N/A*
Sole executive body: ***General Director Ekaterina A. Lebedeva***
Born in: *1971*
This person's share in the issuer's authorized capital: ***0.000000869565%***
Share of the issuer's common shares: ***0.000000869565%***

Full corporate name: ***ROSBUSINESSCONSULTING Closed Joint-Stock Company***
Short corporate name: ***ROSBUSINESSCONSULTING CJSC***
Location: ***building 1, 78, Profsoyuznaya Street, 117393 Moscow***
Basis on which the company is considered the issuer's subsidiary or affiliate:
The issuer is the only founder of this subsidiary
The issuer's stake in the authorized capital of the legal entity: ***100 %***
The company's stake in the authorized capital of the issuer: ***0%***
The issuer's common shares belonging to the company: ***0%***
The company's main business: ***information services (the mass media), distribution of financial and economic information, publishing, production and sale of advertising products, advertising services.***
The company's role in the issuer's activity: ***ROSBUSINESSCONSULTING CJSC distributes information and advertising for the purpose of separating certain businesses so as to increase their efficiency and transparency of revenue from certain types of activity for both the Company's management and external audit; increasing business stability and managing risks.***

Board of Directors: ***the general shareholders meeting performs the functions of the Board of Directors.***
Collegial executive body: *N/A*
Sole executive body: ***General Director Artemiy V. Inyutin***
Born in: *1967*
This person's share in the issuer's authorized capital: ***0.000000869565%***

Share of the issuer's common shares: ***0.000000869565%***

Full corporate name: ***RBC Reklama Limited Liability Company***
Short corporate name: ***RBC Reklama LLC***
Location: ***75/9, Leninsky Prospekt, 119261 Moscow***
Basis on which the company is considered the issuer's subsidiary or affiliate:
The issuer is the only founder of this subsidiary
The issuer's stake in the authorized capital of the legal entity: ***100 %***
The company's stake in the authorized capital of the issuer: ***0%***
The issuer's common shares belonging to the company: ***0%***
The company's main business: ***production and sale of advertising products, advertising services.***
The company's role in the issuer's activity: ***RBC Reklama LLC distributes information for the purpose of separating certain businesses so as to increase their efficiency and transparency of revenue from certain types of activity for both the Company's management and external audit; increasing business stability and managing risks.***
Board of Directors: ***N/A***
Collegial executive body: ***N/A***
Sole executive body: ***General Director Yury A. Rovensky***
Born in: ***1969***
This person's share in the issuer's authorized capital: ***0%***
Share of the issuer's common shares: ***0%***

Full corporate name: ***RBC Publishing Limited Liability Company***
Short corporate name: ***RBC Publishing LLC***
Location: ***29 Choros-Gurkina St., 649000 Gorno-Altaisk, Russia***
Basis on which the company is considered the issuer's subsidiary or affiliate:
The issuer is the only founder of this subsidiary
The issuer's stake in the authorized capital of the legal entity: ***100 %***
The company's stake in the authorized capital of the issuer: ***0%***
The issuer's common shares belonging to the company: ***0%***
The company's main business: ***publishing, software development and production, advertising services.***
The company's role in the issuer's activity: ***RBC Publishing is part of RBC mainly to reduce taxes legally due to the tax privileges of the Altai Republic, where the company was incorporated***
Board of Directors: ***N/A***
Collegial executive body: ***N/A***
Sole executive body: ***General Director Andrei A. Smirnov***
Born in: ***1962***
This person's share in the issuer's authorized capital: ***0%***
Share of the issuer's common shares: ***0%***

Full corporate name: ***Information and Research Center "Politics, Economy, Marketing" Closed Joint-Stock Company***
Short corporate name: ***Information and Research Center PECOM CJSC***
Location: ***24, 2nd Kvesisskaya St., 127220 Moscow***
Basis on which the company is considered the issuer's subsidiary or affiliate:
The issuer is the only founder of this subsidiary
The issuer's stake in the authorized capital of the legal entity: ***100 %***
The company's stake in the authorized capital of the issuer: ***0%***
The issuer's common shares belonging to the company: ***0%***
The company's main business: ***publishing, software development and production, advertising services***
The company's role in the issuer's activity: ***Information and Research Center PECOM CJSC is part of RBC as the owner of the Best Brand project***
Board of Directors: ***N/A***
Collegial executive body: ***N/A***
Sole executive body: ***General Director Yury A. Rovensky***
Born in: ***1969***
This person's share in the issuer's authorized capital: ***0%***

Share of the issuer's common shares: *0%*

4.6. Composition, structure and value of the issuer's fixed assets, information on plans to acquire, replace and dispose of the fixed assets and all facts of impairment of the issuer's fixed assets.

4.6.1. Fixed assets

Group of fixed assets	Initial (current) cost, RUR	Accumulated depreciation, RUR
2000		
	0	0
2001		
	0	0
2002		
Vehicles	4 169 697	43 893
2003 год		
Vehicles	9 572 193	941 903
2004 год		
Vehicles	8 750 538	1 869 916
1st quarter of 2005		
Vehicles	11 796 025	1 999 331

The fixed assets have not been reassessed.
Acquisition of fixed assets is necessary to compensate for their depreciation only. No impairment of fixed assets exists.

V. Information on the issuer's financial and economic performance

5.1. Financial and economic performance of the issuer

5.1.1. Profit and loss

Indicator	2000	2001	2000	2003	2004	Q1 2005
Revenue, '000 RUR	0	3	4,941	27,508	246,399	20,833
Gross profit, '000 RUR	0	3	1,237	5	32,112	2,609
Net profit (non-allocated profit, uncovered loss), RUR	0	2	221	565	4 473	1 848
Return on equity, %	0	2.4	0.3	0.1	0.4	-0.2
Return on assets, %	0	0	0.2	0.1	0.3	0.1
Net profit ratio, %	0	66.7	4.5	2.1	1.8	8.9
Product (sales) profitability, %	0	100	25.0	0	0.3	4.1
Capital turnover, times	0	0	0	0.1	0.2	0
Uncovered loss as of the reporting date, RUR	0	1	0	0	3,687	5,534
Ratio of uncovered loss as of the reporting date to balance-sheet total %	0	0	0	0	0.3	0.4

Labour productivity, rubles/person – revenue (sales revenue)/staff on the payroll
Return on capital investment, % – revenue (sales revenue)/fixed assets
Return on assets, % – EBITDA / balance value of assets
Return on equity, % – net profit/(capital and inventory - target financing and proceeds + deferred income – own shares purchased from shareholders)
Return on products (sales), % – sales profit/net revenue (sales revenue)
Uncovered loss as of the reporting date, rubles – uncovered loss of past years + uncovered loss of the reporting year
Uncovered loss as of the reporting date/balance-sheet total ratio – uncovered loss as of the reporting date/balance value of assets (balance sheet total)

As mentioned above, the issuer is the parent company of RBC Holding. It ensures day-to-day and strategic management of the Group, regulates cash flows and coordinates the financial activity of the Group.

As RBC Holding's joint (consolidated) statements are based on the International Accounting Standards (IAS), the issuer's profit and loss statements shall be analysed together with the joint statements to obtain results that will demonstrate the actual financial situation of RBC Information Systems OJSC as well as the financial status of RBC Holding in general.

Despite the Group's expansion, return on sales and on assets in 2002 was kept at the same level as in 2001. The return on sales in 2002 reached 55% and 54% in 2001. Operating profit return did not change either and stood at 39%.

In 2002, return on assets decreased to 30% against 49% in 2001. This was primarily due to the company's growth and a sharp increase in assets after the IPO held in 2002.

According to the Holding's 2004 consolidated statements, return on equity grew to 13% against 9% in 2003; return on assets advanced from 18% to 20%. Return on net income amounted to 13% in the Holding, up 8% from the 2003 indicator. Gross margin did not change and stood at 33%.

Capital turnover was 1 in 2004, compared to 1.2 a year before.

As such, while it develops the group strives to keep its returns at the previously achieved levels.

5.1.2. Factors that influenced the issuer's revenue from the sale of goods, products, works and services, as well as profit (loss) from the core business activity.

The following factors affected RBC Information Systems CJSC's core business revenue from the sale of goods, products, work, and services in 2001-2004:

- *Timeliness and effectiveness of the measures taken by the Holding's management to develop business and promote services and the RosBusinessConsulting brand in the Russian and foreign markets. Impact level – 50%.*
- *Timeliness and effectiveness of the Holding's investments in the development of new information/analytical and software products. Impact level – 30%.*
- *Russian media market growth (including the web-advertising market); an increase in demand for research and information products and services. Impact level – 10%.*
- *Russian IT market growth. Impact level – 10%.*

5.2. Issuer's liquidity, sufficiency of capital and current assets

Indicator	2000	2001	2002	2003	2004	1st quarter of 2005
Net current assets, RUR	83	20	394,763	79,026	839,068	833,454
Non-current assets as a % of equity	0	0.76	0.05	0.81	0.31	0.31
Current ratio	-	67,826.00	144.99	89.77	18.96	6.52
Acid test ratio	-	67,826.00	143.24	85.20	18.14	6.39
Equity ratio	0.5	0.00	0.74	0.74	0.87	0.80

Net current assets, RUR: capital and inventory (less own shares purchased from shareholders) - target financing and proceeds + deferred income – non-circulating assets – non-current receivables.
Equity ratio: capital and inventory (less own shares purchased from shareholders) - target financing and proceeds + deferred income / non-circulating assets + current assets.
Non-current asset as a % of equity: non-circulating assets + non-current receivables / capital and inventory (less own shares purchased from shareholders) - target financing and proceeds + deferred income.
Current ratio: current assets - non-current receivables / current liabilities (excluding deferred income).
Acid test ratio: current assets – inventory – input VAT - non-current receivables / current liabilities (excluding deferred income).

As mentioned above, the issuer is the parent company of RBC Holding. It ensures day-to-day and strategic management of the Group, regulates cash flows and coordinates the financial activity of the Group.

As RBC Holding's joint (consolidated) statements are based on the International Accounting Standards (IAS), the issuer's profit and loss statements shall be analysed together with the joint statements to obtain results that will demonstrate the actual financial situation of RBC Information Systems OJSC as well as the financial status of RBC Holding in general.

In 2003, the issuer invested 320,003 rubles in RBC TV CJSC, thus decreasing its own funds considerably and changing the ratio of non-current asset to equity. In general, this deal did not affect the group's equity. Other indicators characterizing the issuer's liquidity remained at the level of 2002, excluding current and quick ratios. Their drop in 2003 against 2002 was also linked to investments in the TV project.
As concerns the Holding's consolidated statements under IAS, the company's equity ratio improved from 54% in 2001 to 71% in 2002 thanks to growth in equity and assets. In 2001 and 2002, almost half of the company's net working capital (46%-48%) was spent on financing non-circulating assets.

Current and acid test ratios decreased in 2002 compared to 2001. The current ratio dropped from 5.3 in 2001 to 4.6 in 2002. The acid test ratio fell from 5.02 in 2001 to 3.9 in 2002. Despite a certain drop in these ratios, the group's liquidity remained high.

According to the 2004 consolidated statements, the percentage of non-current assets to equity fell to 45%, compared to 81% in 2003, which is primarily explained by growth in the Holding's capital and a share issue. The current ratio totaled 4 (compared to 2 in 2003) and the acid test ratio reached 3 (2 in 2003), which is considered to be positive. The equity ration amounted to 1.

5.3. Amount, structure and sufficiency of the issuer's capital and current assets

5.3.1. Amount and structure of the issuer's capital and current assets

Indicator	2000	2001	2002	2003	2004	1st quarter of 2005
The issuer's authorized capital, 000' RUR.	84	84	100	100	115	115
The total cost of the issuer's shares that the issuer purchased for further resale (transfer) with the indication of a percentage of such shares of the issuer's placed shares (authorized capital).	-	-	-	-	-	-
The issuer's reserved capital formed through allocations from the issuer's profit, 000' RUR.	-	-	-	5	6	6
The issuer's incremental capital which shows the increment value of assets estimated by the reappraisal as well as the difference between the offering price and the face price of the issuer's shares after they are sold at a higher price than their face value, 000' RUR.	-	-	413,744	413,744	1,221,412	1,221,412
The issuer's net retained profit, 000' RUR.	-	1	222	787	-3,687	-5,534
The issuer's target financing that includes funds spent on special purpose events and funds received from other organizations and parties, budget funds, etc.	-	-	-	-	-	-
The issuer's aggregate capital, 000' RUR.	84	85	414,066	414,636	1,217,846	1,215,999

The changes in the specified indicators of the amount and the structure of the issuer's authorized capital are linked to an increase in the authorized capital through issuing additional shares worth 16,000 rubles in 2002 and worth 15,000 rubles in 2004.

Year	Current assets, structure	Current assets (000' RUR)	Percentage	Sources of financing
2000	Shareholders' liabilities	42	51%	Own funds
	Settlement account	41	49%	
2001	Accounts receivable	4	-	Own funds, loans
	Settlement account	18	0.01%	
	Currency account	135,630	99.99%	
2002	Raw and other materials, and similar valuable assets	2	-	Own funds, loans
	Finished products and goods for resale	393	0.07%	

	Deferred expense	5610	1%	
	VAT input	495	0.09%	
	Accounts receivable, including:	13,004	2.35%	
	Trade accounts receivable	1,263	0.2%	
	Accounts receivable: subsidiaries and affiliates	514	1%	
	Advances	10,705	1.1%	
	Other receivables	522	0.09%	
	Short-term loans granted	144,497	26%	
	Other short-term financial investments	42726	7.7%	
	Cash on hand	25	-	
	Settlement account	334,773	60.4%	
	Currency account	5	-	
2003	Raw and other materials, and similar valuable assets	88	0.04%	Own funds, loans
	Deferred expense	11,412	5.1%	
	Accounts receivable: subsidiaries and affiliates	624	0.3%	
	Advances		-	
	Other receivables	25	-	
	Short-term loans granted	212,237	94%	
	Cash on hand	10	-	
	Settlement account	953	0.4%	
	Currency account	421	0.16%	
2004	Raw and other materials, and similar valuable assets	8	0.0%	Own funds, loans
	Finished products and goods for resale	25,913	2.54%	
	Goods shipped	3,444	0.34%	
	Deferred expense	10,832	1.06%	
	Accounts receivable: subsidiaries and affiliates	-	-	
	Advances	3 414	0.34%	
	Other receivables	***322,085***	***31.61%***	
	Short-term loans granted	651,746	63.97%	
	Cash on hand	59	0.0%	
	Settlement account	621	0.06%	
	Currency account	775	0.08%	
1st quarter of 2005	Raw and other materials, and similar valuable assets	7	0.00	Own funds, loans
	Finished products and goods for resale	7,689	0.68%	
	Goods shipped	3,444	0.30%	
	Deferred expense	10,671	0.94%	
	Accounts receivable: subsidiaries and affiliates	495	0.04%	
	Advances	964	0.09%	
	Other receivables	553,304	48.77%	
	Short-term loans granted	517,430	45.60%	
	Cash on hand	49	0.00%	
	Settlement account	4,408	0.39%	
	Currency account	36,163	3.19%	

Due to the fact that the issuer is a Holding, it does not have trade accounts either receivable or payable; balance of inventory is minimal.

The company's working capital is usually formed by deferred expenses on software, which is necessary for the issuer's core activity, financial investments and cash assets.

- *Cash assets. While managing the cash assets the issuer considers not only the interests of RBC Information Systems OJSC, but also those of the whole group. The company's management has set the minimum balance of cash at the company's settlement accounts, which has to cover extraordinary needs of the group.*

- *Financial investments. The issuer carries out transactions with short-term financial investments only within the established policy that determines the transactions' volumes with a bank, reliability assessment of this bank and experience of operations with this bank.*

As the issuer will remain a holding company in the future, no considerable changes in the current-asset financing are expected to occur.

5.3.2. Issuer's financial investments

Presented below is a list of the issuer's financial investments, which constitute at least 10 percent of all its financial investments as of the end of the last financial year prior to the date of approval of the securities prospectus. Issued and not issued securities and other financial investments (contributions to the authorized capitals of limited liability companies, etc.) shall be listed separately.

The issuer owns the following securities:

9,000 shares in RBC TV CJSC at a selling price of 35.555,56 rubles per share with a total value of 320,000,040.00 rubles.
Type of securities: common registered non-documentary shares.
Full and short corporate names of the issuer (the party liable on the not issued securities); its location:
RBC TV Closed Joint Stock Company
RBC TV CJSC
75/9, Leninsky Prospekt, Moscow 119261
State registration numbers of the issued securities and the dates of their state registration; authorities that issued state registration of securities issues:
1-02-37231-H dated April 1, 2003, registered by the regional department of the Federal Commission for the Securities Market in the Central Federal District
Number of securities owned by the issuer: 10,000 (ten thousand)
Total nominal price of securities owned by the issuer for bonds and other debt issued securities as well as the maturity for the issuer's options: 100,000 (one hundred thousand) rubles
Total balance sheet cost of securities owned by the issuer (the balance sheet cost of subsidiaries shall be specified separately); the sum of the principal debt and accrued (paid) interest on promissory notes, deposits, certificates and other not issued debt securities; maturity: 100,000 (one hundred thousand) rubles.
Fixed interest and other yield on bonds and other debt issued securities and the procedures for its determinations, payment due date: not to be specified for this type of securities.
The amount of dividends on preferred shares and the procedures for their determination in the event that it is determined in the Articles of Association of the issuer; payment due date: not to be specified for this type of securities.
The amount of declared dividends on common shares (in the event that there is no data available on the declared dividends on common shares for this year, the amount of dividends for the past year shall be specified); payment due date: no dividends have been declared.
The issuer has made no provision for depreciation of securities.

The issuer's potential loss connected with RBC CJSC's bankruptcy equals the contribution to the authorized capital.
Contributions accounting is conducted pursuant to the current rules and regulations of accounting statements set in the Russian Federation

5.3.3. Issuer's intangible assets
The issuer does not have intangible assets.

5.4. Issuer's policies and expenses with respect to research and development, licenses and patents, innovations and research

The issuer did not have expenses on research and development, licenses and patents, innovations and research.
RBC Information Systems did not have patents of invention, utility patents or design patents and did not undergo state registration of trademarks and service market and names.

5.5. Trends in the spheres of RBC Holding's core activity

Trends in the spheres of RBC Holding's core activity are analyzed below.

Media market
According to the Russian Association Of Communication Agencies (RACA), the Russian media and advertising market grew 33 percent in 2004 against 2003, and total expenses on advertising reached $4.65bn.
RACA did not consider BTL advertising in this assessment, as it has been assessed separately since 2003. The BTL advertising market, according to RACA, exceeded $1bn in 2004. As such, Russia's total advertising market amounted to about $5bn.

The Russian advertising market is still unique not only in Europe but also in the world: no other developed country has an almost 30 percent growth pace of advertising investments. This increase is slackening compared to previous years, but nevertheless remains high. RACA forecasts say the market will surge 21 percent next year to $6bn (taking BTL services and production into account).
According to RACA, the television advertising segment went up 37 percent to $1.7bn, and the share of television in advertising budgets reached 44 percent. Experts forecast that the market will grow amid a further advance in the share of TV advertising. In 2005, TV channels will account for about 45 percent of advertisers' expenses and for 47.2 percent in 2006.

Online advertising has shown the highest growth: according to RACA, expenditure on it jumped 66 percent to $30m over one year. However, it is worth mentioning that RACA considers advertising placed through agencies only, without taking into account the large share of direct placements on web resources and context advertising, because no methodology has been developed to assess it. As a result, the online advertising market may total a far larger amount.

Analysts forecast that the market for online advertising on the Russian Internet will reach approximately $80m in 2005, compared to $40m-$50m in 2004. This figure is expected to total $190m in 2007, with an annual average growth rate of 60 percent, and will continue to advance until it reaches a share of 5 percent of the advertising market, as it already has in the USA.

RBC's online advertising advanced in 2004 thanks to a considerable increase in the number of information resources' users, growth in demand for efficient advertising, the launch of new websites with attractive advertising capabilities, offers of advertising services with RBC TV as well as a general market rise. By the end of 2004, the monthly audience of all RBC's websites had reached 5.7m people, compared to 4m in 2003. The overall increase in the number of webpages, combined with the relative affluence of the audience, enabled RBC to raise its Internet advertising rates by a factor of 30 in 2004. The company's client base of advertisers amounted to about 1,700 at the end of 2004.

News services increased thanks to growth in sales of information terminals and market surveys. New products in this sphere were launched: the Quote.ru financial and analytical portal, and the Business

For Sale, RBC Ratings and RBC Real Estate news websites. The company hopes these resources will increase revenue from news services as well as raise the popularity of RBC as a provider of comprehensive business information and related services.

RBC TV advertising developed on the basis of efficient marketing and vigorous growth in the channel's audience. According to the COMCON-Media independent research company, RBC almost doubled its weekly audience in Russia from April to October 2004, from 1.563m to 3.094m people. The channel's coverage in Russia, i.e. the number of people to whom RBC TV is available, totaled 37.465m. In addition, in 2004 RBC TV began to broadcast in the CIS, including Ukraine, Kazakhstan, Belarus and the Baltic states. The company's assessments say RBC TV's total coverage abroad had reached approximately 10m people by the end of 2004. Thanks to the fast growing audience and the highly improved quality of programs, the number of RBC TV's advertisers rose to about 100 companies.

IT market

The Russian IT market is one of the fastest growing sectors of Russia's economy, with an annual average growth rate of 23-25 percent.

Russian IT market growth, (USD bn)

	2001	2002	2003	2004	2005 F	2006 F
Total	4.4	5.9	7.1	9.0	11.0	13.6
IT consulting	0.8	1.2	1.4	1.8	2.3	3.1
IT equipment	3.1	3.8	4.7	6.0	7.2	8.6
Software sales	0.5	0.9	1.0	1.2	1.5	1.9

Source: IDC, Cnews

The market has retained its 'technical orientation', as the equipment supply sector occupies a significant share of the market. However, the volume of equipment sales is gradually decreasing, which fully complies with the world trend towards services dominating the market. The share of IT equipment is decreasing, primarily through an advance in that of IT consulting.
Services account for 21 percent of Russian IT companies' expenses, lagging behind even Eastern European countries, which spend about 30 percent of their IT budgets on services. As such, Russia has all the potential for noticeable growth. The IT market is expected to advance, driven by the demand of Russian companies and the government for the implementation of various IT systems and development of IT infrastructure.
The largest share of the Russian IT market's revenue is accounted for by system integration (33 percent) and customized software development (27 percent). Software implementation and maintenance account for 18 percent.
It is worth mentioning that government agencies account for the largest share of IT expenses, which is in agreement with world trends. According to Expert magazine, the orders of government agencies and IT programs financed by international organizations in the interest of the Russian government reached 25 percent of the IT market in 2004. The allocation of considerable government funds for IT caused Russian companies, especially those working in the spheres of financial services, energy, consumer goods and retail, to follow suit.
RBC's IT business expanded in 2004 thanks to the company's diversified product portfolio, high project implementation indicators and favourable market trends. The high level of RBC's brand recognition in the business community also contributed to growth. The company's IT division increased its state order portfolio to 35 percent of the total IT revenue. The share of contracts with medium-sized and large companies amounted to 45 percent, and foreign clients brought 20 percent of its revenue. In 2004, the company expanded its government client base and strengthened its position as a provider of high quality solutions for various companies. By the end of 2004, the number of RBC's IT clients had exceeded 250 firms.

VI. Detailed profiles of members of the issuer's governing bodies and bodies controlling its financial and economic activity, and brief profiles of the issuer's employees (workers)

6.1. Information on the structure and authorities of the issuer's governing bodies

The following bodies shall be deemed the issuer's governing bodies:
- General Shareholders Meeting (Meeting)
- Board of Directors (Supervisory Board)
-General Director (sole executive body)
-Executive Committee (collegial executive body)

The powers of the issuer's general shareholders' (members') meeting in accordance with its Articles of Association (constitutional documents):

1) *introduction of amendments and additions to the Company's Articles of Association or approval of a new version of the Company's Articles of Association (except as provided for in Clauses 2—5 of Article 12 of the Federal Law "On joint-stock companies");*
2) *reorganization of the Company;*
3) *liquidation of the Company, appointment of a Liquidation Committee and approval of interim and final liquidation balance-sheets;*
4) *determination of the number of members on the Board of Directors and the voting procedure, and appointment of members of the Company's Board of Directors as well as early termination of their powers;*
5) *election of members of the Company's Audit and Compliance Committee and early termination of their powers;*
6) *approval of the Auditor of the Company;*
7) *determination of the number, par value, category (type) of the authorized shares and rights granted with these shares;*
8) *increasing the Company's authorized capital by raising the par value of the shares;*
9) *increasing the Company's authorized capital through private offering of shares;*
10) *placement of the Company's securities convertible into shares through private offering;*
11) *increasing the Company's authorized capital through public offering of common shares which amount to over 25 percent of common shares placed previously;*
12) *placement of securities convertible into common shares, which amount to over 25 percent of common shares placed previously, through public offering;*
13) *increasing the Company's authorized capital by placing common shares in a total number, equaling 25 percent or less of common shares placed previously, through public offering unless the Board of Directors has agreed on the issue;*
14) *increasing the Company's authorized capital by placing additional shares limited by the number and categories (types) of the authorized shares at the expense of the Company's property, when additional shares are placed by way of distribution among shareholders, unless the Board of Directors has agreed on the issue;*
15) *increasing the Company's authorized capital by placing additional preferred shares limited to the number of publicly offered shares of this category (type), if the Board of Directors has failed to reach an agreement on this issue;*
16) *decreasing the Company's authorized capital by reducing the nominal value of the shares through the acquisition of part of the shares by the Company implemented in order to reduce their overall quantity as well as through redemption of the shares acquired and purchased by the Company (shares at the Company's disposal);*
17) *payment (declaration) of dividends according to the results of the first quarter, six months, nine months of a fiscal year;*

18) *approval of the Company's annual reports, annual accounting statements including profit and loss statements (profit and loss accounts), as well as the distribution of the Company's profits (including payment (declaration) of dividends, except for profit allocated as dividends according to the results of the first quarter, six months, nine months of a fiscal year) and losses according to the results of a fiscal year;*

19) *determination of the procedure for holding the general shareholders meeting;*

20) *share split and reverse split;*

21) *adoption of resolutions on approval of transactions as provided for in Article 83 of the Federal Law "On joint-stock companies";*

22) *adoption of resolutions on approval of large transactions as provided for in Clause 2 of Article 79 of the Federal Law "On joint-stock companies";*

23) *adoption of resolutions on approval of large transactions as provided for in Clause 3 of Article 79 of the Federal Law "On joint-stock companies";*

24) *adoption of resolutions on participation in holding companies, financial and industrial groups, associations and other unions of commercial organizations;*

25) *approval of internal documents governing the activity of the Company's bodies;*

26) *adoption of resolutions on remuneration and/or reimbursement of expenses to members of the Company's Audit and Compliance Committee related to the performance of their duties during the performance period of these duties; determination of the size of such remuneration and reimbursement;*

27) *adoption of resolutions on remuneration and/or reimbursement of expenses to members of the Company's Board of Directors related to the performance of their duties during the performance period of these duties; determination of the size of such remuneration and reimbursement;*

28) *adoption of resolutions concerning reimbursement of expenses related to preparation for and holding of an extraordinary meeting to the persons and bodies who initiated the meeting at the Company's expense;*

29) *determination of a list of additional documents that the Company is required to keep.*

The powers of the issuer's Board of Directors (Supervisory Board) pursuant to its Articles of Association (constitutional documents):

1) *election of the Company's sole executive body, the General Director;*
2) *early termination of powers of the Company's sole executive body;*
3) *establishment of the Company's collegial executive body, the Executive Board, and early termination of powers of members of the Executive Board;*
4) *determination of the Company's business priorities, including the approval of the Company's annual and quarterly budgets;*
5) *convening of annual or extraordinary general shareholders' meetings, unless otherwise specified in Clause 8 of Article 55 of the Federal Law "On joint-stock companies";*
6) *approval of the agenda for a general shareholders' meeting;*
7) *determination of the date of execution of the list of persons entitled to participate in the general shareholders' meeting, as well as other issues falling under the scope of authority of the Company's Board of Directors pursuant to the provisions of Chapter VII of the Federal Law "On joint-stock companies" and related to the preparation for and holding of a general shareholders' meeting;*
8) *preliminary approval of the Company's annual reports;*
9) *increasing the Company's authorized capital by placing additional shares limited to the number and category (type) of authorized shares of the category (type) at the expense of the Company's property, when the placement is held by distribution of shares among shareholders;*

10) *increasing the Company's authorized capital by placing additional common shares, limited to the number of authorized shares of this category (type) and equaling 25 percent or less of the Company's previously placed common shares, through public offering;*

11) *increasing the Company's authorized capital by placing additional preferred shares limited to the number of authorized shares of this category (type) through public offering;*

12) *placement of securities convertible into common shares, equaling 25 percent or less of previously placed common shares, through public offering;*

13) *placement of bonds convertible into preferred shares, and other securities convertible into preferred shares through public offering;*

14) *placement of bonds that are non-convertible into shares and other securities that are non-convertible to shares;*

15) *approval of resolutions on the issue of securities, the securities prospectus, reports on the results of the securities issue, and the introduction of amendments and alterations to them;*

16) *determination of the price (monetary value) of the property, the price of offering and redemption of securities as provided in the Federal Law "On joint-stock companies";*

17) *acquisition of shares placed by the Company in accordance with Clause 2 of Article 72 of the Federal Law "On joint-stock companies";*

18) *acquisition of bonds and other securities placed by the Company as specified in the Federal Law "On joint-stock companies";*

19) *approval of the report on the results of the acquisition of shares purchased in accordance with Clause 1 of Article 72 of the Federal Law "On joint-stock companies";*

20) *advising the general shareholders' meeting on the size of remunerations and compensations payable to members of the Company's Audit and Compliance Committee;*

21) *determination of the size of the Auditor's fee;*

22) *advising the general shareholders' meeting on the size of dividends on shares according to the results of the first quarter, six months, nine months of a fiscal year and/or according to the results of a fiscal year, and the procedure of dividend payment;*

23) *advising the general shareholders' meeting on the procedure of the Company's profit and loss distribution in accordance with the results of a fiscal year;*

24) *use of the Company's reserves and other funds;*

25) *approval of the Company's internal documents, except for internal documents governing the activity of the Company's bodies subject to approval by resolution of the general meeting as well as the Company's internal documents subject to approval by the Company's sole executive body as is specified in the Company's Articles of Association, and introduction of amendments and alterations to these documents;*

26) *establishment and liquidation of the Company's branch and representative offices, approval of provisions on branch and representative offices, and introduction of amendments and additions to these provisions;*

27) *establishment of committees and commissions under the Company's Board of Directors;*

28) *making amendments to the Company's Articles of Association with regard to the establishment of branch and representative offices, and their liquidation;*

29) *approval of major transactions as specified in Chapter X of the Federal Law "On joint-stock companies";*

30) *approval of transactions as specified in Chapter XI of the Federal Law "On joint-stock companies";*

31) *approval of the Company's registrar and terms of agreement with it, and repudiation of the agreement with it;*

32) approval of internal control procedures for the Company's financial and economic activity, adoption of resolutions on the audit of the Company's financial and economic activity at any time;

33) appointment of the person authorized to sign the agreement with the sole executive body on behalf of the Company;

34) determination of a list of additional documents that the Company is required to keep;

35) approval of terms of agreements with the Company's executive bodies, determination of qualification and remuneration requirements for the Company's General Director, members of the Executive Board, and chiefs of the main business units;

36) adoption of resolutions on the appointment of an acting General Director for a period of time when the performance of duties by the General Director elected by the general meeting is impossible (a period of temporary disability, vacation, business trip, etc.);

37) approval of the Company's annual financial and operational plan;

38) adoption of resolutions on suspension of powers and dismissal of the Company's sole executive body and on the establishment of the Company's new executive body, or on the transfer of powers of the Company's sole executive body to the managing organization or the manager;

39) approval of the Company's risk management procedure;

40) other issues as provided for by the Federal Law "On joint-stock companies" and the Articles of Association.

The powers of the issuer's sole and collegial executive bodies pursuant to its Articles of Association (constitutional documents):
The Company's General Director as the Company's sole executive body shall manage the Company's day-to-day activity and head its collegial executive body, the Executive Board.

The General Director shall be given all necessary authority to perform the duty of managing the Company's activity under the laws of the Russian Federation.

The General Director shall act on behalf of the Company without a Power of Attorney.

The powers of the executive body of the company shall embrace all issues related to the management of the Company's day-to-day activity except for issues which fall under the scope of authority of the Company's general shareholders' meeting and the Board of Directors. Pursuant to his powers, the General Director shall:

- manage the Company's current economic activities;

- sign all the Company's financial documents with the right of first signature;

- act in the name and on behalf of the Company;

- authorize the organizational chart, conclude labor contracts with the Company's employees, initiate and impose penalties on employees;

- perform the duties of the Chairman of the Executive Board and streamline the Executive Board's activity;

- introduce members of the Executive Board to the Board of Directors, sign contracts with

members of the Executive Board under the instruction of the Board of Directors;

- complete transactions on behalf of the Company to the extent specified in the Federal Law "On joint-stock companies" and the Articles of Association;

- issue binding orders and instructions.

The scope of powers of the Company's Executive Board shall include the following issues:

- the establishment of the Company's subsidiaries (affiliates), determination of their scopes of activity, delimitation of areas of activity of the Company's particular subsidiaries (affiliates);

- *development and implementation of the overall strategy of subsidiary development, including working out and pursuing a common production, technical, financial, pricing, sales, social and personnel policy;*
- *investing in subsidiaries' activities on the part of the Company, allocation of property and monetary assets to them;*
- *approval of the overall organizational structure of RBC Group, that would embrace the Company and its subsidiaries (affiliates);*
- *establishment of subdivisions at RBC Group, granting of powers to them, reorganization and liquidation of particular business subdivisions;*
- *approval of reports of business subdivision heads, consideration of proposals submitted by business subdivision heads with regard to organization of their activity.*

The Executive Board may also exercise other powers conferred on the Board by the Company's General Director, and transfer part of its powers to the General Director.

The Company has its own Corporate Governance Code (see Appendix).

The website where the full text of the current version of the issuer's Articles of Association and internal documents governing the activities of the issuer's bodies, as well as the issuer's Corporate Governance Code, are publicly available: *www.rbcinfosystems.ru*

6.2. Information on members of the issuer's management bodies

Members of the issuer's Board of Directors (the Supervisory Board)
Board of Directors
Chairman: *German V. Kaplun*

Members of the Board of Directors:
German V. Kaplun
Year of birth: *1968*
Education: *Russian Academy of Economics*

Employment over the past 5 years:
Period: *1991 to present time*
Organization: *Production Cooperative ORGTEKHNIKA*
Scope of activity: *repair and maintenance of household appliances and personal computers*
Position: *Deputy Chairman of the Executive Board*

Period: *1993 to 2000*
Organization: *SIBAT Closed Joint-Stock Company*
Scope of activity: *wholesale operations*
Position: *General Director*

Period: *1998 to 2000*
Organization: *RosBusinessConsulting Closed Joint-Stock Company*
Scope of activity: *information services*
Position: *Deputy General Director*

Period: *2000 to 2001*
Organization: *RBC Holding Closed Joint-Stock Company*
Scope of activity: *informational products development*
Position: *General Director*

Period: *2002 to 2002*
Organization: *RBC Information Systems Open Joint-Stock Company*
Scope of activity: *development and marketing of information products*

Position: *member of the Executive Board*

Period: *2001 to present time*
Organization: *RBC Information Systems Open Joint-Stock Company*
Scope of activity: *development and marketing of information products*
Position: *Chairman of the Board of Directors*

Share of the issuer's authorized capital: *13.43 percent*
Percentage of the issuer's common shares: *13.43 percent*
Number of the issuer's shares of each category (type), that this person may purchase by exercising rights to the issuer's options in his possession: ***none***
Stake in the issuer's subsidiaries/associated companies: ***none***
Percentage of common shares in the issuer's subsidiaries/associated companies: ***none***
Number of shares in the issuer's subsidiaries/associated companies of each category (type), that this person may purchase as a result of exercising rights to options of subsidiaries/associated companies in his possession: ***none***
Relationship to members of the issuer's management bodies and/or bodies supervising the issuer's financial and economic activity, if any: ***no relationship***

Alexander M. Morgulchik
Year of birth: *1970*
Education: ***Russian Academy of Economics***

Employment over the past 5 years:
Period: *1996 to present time*
Organization: *RosBusinessConsulting Closed Joint-Stock Company*
Scope of activity: ***information services***
Position: *Vice-President*

Period: *1998 to present time*
Organization: *MEGAKOR Limited Liability Company*
Scope of activity: ***consulting services***
Position: *General Director*

Period: *2000 to 2005*
Organization: *Telli Limited Liability Company*
Scope of activity: ***information and advertising service***s
Position: *General Director*

Period: *2001 to present time*
Organization: *RBC Information Systems Open Joint-Stock Company*
Scope of activity: *development and marketing of information products*
Position: *member of the Board of Directors*

Share of the issuer's authorized capital: *19.17 percent*
Percentage of the issuer's common shares: *19.17 percent*
Number of the issuer's shares of each category (type), that this person may purchase by exercising rights to the issuer's options in his possession: ***none***
Stake in the issuer's subsidiaries/associated companies: ***none***
Percentage of common shares in the issuer's subsidiaries/associated companies: ***none***
Number of shares in the issuer's subsidiaries/associated companies of each category (type), that this person may purchase as a result of exercising rights to options of subsidiaries/associated companies in his possession: ***none***
Relationship to members of the issuer's management bodies and/or bodies supervising the issuer's financial and economic activity, if any: ***no relationship***

Dmitry G. Belik
Year of birth: *1968*
Education: *Russian Academy of Economics*

Employment over the past 5 years:
Period: *1996 to 2000*
Organization: *Closed Joint-Stock Company Akkord-Tsentr*
Scope of activity: *information services*
Position: *Vice-President*

Period: *2000 to 2004*
Organization: *RosBusinessConsulting Publishing House Closed Joint-Stock Company*
Scope of activity: *advertising services, software development*
Position: *General Director*

Period: *2000 to 2000*
Organization: *RosBusinessConsulting Closed Joint-Stock Company*
Scope of activity: *information services*
Position: *Deputy General Director*

Period: *2002 to 2002*
Organization: *RBC Information Systems Open Joint-Stock Company*
Scope of activity: *development and marketing of information products*
Position: *member of the Executive Board*

Period: *2003 to 2004*
Organization: *RBC Reklama Limited Liability Company*
Scope of activity: *advertising services*
Position: *General Director*

Period: *2001 to present time*
Organization: *RBC Information Systems Open Joint-Stock Company*
Scope of activity: *development and marketing of information products*
Position: *member of the Board of Directors*

Share of the issuer's authorized capital: *19.37 percent*
Percentage of the issuer's common shares: *19.37 percent*
Number of the issuer's shares of each category (type), that this person may purchase by exercising rights to the issuer's options in his possession: *none*
Stake in the issuer's subsidiaries/associated companies: *none*
Percentage of common shares in the issuer's subsidiaries/associated companies: *none*
Number of shares in the issuer's subsidiaries/associated companies of each category (type), that this person may purchase as a result of exercising rights to options of subsidiaries/associated companies in his possession: *none*
Relationship to members of the issuer's management bodies and/or bodies supervising the issuer's financial and economic activity, if any: *no relationship*

Sergei Yu. Lukin
Year of birth: *1967*
Education: *All-Russian Correspondence Institute of Finance and Economics*

Employment over the past 5 years:
Period: *1995 to 2002*
Organization: *Russky Dom Corporation Closed Joint-Stock Company*
Scope of activity: *construction*
Position: *General Director*

Period: *2001 to 2001*
Organization: *RBC Center Limited Liability Company*
Scope of activity: *software development and sale*
Position: *Deputy General Director*

Period: *2001 to present time*
Organization: *RBC Information Systems Open Joint-Stock Company*
Scope of activity: *development and marketing of information products*
Position: *Deputy Director General*

Period: *2001 to present time*
Organization: *RBC Information Systems Open Joint-Stock Company*
Scope of activity: *development and marketing of information products*
Position: *member of the Board of Directors*

Share of the issuer's authorized capital: *0.80 percent*
Percentage of the issuer's common shares: *0.80 percent*
Number of the issuer's shares of each category (type), that this person may purchase by exercising rights to the issuer's options in his possession: *none*
Stake in the issuer's subsidiaries/associated companies: *none*
Percentage of common shares in the issuer's subsidiaries/associated companies: *none*
Number of shares in the issuer's subsidiaries/associated companies of each category (type), that this person may purchase as a result of exercising rights to options of subsidiaries/associated companies in his possession: *none*
Relationship to members of the issuer's management bodies and/or bodies supervising the issuer's financial and economic activity, if any: *no relationship*

Yury A. Rovensky
Year of birth: *1969*
Education: *Moscow G. Plekhanov Institute of National Economy of the Order of the Red Banner of Labor*

Employment over the past 5 years:
Period: *1997 to 2000*
Organization: *Russian Academy of Economics*
Scope of activity: *training*
Position: *Deputy Director*

Period: *2000 to 2003*
Organization: *RBC Center Limited Liability Company*
Scope of activity: *software development and marketing*
Position: *General Director*

Period: *2001 to 2002*
Organization: *RBC Information Systems Open Joint-Stock Company*
Scope of activity: *development and marketing of information products*
Position: *member of the Board of Directors*

Period: *2001 to 2002*
Organization: *RBC Information Systems Open Joint-Stock Company*
Scope of activity: *development and marketing of information products*
Position: *Chairman of the Executive Board*

Period: *2004 to present time*
Organization: *RBC Reklama Limited Liability Company*
Scope of activity: *advertising services*
Position: *General Director*

Period: *2005 to present time*
Organization: *Politics, Economy, Marketing Information and Research Center Closed Joint-Stock Company*
Scope of activity: *advertising services*
Position: *General Director*

Period: *2005 to present time*
Organization: *Best Brand Steering Committee Autonomous Non-Commercial Organization*
Scope of activity: *advertising services*
Position: *General Director*

Period: *2002 to present time*
Organization: *RBC Information Systems Open Joint-Stock Company*
Scope of activity: *development and marketing of information products*
Position: *General Director (Chairman of the Executive Board)*

Share of the issuer's authorized capital: *0 percent*
Percentage of the issuer's common shares: *0 percent*
Number of the issuer's shares of each category (type), that this person may purchase by exercising rights to the issuer's options in his possession: *none*
Stake in the issuer's subsidiaries/associated companies: *none*
Percentage of common shares in the issuer's subsidiaries/associated companies: *none*
Number of shares in the issuer's subsidiaries/associated companies of each category (type), that this person may purchase as a result of exercising rights to options of subsidiaries/associated companies in his possession: *none*
Relationship to members of the issuer's management bodies and/or bodies supervising the issuer's financial and economic activity, if any: *no relationship*

Artemy V. Inyutin
Year of birth: *1967*
Education: *Moscow State Institute of Radio Engineering, Electronics and Automation; Finance Academy under the Government of the Russian Federation*

Employment over the past 5 years:
Period: *1997 to 2000*
Organization: *MacPromBank Limited Liability Company*
Scope of activity: *banking services*
Position: *Head of the internal audit department*

Period: *2000 to 2000*
Organization: *RBC Center Limited Liability Company*
Scope of activity: *software development and marketing*
Position: *Senior Deputy General Director*

Period: *2000 to present time*
Organization: *RosBusinessConsulting Closed Joint-Stock Company*
Scope of activity: *information services*
Position: *General Director*

Period: *2003 to present time*
Organization: *RBC TV Closed Joint-Stock Company*
Scope of activity: *television broadcasting*
Position: *General Director*

Period: *2004 to present time*
Organization: *RBC Information Systems Open Joint-Stock Company*

Scope of activity: *development and marketing of information products*
Position: *member of the Executive Board*

Share of the issuer's authorized capital: *0.000000869565 percent*
Percentage of the issuer's common shares: *0.000000869565 percent*
Number of the issuer's shares of each category (type), that this person may purchase by exercising rights to the issuer's options in his possession: ***none***
Stake in the issuer's subsidiaries/associated companies: ***none***
Percentage of common shares in the issuer's subsidiaries/associated companies: ***none***
Number of shares in the issuer's subsidiaries/associated companies of each category (type), that this person may purchase as a result of exercising rights to options of subsidiaries/associated companies in his possession: ***none***
Relationship to members of the issuer's management bodies and/or bodies supervising the issuer's financial and economic activity, if any: ***no relationship***

Hans-Jörg Rudloff
Year of birth: *1940*
Education: *University of Bern*

Employment over the past 5 years:
Period: *1994 to 1998*
Organization: *MC BBl*
Scope of activity: ***investment bank***
Position: *Chairman/Partner*

Period: *1998 to present time*
Organization: *Barclays Capital*
Scope of activity: ***investment bank***
Position: ***Chairman***

Period: *2002 to present time*
Organization: *RBC Information Systems Open Joint-Stock Company*
Scope of activity: *development and marketing of information products*
Position: *member of the Board of Directors*

Share of the issuer's authorized capital: *0 percent*
Percentage of the issuer's common shares: *0 percent*
Number of the issuer's shares of each category (type), that this person may purchase by exercising rights to the issuer's options in his possession: ***none***
Stake in the issuer's subsidiaries/associated companies: ***none***
Percentage of common shares in the issuer's subsidiaries/associated companies: ***none***
Number of shares in the issuer's subsidiaries/associated companies of each category (type), that this person may purchase as a result of exercising rights to options of subsidiaries/associated companies in his possession: ***none***
Relationship to members of the issuer's management bodies and/or bodies supervising the issuer's financial and economic activity, if any: ***no relationship***

Neil Osborn
Year of birth: *1949*
Education: *Worcester College, Oxford, MA Modern History*

Employment over the past 5 years:
Period: *1983 to present time*
Organization: *Euromoney Publications, plc*
Scope of activity: *publishing*

Position: *Director*

Period: *2002 to present time*
Organization: *RBC Information Systems Open Joint-Stock Company*
Scope of activity: *development and marketing of information products*
Position: *member of the Board of Directors*

Share of the issuer's authorized capital: *0 percent*
Percentage of the issuer's common shares: *0 percent*
Number of the issuer's shares of each category (type), that this person may purchase by exercising rights to the issuer's options in his possession: *none*
Stake in the issuer's subsidiaries/associated companies: *none*
Percentage of common shares in the issuer's subsidiaries/associated companies: *none*
Number of shares in the issuer's subsidiaries/associated companies of each category (type), that this person may purchase as a result of exercising rights to options of subsidiaries/associated companies in his possession: *none*
Relationship to members of the issuer's management bodies and/or bodies supervising the issuer's financial and economic activity, if any: *no relationship*

Michael Hammond
Year of birth: *1959*
Education: *University of Rochester, USA*

Employment over the past 5 years:
Period: *1996 to 1999*
Organization: *Robert Fleming & Co/ Jardine Fleming & Co*
Scope of activity: *investment bank*
Position: *Director*

Period: *2002 to present time*
Organization: *RBC Information Systems Open Joint-Stock Company*
Scope of activity: *development and marketing of information products*
Position: *member of the Board of Directors*

Share of the issuer's authorized capital: *0 percent*
Percentage of the issuer's common shares: *0 percent*
Number of the issuer's shares of each category (type), that this person may purchase by exercising rights to the issuer's options in his possession: *none*
Stake in the issuer's subsidiaries/associated companies: *none*
Percentage of common shares in the issuer's subsidiaries/associated companies: *none*
Number of shares in the issuer's subsidiaries/associated companies of each category (type), that this person may purchase as a result of exercising rights to options of subsidiaries/associated companies in his possession: *none*
Relationship to members of the issuer's management bodies and/or bodies supervising the issuer's financial and economic activity, if any: *no relationship*

The issuer's sole and collegian governing bodies:

The sole executive body:
General Director: *Yury A. Rovensky*

The collegial executive body
General Director (Chairman of the Executive Board)
Yury A. Rovensky
Year of birth: *1969*

Education: *Moscow G. Plekhanov Institute of National Economy of the Order of the Red Banner of Labor*

Employment over the past 5 years:
Period: *1997 to 2000*
Organization: *Russian Academy of Economics*
Scope of activity: *training*
Position: *Deputy Director*

Period: *2000 to 2003*
Organization: *RBC Center Limited Liability Company*
Scope of activity: *software development and marketing*
Position: *General Director*

Period: *2001 to 2002*
Organization: *RBC Information Systems Open Joint-Stock Company*
Scope of activity: *development and marketing of information products*
Position: *member of the Board of Directors*

Period: *2001 to 2002*
Organization: *RBC Information Systems Open Joint-Stock Company*
Scope of activity: *development and marketing of information products*
Position: *Chairman of the Executive Board*

Period: *2004 to present time*
Organization: *RBC Reklama Limited Liability Company*
Scope of activity: *advertising services*
Position: *General Director*

Period: *2005 to present time*
Organization: *Politics, Economy, Marketing Information and Research Center Closed Joint-Stock Company*
Scope of activity: *advertising services*
Position: *General Director*

Period: *2005 to present time*
Organization: *Best Brand Steering Committee Autonomous Non-Commercial Organization*
Scope of activity: *advertising services*
Position: *General Director*

Period: *2002 to present time*
Organization: *RBC Information Systems Open Joint-Stock Company*
Scope of activity: *development and marketing of information products*
Position: *General Director (Chairman of the Executive Board)*

Share of the issuer's authorized capital: *0 percent*
Percentage of the issuer's common shares: *0 percent*
Number of the issuer's shares of each category (type), that this person may purchase by exercising rights to the issuer's options in his possession: *none*
Stake in the issuer's subsidiaries/associated companies: *none*
Percentage of common shares in the issuer's subsidiaries/associated companies: *none*
Number of shares in the issuer's subsidiaries/associated companies of each category (type), that this person may purchase as a result of exercising rights to options of subsidiaries/associated companies in his possession: *none*
Relationship to members of the issuer's management bodies and/or bodies supervising the issuer's financial and economic activity, if any: *no relationship*

Members of the Executive Board:
Ekaterina A. Lebedeva
Year of Birth: *1971*
Education: *Moscow Technological Institute of Light Industry*

Employment over the past 5 years:
Period: *1994 to 1999*
Organization: *Moscow Science and Technology Development Bank*
Scope of activity: *banking services*
Position: *Deputy Chief of the transaction accounting and processing department*

Period: *1999 to 2000*
Organization: *Sterkh-Expert Limited Liability Company*
Scope of activity: *real estate evaluation*
Position: *Deputy Director*

Period: *2000 to 2000*
Organization: *RosBusinessConsulting Closed Joint-Stock Company*
Scope of activity: *information services*
Position: *Head of project coordination department*

Period: *2001 to present time*
Organization: *RBC Holding Closed Joint-Stock Company*
Scope of activity: *development of information products*
Position: *General Director*

Period: *2003 to present time*
Organization: *RBC Engineering Closed Joint-Stock Company*
Scope of activity: *development of information products*
Position: *General Director*

Period: *2002 to 2003*
Organization: *RBC TV Closed Joint-Stock Company*
Scope of activity: *television broadcasting*
Position: *General Director*

Period: *2004 to present time*
Organization: *RBC Information Systems Open Joint-Stock Company*
Scope of activity: *development and marketing of information products*
Position: *member of the Executive Board*

Share of the issuer's authorized capital: *0.000000869565 percent*
Percentage of the issuer's common shares: *0.000000869565 percent*
Number of the issuer's shares of each category (type), that this person may purchase by exercising rights to the issuer's options in his possession: *none*
Stake in the issuer's subsidiaries/associated companies: *none*
Percentage of common shares in the issuer's subsidiaries/associated companies: *none*
Number of shares in the issuer's subsidiaries/associated companies of each category (type), that this person may purchase as a result of exercising rights to options of subsidiaries/associated companies in his possession: *none*
Relationship to members of the issuer's management bodies and/or bodies supervising the issuer's financial and economic activity, if any: *no relationship*

Artemy V. Inyutin
Year of birth: *1967*

Education: *Moscow State Institute of Radio Engineering, Electronics and Automation; Finance Academy under the Government of the Russian Federation*

Employment over the past 5 years:
Period: *1997 to 2000*
Organization: *MacPromBank Limited Liability Company*
Scope of activity: *banking services*
Position: *Head of the internal audit department*

Period: *2000 to 2000*
Organization: *RBC Center Limited Liability Company*
Scope of activity: *software development and marketing*
Position: *Senior Deputy General Director*

Period: *2000 to present time*
Organization: *RosBusinessConsulting Closed Joint-Stock Company*
Scope of activity: *information services*
Position: *General Director*

Period: *2003 to present time*
Organization: *RBC TV Closed Joint-Stock Company*
Scope of activity: *television broadcasting*
Position: *General Director*

Period: *2004 to present time*
Organization: *RBC Information Systems Open Joint-Stock Company*
Scope of activity: *development and marketing of information products*
Position: *member of the Executive Board*

Share of the issuer's authorized capital: *0.000000869565 percent*
Percentage of the issuer's common shares: *0.000000869565 percent*
Number of the issuer's shares of each category (type), that this person may purchase by exercising rights to the issuer's options in his possession: *none*
Stake in the issuer's subsidiaries/associated companies: *none*
Percentage of common shares in the issuer's subsidiaries/associated companies: *none*
Number of shares in the issuer's subsidiaries/associated companies of each category (type), that this person may purchase as a result of exercising rights to options of subsidiaries/associated companies in his possession: *none*
Relationship to members of the issuer's management bodies and/or bodies supervising the issuer's financial and economic activity, if any: *no relationship*

Alexey V. Kuzovkin
Year of birth: *1975*
Education: *Moscow Power Engineering Institute (Technical University)*

Employment over the past 5 years:
Period: *1998 to 2000*
Organization: *RosBusinessConsulting Closed Joint-Stock Company*
Scope of activity: *information services*
Position: *Head of the technical department*

Period: *2000 to 2001*
Organization: *RosBusinessConsulting Closed Joint-Stock Company*
Scope of activity: *information services*
Position: *Vice-President of IT*

Period: *2001 to present time*
Organization: ***RBC SOFT Closed Joint-Stock Company***
Scope of activity: ***software development and marketing***
Position: ***General Director***

Period: *2004 to present time*
Organization: ***RBC Information Systems Open Joint-Stock Company***
Scope of activity: ***development and marketing of information products***
Position: ***member of the Executive Board***

Share of the issuer's authorized capital: ***0.000000869565 percent***
Percentage of the issuer's common shares: ***0.000000869565 percent***
Number of the issuer's shares of each category (type), that this person may purchase by exercising rights to the issuer's options in his possession: ***none***
Stake in the issuer's subsidiaries/associated companies: ***none***
Percentage of common shares in the issuer's subsidiaries/associated companies: ***none***
Number of shares in the issuer's subsidiaries/associated companies of each category (type), that this person may purchase as a result of exercising rights to options of subsidiaries/associated companies in his possession: ***none***
Relationship to members of the issuer's management bodies and/or bodies supervising the issuer's financial and economic activity, if any: ***no relationship***

6.3. Information on the size of remuneration, privileges and/or reimbursement of expenses of each of the issuer's governing bodies

Remuneration payable to members of the Board of Directors for 2004:

Remuneration paid out for the last completed financial year:
Bonuses (in rubles): ***0***
Commission fees (in rubles): ***0***
Privileges and/or other compensations for expenses: ***0***
Other allocations paid out by the issuer for the last completed financial year (in rubles): ***0***
Total (in rubles): ***0***

Remuneration payable to members of the Executive Board:
Remuneration paid out for the last completed financial year:
Bonuses (in rubles): ***0***
Commission fees (in rubles): ***0***
Privileges and/or other compensations for expenses: ***0***
Other allocations paid out by the issuer for the last completed financial year (in rubles): ***272,000***
Total (in rubles): ***0***

Information on existing agreements with regard to allocations during the current financial year: ***no data available***

6.4. Information on the structure and authorities of bodies supervising the issuer's financial and economic activities

The body that controls the Company's financial and economic activities is the Audit and Compliance Committee.

The scope of authority of the Audit and Compliance Committee includes:

- *audits of the Company's financial records, accounting statements, reports of the Property Inventory Commission, and comparing the abovementioned documents with the data in the initial accounting report;*
- *analysis of the accuracy and completeness of accounting, tax, management and statistic*

accounting;

- *analysis of the Company's financial status, solvency, liquidity of assets, ratio of own to borrowed funds, net assets and authorized capital, as well as identification of reserves for the improvement of the Company's economic state, and working out recommendations for the Company's management bodies;*
- *audit of the timeliness and accuracy of payments to goods and services suppliers, payments to budget and non-budget funds, calculation and payment of dividends and interest on bonds, as well as of the settlement of other liabilities;*
- *verification of data to be included into the Company's annual reports, annual accounting statement, profit and loss statements (profit and loss accounts), distribution of profit, and reports for tax and statistics agencies and state authorities;*
- *audit of the competence of the Company's sole executive body to sign agreements on behalf of the Company;*
- *audit of the validity of the resolutions adopted by the Company's Board of Directors, sole executive body, and liquidation commission, as well as an audit of their compliance with the Company's Articles of Association and resolutions passed by the general shareholders' meeting;*
- *analysis of resolutions passed by the Company's general shareholders' meeting, as well as of their compliance with Russian law and the Company's Articles of Association.*

Information on the system of internal control over the issuer's financial and economic activity:

Availability of an internal audit service	An internal audit department has been established at the Company.
Period of operation	The department was established on August 11, 2003.
Key employees	Zoya M. Shilova Year of birth: 1953 Education: Moscow Institute of Economics and Statistics
Main responsibilities of the internal audit service	Internal auditing; Control over assets preservation; Analysis of economic and financial activities, evaluation of economic security of accounting and internal audit systems; Measures to prevent abuse, and special investigations; Assisting management bodies in the establishment of an internal audit system; Consultations and review of techniques; Participation in sphere-specific projects; Recommendations on the automation of business and tax accounting.
Subordination of the internal audit service	The internal audit department shall be accountable to the Company's financial director.
Cooperation between the internal audit service and the issuer's executive bodies	The internal audit department shall submit the results of the audits held and a report based on such results to the Financial Director.
Cooperation between the internal audit service and the issuer's Board of Directors (Supervisory Board)	The internal audit department shall hold internal audits of the Company's activity under the approved audit schedule as well as on the initiative of the Company's executive bodies and the Board of Directors. The financial director shall submit the reports of the internal audit department as well as a report on the work performed by the internal audit department to the Audit and Compliance Commission of the Board of Directors.
Cooperation between the issuer's internal audit department and the external	Prior to the auditor's review, the internal audit department shall check the readiness of the accounting department for the audit, as well as the completeness and integrity of accounting data. The issuer's external

auditor	auditor may send requests related to the Company's financial and economic activity to the Company's internal audit department.

Availability of the issuer's internal document establishing rules for the prevention of corporate (insider) information use: *RBC Employee's Manual (Chapter IV), confidentiality agreement signed by employees.*

6.5. Information on members of bodies controlling the issuer's financial and economic activity

Chairperson of the Commission:
Alexandra S. Savchenko
Year of birth: *1969*
Education: *Moscow Institute of Electronics and Mathematics*

Employment over the past 5 years:
Period: *1998 to 2000*
Organization: *MEGAKOR Limited Liability Company*
Scope of activity: *consulting services*
Position: *Chief Accountant*

Period: *2000 to 2001*
Organization: *RBC Center Limited Liability Company*
Scope of activity: *software development and sale*
Position: *Chief Accountant*

Period: *2001 to 2002*
Organization: *RBC Information Systems Open Joint-Stock Company*
Scope of activity: *development and sale of information products*
Position: *Chief Accountant*

Period: *2005 to 2005*
Organization: *RBC SOFT Closed Joint-Stock Company*
Scope of activity: *software development*
Position: *Chief Accountant*

Period: *2002 to present time*
Organization: *RBC Information Systems Open Joint-Stock Company*
Scope of activity: *development and sale of information products*
Position: *Deputy Financial Director*

Period: *2002 to present time*
Organization: *RBC Information Systems Open Joint-Stock Company*
Scope of activity: *development and sale of information products*
Position: *Chairperson of the Audit and Compliance Committee*

Share of the issuer's authorized capital: *0.000000869565 percent*
Percentage of the issuer's common shares: *0.000000869565 percent*
Number of the issuer's shares of each category (type), that this person may purchase as a result of exercising rights to the issuer's options in his possession: *none*
Stake in the issuer's subsidiaries/associated companies: *none*
Percentage of common shares in the issuer's subsidiaries/associated companies: *none*
Number of shares in the issuer's subsidiaries/associated companies of each category (type), that this person may purchase as a result of exercising rights to options of subsidiaries/associated companies in his possession: *none*

Relationship to members of the issuer's management bodies and/or bodies supervising the issuer's financial and economic activity, if any: ***no relationship***

Members of the Commission:
Tatyana A. Knyazeva
Year of birth: ***1954***
Education: ***Ordzhonikidze Moscow State Aviation Institute***

Employment over the past 5 years:
Period: ***1998 to 2001***
Organization: ***MEGAKOR Limited Liability Company***
Scope of activity: ***consulting services***
Position: ***Deputy Chief Accountant***

Period: ***2001 to 2002***
Organization: ***RBC Center Limited Liability Company***
Scope of activity: ***software development and sale***
Position: ***Deputy Chief Accountant***

Period: ***2002 to present time***
Organization: ***RosBusinessConsulting Closed Joint-Stock Company***
Scope of activity: ***information services***
Position: ***Chief Accountant***

Period: ***2002 to present time***
Organization: ***RBC Information Systems Open Joint-Stock Company***
Scope of activity: ***development and sale of information products***
Position: ***member of the Audit and Compliance Commission***

Share of the issuer's authorized capital: ***0.000000869565 percent***
Percentage of the issuer's common shares: ***0.000000869565 percent***
Number of the issuer's shares of each category (type), that this person may purchase as a result of exercising rights to the issuer's options in his possession: ***none***
Stake in the issuer's subsidiaries/associated companies: ***none***
Percentage of common shares in the issuer's subsidiaries/associated companies: ***none***
Number of shares in the issuer's subsidiaries/associated companies of each category (type), that this person may purchase as a result of exercising rights to options of subsidiaries/associated companies in his possession: ***none***
Relationship to members of the issuer's management bodies and/or bodies supervising the issuer's financial and economic activity, if any: ***no relationship***

Elena G. Ashitko
Year of birth: ***1974***
Education: ***Moscow Institute of Economics and Statistics***

Employment over the past 5 years:
Period: ***1997 to 2001***
Organization: ***Suena Internet Technologies***
Scope of activity: ***software development and sale***
Position: ***Chief Accountant***

Period: ***2001 to 2005***
Organization: ***RBC Center Limited Liability Company***
Scope of activity: ***software development and sale***
Position: ***Chief Accountant***

Period: ***2005 to present time***

Organization: *RBC Center Limited Liability Company*
Scope of activity: *software development and sale*
Position: *Director of Economics*

Share of the issuer's authorized capital: *0.000000869565 percent*
Percentage of the issuer's common shares: *0,000000869565 percent*
Number of the issuer's shares of each category (type), that this person may purchase as a result of exercising rights to the issuer's options in his possession: *none*
Stake in the issuer's subsidiaries/associated companies: *none*
Percentage of common shares in the issuer's subsidiaries/associated companies: *none*
Number of shares in the issuer's subsidiaries/associated companies of each category (type), that this person may purchase as a result of exercising rights to options of subsidiaries/associated companies in his possession: *none*
Relationship to members of the issuer's management bodies and/or bodies supervising the issuer's financial and economic activity, if any: *no relationship*

6.6. Information on the size of remuneration, privileges and/or reimbursement of expenses to the body supervising the issuer's financial and economic activity

Remunerations to members of the Audit and Compliance Commission for 2004:

Remunerations paid out for the last completed financial year:
Bonuses (in rubles): *0*
Commission fees (in rubles): *0*
Privileges and/or other reimbursement of expenses: *0*
Other allocations paid out by the issuer for the last completed financial year (in rubles): *0*
Total (in rubles): *0*

Information on existing agreements on allocations during the current financial year: *no data available.*

6.7. Data on the number and general data on the educational level and structure of the issuer's employees (workers), as well as on changes in the number of the issuer's employees (workers)

Index	2000	2001	2002	2003	2004	Q1 of 2005
Average number of workers, including those holding more than one position and working under contractor agreements.	-	*43*	*100*	*110*	*175*	*160*
Share of the issuer's employees with higher professional education, percent	*0*	*75*	*70*	*65.7*	*66.7*	*66.7*
Monetary funds spent on remunerations, '000 rubles	-	-	*1,865*	*2,589*	*2,821*	*682*
Monetary funds spent on social security, '000 rubles	-	-	*666*	*888*	*140*	*46*
Total monetary funds spent, '000 rubles	-	-	*2,531*	*3,477*	*2,961*	*728*

Changes in the number of employees over the period under report were insignificant.

Employees exercising a considerable impact on the issuer's financial and economic activity (key employees): ***none.***

No trade union has been established at the issuer.

6.8. Information on any of the issuer's commitments to employees (workers) with regard to an opportunity for them to participate in the issuer's authorized (share) capital (investment fund)

The issuer does not have any such agreements or commitments. The issuer is planning to offer options to its employees.

VII. Information on the issuer's members (shareholders) and on related party transactions

7.1. Information on the issuer's overall number of shareholders (members)

The number of parties registered in the issuer's shareholder registry as of the date of approval of the securities prospectus is 595, including 8 nominee shareholders. According to the issuer, the number of shareholders totals 1,278.

7.2. Information on the issuer's members (shareholders), who own at least 5 percent of the authorized (share) capital (share fund) or at least 5 percent of the issuer's common shares, and information on members (shareholders) of such parties, who own at least 20 percent of the authorized (share) capital (share fund) or at least 20 percent of their common shares.

Dmitry G. Belik
Taxpayer's ID: *773412103406*
Stake in the issuer's authorized capital: *19.37%*
Percentage of the issuer's common shares: *19.37 %*

Alexander M. Morgulchik
Taxpayer's ID: *772815710909*
Stake in the issuer's authorized capital: *19.17 %*
Percentage of the issuer's common shares: *19.17 %*

German V. Kaplun
Taxpayer's ID: *772815961902*
Stake in the issuer's authorized capital: *13.43 %*
Percentage of the issuer's common shares: *13.43 %*

Name: *THE BANK OF NEW YORK INTERNATIONAL NOMINEES*
Location: *One Wall Street, New York, N.Y. 10286 USA*
Stake in the issuer's authorized capital: *10.21 %*
Stake of the issuer's common shares: *10.21 %*

Shareholders (members) who own at least 25 percent of the authorized capital of the issuer's shareholder (member):
None

7.3. Information on the government's or municipality's interest in the issuer's authorized (share) capital (share fund) and on the presence of the 'golden share' special right

The stake in the issuer's authorized (share) capital (share fund) owned by the government (federal or of a Russian region) or a municipality: *no such stake exists*
Full corporate name (for legal entities – commercial organizations) or name (for legal entities – non-commercial organizations), location or full name of an individual managing the stake or municipal stake of shares as well as parties that perform the functions of the issuer's member (shareholder) on behalf of the Russian Federation, a Russian region or a municipal unit: *no such parties exist*
The special right of the Russian Federation, Russian regions or municipal units to take part in the issuer's (joint stock company) management (golden share); the validity term of the special right (golden share): *not provided for.*

7.4. Information on the limitations on having interest in the issuer's authorized (share) capital stock (share fund)

The issuer's Articles of Association does not provide for such limitations

7.5. Information on changes in the composition and interest of the issuer's shareholders (members) who own at least 5 percent of the authorized capital or at least 5 percent of the issuer's common shares

The issuer has not issued preferred shares and therefore, a stake in the authorized capital stock is equal to the number of common shares

The date on which the list of parties entitled to participate in every general shareholders meeting held from 2000 to 2004 was made	Liya S. Khmelnitskaya	Natalia N. Rudenko	German V. Kaplun	Alexander M. Morgulchik	Dmitry G. Belik	NAM HOLDINGS LIMITED
18.08.2000	50%	50%				
23.12.2000	50%	50%				
12.01.2001			32.74%	32.74%	32.86%	
12.03.2001			32.74%	32.74%	32.86%	
14.08.2001			32.74%	32.74%	32.86%	
03.09.2001			32.74%	32.74%	32.86%	
06.09.2001			32.74%	32.74%	32.86%	
06.09.2001			32.74%	32.74%	32.86%	
06.09.2001			32.74%	32.74%	32.86%	
06.09.2001			32.74%	32.74%	32.86%	
21.09.2001			32.74%	32.74%	32.86%	
01.11.2001			32.74%	32.74%	32.86%	
11.11.2001			32.74%	32.74%	32.86%	
08.01.2002			31.23%	31.23%	31.23%	
05.02.2002			31.23%	31.23%	31.23%	
05.02.2002			31.23%	31.23%	31.23%	
20.05.2002			26.23%	26.23%	26.23%	5.92%
17.04.2003			25.04%	25.04%	25.04%	7.15%
27.10.2003			24.06%	24.16%	24.16%	
21.04.2004			23.78%	23.88%	23.78%	
06.05.2005			13.43%	19.17%	19.37%	

7.6. Information on the issuer's related party transactions

	2000	2001	2002	2003	2004
Amount of related party transactions,	-	349 690 rubles	76 008 316 rubles	434 000 040 rubles	1 056 234 410 rubles
of which:					
approved by the Board of Directors	-	600 rubles	8 316 rubles	-	-
approved by General Shareholders Meeting	-	349 090 rubles	76 000 000 rubles	434 000 040 rubles	1 056 234 410 rubles

Deals, the cost of which amounts to 5 or more percent of the balance value of the issuer's assets, determined according to its accounting statements as of the last reporting date prior to the completion of the deal:

Deal completion date: September 27, 2001.

Subject and other important terms of the deal: acquisition of 100% of shares in RosBusinessConsulting Publishing House Closed Joint-Stock Company

Parties to the deal: Buyer – RBC Information Systems OJSC; Seller – SK GARANT CJSC

The full and short corporate names of the legal entity or the full name of the individual recognized, in accordance with the legislation of the Russian Federation, as a related party to the deal: German V. Kaplun.
The basis on which this person is recognized as a related party to the completion of the given deal: German V. Kaplun owned 32.74% of the issuer's shares and 34% of shares in SK GARANT CJSC.
The full and short corporate names of the legal entity or the full name of the individual recognized, in accordance with the legislation of the Russian Federation, as a related party to the deal: Alexander M. Morgulchik.
The basis on which this person is recognized as a related party to the completion of the given deal: Alexander M. Morgulchik owned 32.74% of the issuer's shares and 32% of shares in SK GARANT CJSC.
The full and short corporate names of the legal entity or the full name of the individual recognized, in accordance with the legislation of the Russian Federation, as a related party to the deal: Dmitry G. Belik.
The basis on which this person is recognized as a related party to the completion of the given deal: Dmitry G. Belik owned 32.86% of the issuer's shares and 32% of shares in SK GARANT CJSC.

The deal's volume (to be specified in money terms and as a percentage of the balance value of the issuer's assets as of the end date of the last completed reporting period prior to the close of the deal and as a percentage of the common shares offered prior to the close of the deal, and of the common shares, into which the convertible-to-shares securities placed prior to the close of the deal can be converted, in the event that the deal, or a group of interrelated deals, is an offering or sale of common shares): 8,400 (eight thousand four hundred) rubles zero kopecks, which corresponds to 10.12% of the balance value of the issuer's assets as of July 1, 2001.
Deadline for fulfilling the deal's obligations and information on the fulfillment of the given obligations: the deal's obligations have been fulfilled.
The issuer's governing body that decided to approve the deal; the date when this decision was made (date of composing the minutes and the No. of the minutes): General shareholders meeting, Minutes No. 1 dated September 26, 2001.

Other information on the deal provided at the issuer's own discretion: no such information.

Deal completion date: September 28, 2001

Subject and other important terms of the deal: acquisition of 100% of shares in RBC Center LLC.
Parties to the deal: Buyer – RBC Information Systems OJSC; Seller – SK GARANT CJSC
The full and short corporate names of the legal entity or the full name of the individual recognized, in accordance with the legislation of the Russian Federation, as a related party to the deal: German V. Kaplun.
The basis on which this person is recognized as a related party to the completion of the given deal: German V. Kaplun owned 32.74% of the issuer's shares and 34% of shares in SK GARANT CJSC.
The full and short corporate names of the legal entity or the full name of the individual recognized, in accordance with the legislation of the Russian Federation, as a related party to the deal: Alexander M. Morgulchik.
The basis on which this person is recognized as a related party to the completion of the given deal: Alexander M. Morgulchik owned 32.74% of the issuer's shares and 32% of shares in SK GARANT CJSC.
The full and short corporate names of the legal entity or the full name of the individual recognized, in accordance with the legislation of the Russian Federation, as a related party to the deal: Dmitry G. Belik.
The basis on which this person is recognized as a related party to the completion of the given deal: Dmitry G. Belik owned 32.86% of the issuer's shares and 32% of shares in SK GARANT CJSC.

The deal's volume (to be specified in money terms and as a percentage of the balance value of the issuer's assets as of the end date of the last completed reporting period prior to the close of the deal and as a percentage of the common shares offered prior to the close of the deal, and of the common shares, into which the convertible-to-shares securities placed prior to the close of the deal can be converted, in

the event that the deal, or a group of interrelated deals, is an offering or sale of common shares): 8,400 (eight thousand four hundred) rubles zero kopecks, which corresponds to 10.12% of the balance value of the issuer's assets as of July 1, 2001.

Deadline for fulfilling the deal's obligations and information on the fulfillment of the given obligations: the deal's obligations have been fulfilled.
The issuer's governing body that decided to approve the deal; the date when this decision was made (date of composing the minutes and the No. of the minutes): General shareholders meeting, Minutes No. 2 dated September 27, 2001.

Other information on the deal provided at the issuer's own discretion: no such information.

Deal completion date: September 28, 2001
Subject and other important terms of the deal: acquisition of 108 (one hundred and eight) common registered non-documentary shares in RosBusinessConsulting OJSC at a par value of 100 (one hundred) rubles each.
Parties to the deal: Buyer – RBC Information Systems OJSC; Seller – German V. Kaplun.
The full and short corporate names of the legal entity or the full name of the individual recognized, in accordance with the legislation of the Russian Federation, as a related party to the deal: German V. Kaplun.
The basis on which this person is recognized as a related party to the completion of the given deal: German V. Kaplun owned 32.74% of the issuer's shares and he was the Chairman of the issuer's Board of Directors.

The deal's volume (to be specified in money terms and as a percentage of the balance value of the issuer's assets as of the end date of the last completed reporting period prior to the close of the deal and as a percentage of the common shares offered prior to the close of the deal, and of the common shares, into which the convertible-to-shares securities placed prior to the close of the deal can be converted, in the event that the deal, or a group of interrelated deals, is an offering or sale of common shares): 10,800 (ten thousand eight hundred) rubles zero kopecks, which corresponds to 13.01 percent of the balance value of the issuer's assets as of July 1, 2001.

Deadline for fulfilling the deal's obligations and information on the fulfillment of the given obligations: the deal's obligations have been fulfilled.
The issuer's governing body that decided to approve the deal; the date when this decision was made (date of composing the minutes and the No. of the minutes): General shareholders meeting, Minutes No. 3 dated September 28, 2001.
Other information on the deal provided at the issuer's own discretion: no such information.

Deal completion date: September 28, 2001
Subject and other important terms of the deal: acquisition of 107 (one hundred and seven) common registered non-documentary shares in RosBusinessConsulting OJSC at a par value of 100 (one hundred) rubles each.
Parties to the deal: Buyer – RBC Information Systems OJSC; Seller – Alexander M. Morgulchik.
The full and short corporate names of the legal entity or the full name of the individual recognized, in accordance with the legislation of the Russian Federation, as a related party to the deal: Alexander M. Morgulchik.
The basis on which this person is recognized as a related party to the completion of the given deal: Alexander M. Morgulchik owned 32.74% of the issuer's shares and he was a member of the issuer's Board of Directors.

The deal's volume (to be specified in money terms and as a percentage of the balance value of the issuer's assets as of the end date of the last completed reporting period prior to the close of the deal and as a percentage of the common shares offered prior to the close of the deal, and of the common shares, into which the convertible-to-shares securities placed prior to the close of the deal can be converted, in the event that the deal, or a group of interrelated deals, is an offering or sale of common shares):

10,700 (ten thousand seven hundred) rubles zero kopecks, which corresponds to 12.89 percent of the balance value of the issuer's assets as of July 1, 2001.

Deadline for fulfilling the deal's obligations and information on the fulfillment of the given obligations: the deal's obligations have been fulfilled.
The issuer's governing body that decided to approve the deal; the date when this decision was made (date of composing the minutes and the No. of the minutes): General shareholders meeting, Minutes No. 3 dated September 28, 2001.
Other information on the deal provided at the issuer's own discretion: no such information.

Deal completion date: September 28, 2001
Subject and other important terms of the deal: acquisition of 107 (one hundred and seven) common registered non-documentary shares in RosBusinessConsulting OJSC at a par value of 100 (one hundred) rubles each.
Parties to the deal: Buyer – RBC Information Systems OJSC; Seller – Dmitry G. Belik.
The full and short corporate names of the legal entity or the full name of the individual recognized, in accordance with the legislation of the Russian Federation, as a related party to the deal: Dmitry G. Belik.

The basis on which this person is recognized as a related party to the completion of the given deal: Dmitry G. Belik owned 32.86% of the issuer's shares and he was a member of the issuer's Board of Directors.

The deal's volume (to be specified in money terms and as a percentage of the balance value of the issuer's assets as of the end date of the last completed reporting period prior to the close of the deal and as a percentage of the common shares offered prior to the close of the deal, and of the common shares, into which the convertible-to-shares securities placed prior to the close of the deal can be converted, in the event that the deal, or a group of interrelated deals, is an offering or sale of common shares): 10,700 (ten thousand seven hundred) rubles zero kopecks, which corresponds to 12.89 percent of the balance value of the issuer's assets as of July 1, 2001.

Deadline for fulfilling the deal's obligations and information on the fulfillment of the given obligations: the deal's obligations have been fulfilled.
The issuer's governing body that decided to approve the deal; the date when this decision was made (date of composing the minutes and the No. of the minutes): General shareholders meeting, Minutes No. 3 dated September 28, 2001.
Other information on the deal provided at the issuer's own discretion: no such information.

Deal completion date: September 28, 2001
Subject and other important terms of the deal: acquisition of 9,834 (nine thousand eight hundred and thirty-four) common registered non-documentary shares in RBC Holding OJSC at a par value of 10 (ten) rubles each.

Parties to the deal: Buyer – RBC Information Systems OJSC; Seller – German V. Kaplun.
The full and short corporate names of the legal entity or the full name of the individual recognized, in accordance with the legislation of the Russian Federation, as a related party to the deal: German V. Kaplun.

The basis on which this person is recognized as a related party to the completion of the given deal: German V. Kaplun owned 32.74% of the issuer's shares and he was the Chairman of the issuer's Board of Directors.

The deal's volume (to be specified in money terms and as a percentage of the balance value of the issuer's assets as of the end date of the last completed reporting period prior to the close of the deal and as a percentage of the common shares offered prior to the close of the deal, and of the common shares, into which the convertible-to-shares securities placed prior to the close of the deal can be converted, in the event that the deal, or a group of interrelated deals, is an offering or sale of common shares):

98,340 (ninety-eight thousand three hundred and forty) rubles zero kopecks, which corresponds to 118% of the balance value of the issuer's assets as of July 1, 2001.

Deadline for fulfilling the deal's obligations and information on the fulfillment of the given obligations: the deal's obligations have been fulfilled.
The issuer's governing body that decided to approve the deal; the date when this decision was made (date of composing the minutes and the No. of the minutes): General shareholders meeting, Minutes No. 4 dated September 28, 2001.
Other information on the deal provided at the issuer's own discretion: no such information.

Deal completion date: September 28, 2001
Subject and other important terms of the deal: acquisition of 9,834 (nine thousand eight hundred and thirty-four) common registered non-documentary shares in RBC Holding OJSC at a par value of 10 (ten) rubles each.
Parties to the deal: Buyer – RBC Information Systems OJSC; Seller – Alexander M. Morgulchik.
The full and short corporate names of the legal entity or the full name of the individual recognized, in accordance with the legislation of the Russian Federation, as a related party to the deal: Alexander M. Morgulchik.

The basis on which this person is recognized as a related party to the completion of the given deal: Alexander M. Morgulchik owned 32.74% of the issuer's shares and he was a member of the issuer's Board of Directors.

The deal's volume (to be specified in money terms and as a percentage of the balance value of the issuer's assets as of the end date of the last completed reporting period prior to the close of the deal and as a percentage of the common shares offered prior to the close of the deal, and of the common shares, into which the convertible-to-shares securities placed prior to the close of the deal can be converted, in the event that the deal, or a group of interrelated deals, is an offering or sale of common shares): 98,340 (ninety-eight thousand three hundred and forty) rubles zero kopecks, which corresponds to 118% of the balance value of the issuer's assets as of July 1, 2001.

Deadline for fulfilling the deal's obligations and information on the fulfillment of the given obligations: the deal's obligations have been fulfilled.
The issuer's governing body that decided to approve the deal; the date when this decision was made (date of composing the minutes and the No. of the minutes): General shareholders meeting, Minutes No. 4 dated September 28, 2001.
Other information on the deal provided at the issuer's own discretion: no such information.

Deal completion date: September 28, 2001
Subject and other important terms of the deal: acquisition of 9,834 (nine thousand eight hundred and thirty-four) common registered non-documentary shares in RBC Holding OJSC at a par value of 10 (ten) rubles each.

Parties to the deal: Buyer – RBC Information Systems OJSC; Seller – Dmitry G. Belik.
The full and short corporate names of the legal entity or the full name of the individual recognized, in accordance with the legislation of the Russian Federation, as a related party to the deal: Dmitry G. Belik.

The basis on which this person is recognized as a related party to the completion of the given deal: Dmitry G. Belik owned 32.86% of the issuer's shares and he was a member of the issuer's Board of Directors.

The deal's volume (to be specified in money terms and as a percentage of the balance value of the issuer's assets as of the end date of the last completed reporting period prior to the close of the deal and as a percentage of the common shares offered prior to the close of the deal, and of the common shares, into which the convertible-to-shares securities placed prior to the close of the deal can be converted, in the event that the deal, or a group of interrelated deals, is an offering or sale of common shares):

98,340 (ninety-eight thousand three hundred and forty) rubles zero kopecks, which corresponds to 118% of the balance value of the issuer's assets as of July 1, 2001.

Deadline for fulfilling the deal's obligations and information on the fulfillment of the given obligations: the deal's obligations have been fulfilled.
The issuer's governing body that decided to approve the deal; the date when this decision was made (date of composing the minutes and the No. of the minutes): General shareholders meeting, Minutes No. 4 dated September 28, 2001.
Other information on the deal provided at the issuer's own discretion: no such information.

Deal completion date: February 3, 2003
Subject and other important terms of the deal: acquisition of 9,000 (nine thousand) common registered non-documentary shares in RBC TV CJSC at a par value of 10 (ten) rubles each and at an offering price of 35,555.56 (thirty-five thousand five hundred and fifty five rubles fifty-six kopecks) each.

Parties to the deal: Buyer – RBC Information Systems OJSC; Seller – RBC TV CJSC
The full and short corporate names of the legal entity or the full name of the individual recognized, in accordance with the legislation of the Russian Federation, as a related party to the deal: German V. Kaplun, Alexander M. Morgulchik, Dmitry G. Belik, Oleg A. Dyatlov, Sergey Y. Lukin, Ekaterina A. Lebedeva, Leonid A. Khazan, Givi M. Topchishvili, Yuri P. Mostovoy, Michael Hammond, Hans-Joerg Rudloff, Neil Osborn.

The basis on which these persons are recognized as related parties to the completion of the given deal: the aforesaid parties have been recognized as related parties because they were members of the issuer's Board of Directors and their affiliated persons were party to the deal.

The full and short corporate names of the legal entity or the full name of the individual recognized, in accordance with the legislation of the Russian Federation, as a related party to the deal: Yury A. Rovensky.

The basis on which this person is recognized as a related party to the completion of the given deal: this party has been recognized as a related party because he was the issuer's General Director and his affiliated persons were party to the deal.

The deal's volume (to be specified in money terms and as a percentage of the balance value of the issuer's assets as of the end date of the last completed reporting period prior to the close of the deal and as a percentage of the common shares offered prior to the close of the deal, and of the common shares, into which the convertible-to-shares securities placed prior to the close of the deal can be converted, in the event that the deal, or a group of interrelated deals, is an offering or sale of common shares): 320,000,040 (three hundred million and forty) rubles zero kopecks, which corresponds to 57.06% of the balance value of the issuer's assets as of December 31, 2002.

Deadline for fulfilling the deal's obligations and information on the fulfillment of the given obligations: the deal's obligations have been fulfilled.
The issuer's governing body that decided to approve the deal; the date when this decision was made (date of composing the minutes and the No. of the minutes): General shareholders meeting, Minutes No. 13 dated June 03, 2003 (the deal was preliminarily approved by the Board of Directors on November 13, 2002, Minutes No. 18).
Other information on the deal provided at the issuer's own discretion: no such information.

Deal completion date: December 30, 2002
Subject and other important terms of the deal: allocation of a loan by the issuer to RBC Publishing House CJSC.

Parties to the deal: Lender – RBC Information Systems OJSC; Borrower – RBC Publishing House CJSC

The full and short corporate names of the legal entity or the full name of the individual recognized, in accordance with the legislation of the Russian Federation, as a related party to the deal: German V. Kaplun, Alexander M. Morgulchik, Dmitry G. Belik, Oleg A. Dyatlov, Sergey Y. Lukin, Ekaterina A. Lebedeva, Leonid A. Khazan, Givi M. Topchishvili, Yuri P. Mostovoy, Michael Hammond, Hans-Joerg Rudloff, Neil Osborn.

The basis on which these persons are recognized as related parties to the completion of the given deal: the aforesaid parties have been recognized as related parties because they were members of the issuer's Board of Directors and their affiliated persons were party to the deal.

The full and short corporate names of the legal entity or the full name of the individual recognized, in accordance with the legislation of the Russian Federation, as a related party to the deal: Yury A. Rovensky.

The basis on which this person is recognized as a related party to the completion of the given deal: this party has been recognized as a related party because he was the issuer's General Director and his affiliated persons were party to the deal.

The deal's volume (to be specified in money terms and as a percentage of the balance value of the issuer's assets as of the end date of the last completed reporting period prior to the close of the deal and as a percentage of the common shares offered prior to the close of the deal, and of the common shares, into which the convertible-to-shares securities placed prior to the close of the deal can be converted, in the event that the deal, or a group of interrelated deals, is an offering or sale of common shares): 76,000,000 (seventy-six million) rubles zero kopecks, which corresponds to 13.96% of the balance value of the issuer's assets as of October 1, 2002.

Deadline for fulfilling the deal's obligations and information on the fulfillment of the given obligations: the deal's obligations have been fulfilled.
The issuer's governing body that decided to approve the deal; the date when this decision was made (date of composing the minutes and the No. of the minutes): General shareholders meeting, Minutes No. 13 dated June 03, 2003.
Other information on the deal provided at the issuer's own discretion: the loan's annual interest rate is 6%.

Deal completion date: February 3, 2003
Subject and other important terms of the deal: allocation of a loan by the issuer to RBC Publishing House CJSC .
Parties to the deal: Lender – RBC Information Systems OJSC; Borrower – RBC Publishing House CJSC

The full and short corporate names of the legal entity or the full name of the individual recognized, in accordance with the legislation of the Russian Federation, as a related party to the deal: German V. Kaplun, Alexander M. Morgulchik, Dmitry G. Belik, Oleg A. Dyatlov, Sergey Y. Lukin, Ekaterina A. Lebedeva, Leonid A. Khazan, Givi M. Topchishvili, Yuri P. Mostovoy, Michael Hammond, Hans-Joerg Rudloff, Neil Osborn.

The basis on which these persons are recognized as related parties to the completion of the given deal: the aforesaid parties have been recognized as related parties because they were members of the issuer's Board of Directors and their affiliated persons were party to the deal.

The full and short corporate names of the legal entity or the full name of the individual recognized, in accordance with the legislation of the Russian Federation, as a related party to the deal: Yury A. Rovensky.

The basis on which this person is recognized as a related party to the completion of the given deal: this party has been recognized as a related party because he was the issuer's General Director and his affiliated persons were party to the deal.

The deal's volume (to be specified in money terms and as a percentage of the balance value of the issuer's assets as of the end date of the last completed reporting period prior to the close of the deal and as a percentage of the common shares offered prior to the close of the deal, and of the common shares, into which the convertible-to-shares securities placed prior to the close of the deal can be converted, in the event that the deal, or a group of interrelated deals, is an offering or sale of common shares): 114,000,000 (one hundred and fourteen million) rubles zero kopecks, which corresponds to 20.33% of the balance value of the issuer's assets as of December 31, 2002.

Deadline for fulfilling the deal's obligations and information on the fulfillment of the given obligations: the deal's obligations have been fulfilled.
The issuer's governing body that decided to approve the deal; the date when this decision was made (date of composing the minutes and the No. of the minutes): General shareholders meeting, Minutes No. 13 dated June 03, 2003.
Other information on the deal provided at the issuer's own discretion: the loan's annual interest rate is 6%.

Deal completion date: November 26, 2003
Subject and other important terms of the deal: allocation of a loan by the issuer to RBC Investments (Cyprus) Ltd.
Parties to the deal: Lender – RBC Information Systems OJSC; Borrower – RBC Investments (Cyprus) Ltd.

The full and short corporate names of the legal entity or the full name of the individual recognized, in accordance with the legislation of the Russian Federation, as a related party to the deal: German V. Kaplun, Alexander M. Morgulchik, Dmitry G. Belik, Oleg A. Dyatlov, Sergey Y. Lukin, Ekaterina A. Lebedeva, Leonid A. Khazan, Givi M. Topchishvili, Yuri P. Mostovoy, Michael Hammond, Hans-Joerg Rudloff, Neil Osborn.

The basis on which these persons are recognized as related parties to the completion of the given deal: the aforesaid parties have been recognized as related parties because they were members of the issuer's Board of Directors and their affiliated persons were party to the deal.

The full and short corporate names of the legal entity or the full name of the individual recognized, in accordance with the legislation of the Russian Federation, as a related party to the deal: Yury A. Rovensky.

The basis on which this person is recognized as a related party to the completion of the given deal: this party has been recognized as a related party because he was the issuer's General Director and his affiliated persons were party to the deal.

The deal's volume (to be specified in money terms and as a percentage of the balance value of the issuer's assets as of the end date of the last completed reporting period prior to the close of the deal and as a percentage of the common shares offered prior to the close of the deal, and of the common shares, into which the convertible-to-shares securities placed prior to the close of the deal can be converted, in the event that the deal, or a group of interrelated deals, is an offering or sale of common shares): 117,500,000 (one hundred and seventeen million five hundred thousand) rubles zero kopecks, which corresponds to 20.89% of the balance value of the issuer's assets as of September 30, 2003.

Deadline for fulfilling the deal's obligations and information on the fulfillment of the given obligations: the deal's obligations have been fulfilled.
The issuer's governing body that decided to approve the deal; the date when this decision was made (date of composing the minutes and the No. of the minutes): General shareholders meeting, Minutes No.15 dated June 16, 2004.

Other information on the deal provided at the issuer's own discretion: the loan's annual interest rate is 1%.

Deal completion date: June 10, 2004
Subject and other important terms of the deal: allocation of a loan by the issuer to RBC SOFT CJSC.
Parties to the deal: Lender – RBC Information Systems OJSC; Borrower – RBC SOFT CJSC.

The full and short corporate names of the legal entity or the full name of the individual recognized, in accordance with the legislation of the Russian Federation, as a related party to the deal: German V. Kaplun, Oleg A. Dyatlov, Sergey Y. Lukin, Ekaterina A. Lebedeva, Leonid A. Khazan, Givi M. Topchishvili, Yuri P. Mostovoy, Michael Hammond, Hans-Joerg Rudloff, Neil Osborn.

The basis on which these persons are recognized as related parties to the completion of the given deal: the aforesaid parties have been recognized as related parties because they were members of the issuer's Board of Directors and their affiliated persons were party to the deal.

The full and short corporate names of the legal entity or the full name of the individual recognized, in accordance with the legislation of the Russian Federation, as a related party to the deal: Yury A. Rovensky.

The basis on which this person is recognized as a related party to the completion of the given deal: this party has been recognized as a related party because he was the issuer's General Director and his affiliated persons were party to the deal.

The full and short corporate names of the legal entity or the full name of the individual recognized, in accordance with the legislation of the Russian Federation, as a related party to the deal: Artemiy V. Inyutin, Alexei V. Kuzovkin, Ekaterina A. Lebedeva.

The basis on which these persons are recognized as related parties to the completion of the given deal: the aforesaid parties have been recognized as related parties because they were members of the issuer's collegial executive body and their affiliated persons were party to the deal.

The deal's volume (to be specified in money terms and as a percentage of the balance value of the issuer's assets as of the end date of the last completed reporting period prior to the close of the deal and as a percentage of the common shares offered prior to the close of the deal, and of the common shares, into which the convertible-to-shares securities placed prior to the close of the deal can be converted, in the event that the deal, or a group of interrelated deals, is an offering or sale of common shares): 87,135,000 (eighty-seven million one hundred and thirty-five thousand) rubles zero kopecks, which corresponds to 13.24% of the balance value of the issuer's assets as of March 31, 2004.

Deadline for fulfilling the deal's obligations and information on the fulfillment of the given obligations: the deal's obligations have been fulfilled.
The issuer's governing body that decided to approve the deal; the date when this decision was made (date of composing the minutes and the No. of the minutes): General shareholders meeting, Minutes No.16 dated July 6, 2005.
Other information on the deal provided at the issuer's own discretion: the loan's annual interest rate is 6%.

Deal completion date: June 11, 2004.
Subject and other important terms of the deal: allocation of a loan by the issuer to RBC Publishing LLC.
Parties to the deal: Lender – RBC Information Systems OJSC; Borrower – RBC Publishing LLC.

The full and short corporate names of the legal entity or the full name of the individual recognized, in accordance with the legislation of the Russian Federation, as a related party to the deal: German V. Kaplun, Oleg A. Dyatlov, Sergey Y. Lukin, Ekaterina A. Lebedeva, Leonid A. Khazan, Givi M. Topchishvili, Yuri P. Mostovoy, Michael Hammond, Hans-Joerg Rudloff, Neil Osborn.

The basis on which these persons are recognized as related parties to the completion of the given deal: the aforesaid parties have been recognized as related parties because they were members of the issuer's Board of Directors and their affiliated persons were party to the deal.

The full and short corporate names of the legal entity or the full name of the individual recognized, in accordance with the legislation of the Russian Federation, as a related party to the deal: Yury A. Rovensky.

The basis on which this person is recognized as a related party to the completion of the given deal: this party has been recognized as a related party because he was the issuer's General Director and his affiliated persons were party to the deal.
The full and short corporate names of the legal entity or the full name of the individual recognized, in accordance with the legislation of the Russian Federation, as a related party to the deal: Artemiy V. Inyutin, Alexei V. Kuzovkin, Ekaterina A. Lebedeva.

The basis on which these persons are recognized as related parties to the completion of the given deal: the aforesaid parties have been recognized as related parties because they were members of the issuer's collegial executive body and their affiliated persons were party to the deal.

The deal's volume (to be specified in money terms and as a percentage of the balance value of the issuer's assets as of the end date of the last completed reporting period prior to the close of the deal and as a percentage of the common shares offered prior to the close of the deal, and of the common shares, into which the convertible-to-shares securities placed prior to the close of the deal can be converted, in the event that the deal, or a group of interrelated deals, is an offering or sale of common shares): 75,250,000 (seventy-five million two hundred and fifty thousand) rubles zero kopecks, which corresponds to 11.44% of the balance value of the issuer's assets as of March 31, 2004.

Deadline for fulfilling the deal's obligations and information on the fulfillment of the given obligations: the deal's obligations have been fulfilled.
The issuer's governing body that decided to approve the deal; the date when this decision was made (date of composing the minutes and the No. of the minutes): General shareholders meeting, Minutes No.16 dated July 6, 2005.
Other information on the deal provided at the issuer's own discretion: the loan's annual interest rate is 6%.

Deal completion date: September 7, 2004.
Subject and other important terms of the deal: allocation of a loan by the issuer to RosBusinessConsulting CJSC.
Parties to the deal: Lender – RBC Information Systems OJSC; Borrower – RosBusinessConsulting CJSC.

The full and short corporate names of the legal entity or the full name of the individual recognized, in accordance with the legislation of the Russian Federation, as a related party to the deal: German V. Kaplun, Oleg A. Dyatlov, Sergey Y. Lukin, Ekaterina A. Lebedeva, Leonid A. Khazan, Givi M. Topchishvili, Yuri P. Mostovoy, Michael Hammond, Hans-Joerg Rudloff, Neil Osborn.

The basis on which these persons are recognized as related parties to the completion of the given deal: the aforesaid parties have been recognized as related parties because they were members of the issuer's Board of Directors and their affiliated persons were party to the deal.

The full and short corporate names of the legal entity or the full name of the individual recognized, in accordance with the legislation of the Russian Federation, as a related party to the deal: Yury A. Rovensky.

The basis on which this person is recognized as a related party to the completion of the given deal: this party has been recognized as a related party because he was the issuer's General Director and his affiliated persons were party to the deal.

The full and short corporate names of the legal entity or the full name of the individual recognized, in accordance with the legislation of the Russian Federation, as a related party to the deal: Artemiy V. Inyutin, Alexei V. Kuzovkin, Ekaterina A. Lebedeva.

The basis on which these persons are recognized as related parties to the completion of the given deal: the aforesaid parties have been recognized as related parties because they were members of the issuer's collegial executive body and their affiliated persons were party to the deal.

The deal's volume (to be specified in money terms and as a percentage of the balance value of the issuer's assets as of the end date of the last completed reporting period prior to the close of the deal and as a percentage of the common shares offered prior to the close of the deal, and of the common shares, into which the convertible-to-shares securities placed prior to the close of the deal can be converted, in the event that the deal, or a group of interrelated deals, is an offering or sale of common shares): 121,700,000 (one hundred and twenty-one million seven hundred thousand) rubles zero kopecks, which corresponds to 17.89% of the balance value of the issuer's assets as of June 30, 2004.

Deadline for fulfilling the deal's obligations and information on the fulfillment of the given obligations: the deal's obligations have been fulfilled.
The issuer's governing body that decided to approve the deal; the date when this decision was made (date of composing the minutes and the No. of the minutes): General shareholders meeting, Minutes No.16 dated July 6, 2005.
Other information on the deal provided at the issuer's own discretion: the loan's annual interest rate is 6%.

Deal completion date: June 7, 2004.
Subject and other important terms of the deal: allocation of a loan by the issuer to Niken LLC.
Parties to the deal: Lender – RBC Information Systems OJSC; Borrower – Niken LLC.

The full and short corporate names of the legal entity or the full name of the individual recognized, in accordance with the legislation of the Russian Federation, as a related party to the deal: German V. Kaplun, Oleg A. Dyatlov, Sergey Y. Lukin, Ekaterina A. Lebedeva, Leonid A. Khazan, Givi M. Topchishvili, Yuri P. Mostovoy, Michael Hammond, Hans-Joerg Rudloff, Neil Osborn.

The basis on which these persons are recognized as related parties to the completion of the given deal: the aforesaid parties have been recognized as related parties because they were members of the issuer's Board of Directors and their affiliated persons were party to the deal.

The full and short corporate names of the legal entity or the full name of the individual recognized, in accordance with the legislation of the Russian Federation, as a related party to the deal: Yury A. Rovensky.

The basis on which this person is recognized as a related party to the completion of the given deal: this party has been recognized as a related party because he was the issuer's General Director and his affiliated persons were party to the deal.

The full and short corporate names of the legal entity or the full name of the individual recognized, in accordance with the legislation of the Russian Federation, as a related party to the deal: Artemiy V. Inyutin, Alexei V. Kuzovkin, Ekaterina A. Lebedeva.

The basis on which these persons are recognized as related parties to the completion of the given deal: the aforesaid parties have been recognized as related parties because they were members of the issuer's collegial executive body and their affiliated persons were party to the deal.

The deal's volume (to be specified in money terms and as a percentage of the balance value of the issuer's assets as of the end date of the last completed reporting period prior to the close of the deal and as a percentage of the common shares offered prior to the close of the deal, and of the common shares, into which the convertible-to-shares securities placed prior to the close of the deal can be converted, in the event that the deal, or a group of interrelated deals, is an offering or sale of common shares): 43,290,000 (forty-three million two hundred and ninety thousand) rubles zero kopecks, which corresponds to 6.59% of the balance value of the issuer's assets as of March 31, 2004.

Deadline for fulfilling the deal's obligations and information on the fulfillment of the given obligations: the deal's obligations have been fulfilled.
The issuer's governing body that decided to approve the deal; the date when this decision was made (date of composing the minutes and the No. of the minutes): General shareholders meeting, Minutes No.16 dated July 6, 2005.
Other information on the deal provided at the issuer's own discretion: the loan's annual interest rate is 6%.

Deal completion date: March 25, 2004.
Subject and other important terms of the deal: allocation of a loan by the issuer to RBC Investments (Cyprus) Ltd.
Parties to the deal: Lender – RBC Information Systems OJSC; Borrower – RBC Investments (Cyprus) Ltd.

The full and short corporate names of the legal entity or the full name of the individual recognized, in accordance with the legislation of the Russian Federation, as a related party to the deal: German V. Kaplun, Oleg A. Dyatlov, Sergey Y. Lukin, Ekaterina A. Lebedeva, Leonid A. Khazan, Givi M. Topchishvili, Yuri P. Mostovoy, Michael Hammond, Hans-Joerg Rudloff, Neil Osborn.

The basis on which these persons are recognized as related parties to the completion of the given deal: the aforesaid parties have been recognized as related parties because they were members of the issuer's Board of Directors and their affiliated persons were party to the deal.

The full and short corporate names of the legal entity or the full name of the individual recognized, in accordance with the legislation of the Russian Federation, as a related party to the deal: Yury A. Rovensky.

The basis on which this person is recognized as a related party to the completion of the given deal: this party has been recognized as a related party because he was the issuer's General Director and his affiliated persons were party to the deal.

The full and short corporate names of the legal entity or the full name of the individual recognized, in accordance with the legislation of the Russian Federation, as a related party to the deal: Artemiy V. Inyutin, Alexei V. Kuzovkin, Ekaterina A. Lebedeva.

The basis on which these persons are recognized as related parties to the completion of the given deal: the aforesaid parties have been recognized as related parties because they were members of the issuer's collegial executive body and their affiliated persons were party to the deal.

The deal's volume (to be specified in money terms and as a percentage of the balance value of the issuer's assets as of the end date of the last completed reporting period prior to the close of the deal and as a percentage of the common shares offered prior to the close of the deal, and of the common shares, into which the convertible-to-shares securities placed prior to the close of the deal can be converted, in the event that the deal, or a group of interrelated deals, is an offering or sale of common shares): 75,000,000 (seventy five million) rubles, which corresponds to 13.36% of the balance value of the issuer's assets as of December 31, 2003.

Deadline for fulfilling the deal's obligations and information on the fulfillment of the given obligations: the deal's obligations have been fulfilled.
The issuer's governing body that decided to approve the deal; the date when this decision was made (date of composing the minutes and the No. of the minutes): General shareholders meeting, Minutes No.16 dated July 6, 2005.
Other information on the deal provided at the issuer's own discretion: the loan's annual interest rate is 1%.

Deal completion date: May 18, 2004.

Subject and other important terms of the deal: allocation of a loan by the issuer to RBC Investments (Cyprus) Ltd.
Parties to the deal: Lender – RBC Information Systems OJSC; Borrower – RBC Investments (Cyprus) Ltd.

The full and short corporate names of the legal entity or the full name of the individual recognized, in accordance with the legislation of the Russian Federation, as a related party to the deal: German V. Kaplun, Oleg A. Dyatlov, Sergey Y. Lukin, Ekaterina A. Lebedeva, Leonid A. Khazan, Givi M. Topchishvili, Yuri P. Mostovoy, Michael Hammond, Hans-Joerg Rudloff, Neil Osborn.

The basis on which these persons are recognized as related parties to the completion of the given deal: the aforesaid parties have been recognized as related parties because they were members of the issuer's Board of Directors and their affiliated persons were party to the deal.

The full and short corporate names of the legal entity or the full name of the individual recognized, in accordance with the legislation of the Russian Federation, as a related party to the deal: Yury A. Rovensky.

The basis on which this person is recognized as a related party to the completion of the given deal: this party has been recognized as a related party because he was the issuer's General Director and his affiliated persons were party to the deal.

The full and short corporate names of the legal entity or the full name of the individual recognized, in accordance with the legislation of the Russian Federation, as a related party to the deal: Artemiy V. Inyutin, Alexei V. Kuzovkin, Ekaterina A. Lebedeva.

The basis on which these persons are recognized as related parties to the completion of the given deal: the aforesaid parties have been recognized as related parties because they were members of the issuer's collegial executive body and their affiliated persons were party to the deal.

The deal's volume (to be specified in money terms and as a percentage of the balance value of the issuer's assets as of the end date of the last completed reporting period prior to the close of the deal and as a percentage of the common shares offered prior to the close of the deal, and of the common shares, into which the convertible-to-shares securities placed prior to the close of the deal can be converted, in the event that the deal, or a group of interrelated deals, is an offering or sale of common shares): 41,032,410 (forty-one million thirty-two thousand four hundred and ten) rubles and zero kopecks, which corresponds to 6.24% of the balance value of the issuer's assets as of December 31, 2003.

Deadline for fulfilling the deal's obligations and information on the fulfillment of the given obligations: the deal's obligations have been fulfilled.
The issuer's governing body that decided to approve the deal; the date when this decision was made (date of composing the minutes and the No. of the minutes): General shareholders meeting, Minutes No.16 dated July 6, 2005.
Other information on the deal provided at the issuer's own discretion: the loan's annual interest rate is 1%.

Deal completion date: July 5, 2004.

Subject and other important terms of the deal: allocation of a loan by the issuer to RBC Investments (Cyprus) Ltd.
Parties to the deal: Lender – RBC Information Systems OJSC; Borrower – RBC Investments (Cyprus) Ltd.

The full and short corporate names of the legal entity or the full name of the individual recognized, in accordance with the legislation of the Russian Federation, as a related party to the deal: German V. Kaplun, Oleg A. Dyatlov, Sergey Y. Lukin, Ekaterina A. Lebedeva, Leonid A. Khazan, Givi M. Topchishvili, Yuri P. Mostovoy, Michael Hammond, Hans-Joerg Rudloff, Neil Osborn.

The basis on which these persons are recognized as related parties to the completion of the given deal: the aforesaid parties have been recognized as related parties because they were members of the issuer's Board of Directors and their affiliated persons were party to the deal.

The full and short corporate names of the legal entity or the full name of the individual recognized, in accordance with the legislation of the Russian Federation, as a related party to the deal: Yury A. Rovensky.

The basis on which this person is recognized as a related party to the completion of the given deal: this party has been recognized as a related party because he was the issuer's General Director and his affiliated persons were party to the deal.

The full and short corporate names of the legal entity or the full name of the individual recognized, in accordance with the legislation of the Russian Federation, as a related party to the deal: Artemiy V. Inyutin, Alexei V. Kuzovkin, Ekaterina A. Lebedeva.

The basis on which these persons are recognized as related parties to the completion of the given deal: the aforesaid parties have been recognized as related parties because they were members of the issuer's collegial executive body and their affiliated persons were party to the deal.

The deal's volume (to be specified in money terms and as a percentage of the balance value of the issuer's assets as of the end date of the last completed reporting period prior to the close of the deal and as a percentage of the common shares offered prior to the close of the deal, and of the common shares, into which the convertible-to-shares securities placed prior to the close of the deal can be converted, in the event that the deal, or a group of interrelated deals, is an offering or sale of common shares): 48,500,000 (forty-eight million five hundred thousand) rubles and zero kopecks, which corresponds to 7.37% of the balance value of the issuer's assets as of March 3, 2004.

Deadline for fulfilling the deal's obligations and information on the fulfillment of the given obligations: the deal's obligations have been fulfilled.
The issuer's governing body that decided to approve the deal; the date when this decision was made (date of composing the minutes and the No. of the minutes): General shareholders meeting, Minutes No.16 dated July 6, 2005.
Other information on the deal provided at the issuer's own discretion: the loan's annual interest rate is 1%.

Deal completion date: July 9, 2004
Subject and other important terms of the deal: allocation of a loan by the issuer to RBC Investments (Cyprus) Ltd.
Parties to the deal: Lender – RBC Information Systems OJSC; Borrower – RBC Investments (Cyprus) Ltd.

The full and short corporate names of the legal entity or the full name of the individual recognized, in accordance with the legislation of the Russian Federation, as a related party to the deal: German V.

Kaplun, Oleg A. Dyatlov, Sergey Y. Lukin, Ekaterina A. Lebedeva, Leonid A. Khazan, Givi M. Topchishvili, Yuri P. Mostovoy, Michael Hammond, Hans-Joerg Rudloff, Neil Osborn.

The basis on which these persons are recognized as related parties to the completion of the given deal: the aforesaid parties have been recognized as related parties because they were members of the issuer's Board of Directors and their affiliated persons were party to the deal.

The full and short corporate names of the legal entity or the full name of the individual recognized, in accordance with the legislation of the Russian Federation, as a related party to the deal: Yury A. Rovensky.

The basis on which this person is recognized as a related party to the completion of the given deal: this party has been recognized as a related party because he was the issuer's General Director and his affiliated persons were party to the deal.

The full and short corporate names of the legal entity or the full name of the individual recognized, in accordance with the legislation of the Russian Federation, as a related party to the deal: Artemiy V. Inyutin, Alexei V. Kuzovkin, Ekaterina A. Lebedeva.

The basis on which these persons are recognized as related parties to the completion of the given deal: the aforesaid parties have been recognized as related parties because they were members of the issuer's collegial executive body and their affiliated persons were party to the deal.

The deal's volume (to be specified in money terms and as a percentage of the balance value of the issuer's assets as of the end date of the last completed reporting period prior to the close of the deal and as a percentage of the common shares offered prior to the close of the deal, and of the common shares, into which the convertible-to-shares securities placed prior to the close of the deal can be converted, in the event that the deal, or a group of interrelated deals, is an offering or sale of common shares): 45,600,000 (forty-five million six hundred thousand) rubles zero kopecks, which corresponds to 6.93% of the balance value of the issuer's assets as of March 31, 2004.

Deadline for fulfilling the deal's obligations and information on the fulfillment of the given obligations: the deal's obligations have been fulfilled.
The issuer's governing body that decided to approve the deal; the date when this decision was made (date of composing the minutes and the No. of the minutes): General shareholders meeting, Minutes No.16 dated July 6, 2005.
Other information on the deal provided at the issuer's own discretion: the loan's annual interest rate is 1%.

Deal completion date: July 21, 2004.

Subject and other important terms of the deal: allocation of a loan by the issuer to RBC Investments (Cyprus) Ltd.
Parties to the deal: Lender – RBC Information Systems OJSC; Borrower – RBC Investments (Cyprus) Ltd.

The full and short corporate names of the legal entity or the full name of the individual recognized, in accordance with the legislation of the Russian Federation, as a related party to the deal: German V. Kaplun, Oleg A. Dyatlov, Sergey Y. Lukin, Ekaterina A. Lebedeva, Leonid A. Khazan, Givi M. Topchishvili, Yuri P. Mostovoy, Michael Hammond, Hans-Joerg Rudloff, Neil Osborn.

The basis on which these persons are recognized as related parties to the completion of the given deal: the aforesaid parties have been recognized as related parties because they were members of the issuer's Board of Directors and their affiliated persons were party to the deal.

The full and short corporate names of the legal entity or the full name of the individual recognized, in accordance with the legislation of the Russian Federation, as a related party to the deal: Yury A. Rovensky.

The basis on which this person is recognized as a related party to the completion of the given deal: this party has been recognized as a related party because he was the issuer's General Director and his affiliated persons were party to the deal.

The full and short corporate names of the legal entity or the full name of the individual recognized, in accordance with the legislation of the Russian Federation, as a related party to the deal: Artemiy V. Inyutin, Alexei V. Kuzovkin, Ekaterina A. Lebedeva.

The basis on which these persons are recognized as related parties to the completion of the given deal: the aforesaid parties have been recognized as related parties because they were members of the issuer's collegial executive body and their affiliated persons were party to the deal.

The deal's volume (to be specified in money terms and as a percentage of the balance value of the issuer's assets as of the end date of the last completed reporting period prior to the close of the deal and as a percentage of the common shares offered prior to the close of the deal, and of the common shares, into which the convertible-to-shares securities placed prior to the close of the deal can be converted, in the event that the deal, or a group of interrelated deals, is an offering or sale of common shares): 206,000,000 (two hundred and six million), which corresponds to 31.31% of the balance value of the issuer's assets as of March 31, 2004.

Deadline for fulfilling the deal's obligations and information on the fulfillment of the given obligations: the deal's obligations have been fulfilled.
The issuer's governing body that decided to approve the deal; the date when this decision was made (date of composing the minutes and the No. of the minutes): General shareholders meeting, Minutes No.16 dated July 6, 2005.
Other information on the deal provided at the issuer's own discretion: the loan's annual interest rate is 1%.

7.7. Information on accounts receivable

Type of accounts receivable	Payment maturity	
	Up to 1 year	More than 1 year
Trade receivables, RUR		
2000	0	0
2001	0	0
2002	0	0
2003	23	0
2004	271,722	0
1st quarter of 2005	286,260	0
Notes receivables, RUR		
2000	0	0
2001	4	0
2002	1,260	0
2003	0	0
2004	160,600	0
1st quarter of 2005	197,733	0
Debt of members (founders) in terms of their contributions to the authorized capital, RUR.		
2000	42	0
2001	0	0
2002	0	0
2003	0	0
2004	0	0
1st quarter of 2005	0	0

Advances paid, RUR		
2000	0	0
2001	0	0
2002	10,705	0
2003	0	0
2004	3,414	0
1st quarter of 2005	964	0
Other receivables, RUR		
2000	0	0
2001	0	0
2002	522	0
2003	0	0
2004	46,827	0
1st quarter of 2005	267,044	0
Total, RUR		
2000	42	0
2001	4	0
2002	13,004	0
2003	649	0
2004	482,563	0
1st quarter of 2005	752,001	0

Debtor whose share in the total accounts receivable constitutes more than 10 percent as of the end of 2003:
Full corporate name: ***RBC TV Closed Joint Stock Company***
Short corporate name: ***RBC TV CJSC***
Location: ***75/9, Leninsky Prospekt, 119261 Moscow***
Accounts receivable: ***RUR360,000***
Overdue accounts receivable: ***none***
RBC TV Closed Joint Stock Company is an affiliate of RBC Information Systems OJSC
The issuer's share in the authorized capital of the affiliated commercial organization: ***100%***
Percentage of the affiliate's common shares owned by the issuer: ***100%***
Affiliate's stake in the issuer's authorized capital: ***none***
Percentage of the issuer's common shares owned by the affiliate: ***none***

VIII. Accounting reports of the issuer and other financial information

8.1. Annual accounting reports of the issuer

The structure of annual accounting statements of the issuer attached to the prospectus is indicated:
a) *Attached to this prospectus are the accounting reports of the issuer for 2002-2004 (forms No. 1-5, an explanatory note and an audit opinion).*
b) *Attached to this prospectus are combined (consolidated) statements of the issuer for 2002-2004, in accordance with International Accounting Standards.*

8.2. Quarterly accounting reports of the issuer for the most recently completed accounting quarter

The structure of quarterly accounting statements of the issuer attached to the prospectus is indicated:
a) *Attached to this prospectus are the accounting reports of the issuer for the first quarter of 2005 (forms No. 1-5)*
b) *none*

8.3. Combined accounting statements of the issuer for the three most recently completed financial years or for each completed financial year

The structure of combined (consolidated) accounting statements of the issuer attached to the prospectus is indicated:
a) *none*
b) *The combined (consolidated) accounting statements for 2002-2004 (see attachment) are composed in accordance with the International Accounting Standards and include: independent audit opinions, a consolidated profit and loss statement, a consolidated accounting balance, consolidated cash flow statement, a consolidated statement on movement of funds, notices to consolidated accounting statements.*

8.4. Information about the issuer's accounting policy

Accounting is performed by the accounting service of the issuer headed by the chief accountant in accordance with the Federal Law "On accounting" (dated 21 November 1996 No. 129-FZ), accounting regulations and other normative documents regulating accounting in the Russian Federation.

Accounting is performed in an automated way with the help of the accounting software «1S» Corporation.

Assessment of accounting items is done in compliance with assumptions and demands specified in the Accounting Regulations "Accounting policy of corporations," approved by the Decree of the Finance Ministry of the Russian Federation dated 9 December 1998 No. 60n.

Commercial activities are reflected based on the accrual principle, which implies that the commercial activities shall refer to the accounting period in which they took place regardless of the actual time of payments connected with those commercial activities.

Accounting is performed using the Charter of Accounts and the Instruction on its application, approved by the Decree of the Finance Ministry of the Russian Federation dated 31 October 2000 No. 94n.

Acquisition and storage of materials is accounted for at the actual net cost of the materials (PBU 5/01 "Accounting of materials and supplies inventories" approved by the Decree of the Finance Ministry of the Russian Federation dated 09 June 2001 No. 44n).

When materials and supplies inventories are released for production and in case of their retirement they are valued at average cost (PBU 5/01 "Accounting of materials and supplies inventories" approved by the Decree of the Finance Ministry of the Russian Federation dated 09 June 2001 No. 44, Paragraph 58 of the Regulations on Accounting and Reporting in the Russian Federation, approved by the Decree of the Finance Ministry of the Russian Federation dated 29 July 1998 No. 34n).

The initial cost of fixed assets is comprised in accordance with paragraphs 8-12 of the Accounting Regulations "Accounting of fixed assets" (PBU 6/01, approved by the Decree of the Finance Ministry of the Russian Federation dated 30 March 2001 No. 26n).

The cost of fixed assets acquired after 1 January 2002 is covered by charging depreciation using the straight-line method in accordance with the fixed assets classification approved by the Decree of the Government of the Russian Federation dated 1 January 2002 No. 1 "On the classification of assets included in amortization groups."

Fixed assets costing not more than RUR 10,000 per item are counted as production costs as they are released for production of use.

For fixed assets acquired before 1 January 2002 depreciation is charged in accordance with the Decree of the Council of Ministers of the USSR dated 22 October 1990 No. 1072 "On single standards of depreciation charges for the complete replacement of fixed assets of the economy of the USSR."

For cars with initial costs of more than RUR 300,000, standard depreciation charges apply with a coefficient of 0.5.

In cases foreseen by the legislation, accelerated depreciation is used, including for leased property. To movable property which is in financial lease and refers to the active part of fixed assets, an acceleration coefficient equal to three is applied.

Fixed asset repair costs are included in the net cost of products (work, services) of the accounting (paragraphs 5,7 of the Accounting Regulations "Expenses of organizations" (PBU 10/99), approved by the Decree of the Finance Ministry of the Russian Federation dated 6 May 1999 No. 33n, paragraphs 65, 72 Regulations on Accounting and Reporting in the Russian Federation, approved by the Decree of the Finance Ministry of the Russian Federation dated 29 July 1998 No. 34n).

Depreciation of non-material assets is based on the straight-line method.

Long-term liabilities are transformed into short-term liabilities on loans and credits at the moment when, according to the terms of a loan or credit agreement, 365 days remain until payment of the principal debt (paragraph 5 PBU 15/01 "Accounting of loans and credits and costs of servicing").

Expenses on the servicing of loans and credits are counted as expenses of the current period except the part which is to be included in the cost of an investment asset.

Accounting of interest on borrowed funds is performed in accordance with the maximum level of interest recognized as expenses in debt obligations in rubles at the Central Bank's discount rate multiplied by 1.1. For debt obligations in foreign currencies the maximum level is 15%.

Expenses of the accounting period are divided into production expenses (direct) and periodic (indirect). Indirect expenses are written off in full as reduction in sales revenue at the end of the accounting period. An incomplete actual production cost of products (work, services is formed (paragraph 9 of the Accounting Regulations "Expenses of organizations" (PBU 10/99)).

Commercial and administrative costs are fully included in the production cost of sold products (goods, work, services) in the accounting period when they were recognized as expenses on ordinary activities.

Incomplete production is accounted for in accordance with the incomplete actual production cost.

Expenses of future periods are written off regularly over the period to which they refer (paragraph 65 of the Decree of the Finance Ministry of the Russian Federation dated 29 July 1998 No. 34n).

Initial costs of financial investment are formed in accordance with paragraphs 8-17 PBU 19/02 "Accounting of financial investment."

Financial investments of which the current market value can be determined are accounted for at the end of the accounting year at their market value by correcting their value through comparing it with the previous accounting date. The issuer does this correction quarterly. The gap between the value of a financial investment at the current market value on the accounting date and the previous evaluation of the financial investment is accounted for as financial results (part of operational costs).

Financial investments for which the current market value cannot be determined are estimated based on the initial cost of each accounting item of financial investment (paragraph 26 PBU 19/02 "Accounting of financial investment.")

In accordance with legislation currently in force, reserve capital has been formed. Reserves for dubious debts and other reserves are not created.

Profit made by the organization is not distributed among funds.

Dividends are distributed in accordance with the decisions of the meetings of Shareholders.

The time for the calculation of the VAT tax base is the time of shipment and presentation of accounting documents to the purchaser – the day of shipment (transfer) of a product (work, services) (paragraph 1 Article 167 Chapter 21 of the Tax Code of the Russian Federation).

Recognition of revenues and expenses for the purposes of calculating profit is determined in accordance with the calculation method (Articles 271-273 of the Tax Code of the Russian Federation).

For extraordinary profits the date of receiving such profits is: the date of signing by the parties of the property acceptance act (work, services) or the date when monetary assets (for monetary assets) come to the settlement account or the cash office in accordance with Article 271 of the Tax Code of the Russian Federation.

8.5. Information about the total amount of exports and its share in total sales

The issuer does not export products.

8.6. Information about the cost of immovable property of the issuer and significant changes in the structure of the issuer's property after the most recent completed financial year

The issuer has no immovable property.

8.7. Information about the issuer's involvement in court proceedings if this could have a significant impact on the financial and commercial activities of the issuer

The issuer has not been involved in any significant court proceedings.

IX. Detailed information about the terms of offering of equity securities

9.1. Information about the securities

9.1.1. General information

The following information shall be provided:
Type of securities offered (shares, bonds, options of the issuer):
Shares
Category:
Ordinary
Nominal value of each share being placed:
0.01 (one thousandth) ruble
The number of securities offered and their nominal value (if the securities offered shall have nominal value according to the legislation of the Russian Federation): ***4,260,000 (four million two hundred sixty thousand) units at the total nominal value of 4,260 (four thousand two hundred sixty) rubles***
Form of securities: ***registered non-documentary***
Information about the registrar of the owners of the issuer's registered securities:
Full company name: ***Closed Joint Stock Company IRKOL***
Short company name: ***IRKOL CJSC***
Location: ***3/4, building 1, Boyarsky Pereulok, Moscow, 107078***
Postal address: ***3/4, building 1, Boyarsky Pereulok, Moscow, 107078***
Tel.: ***(095) 208-15-15, 207-15-15*** Fax: ***(095) 208-34-34***
E-mail: ***corp@ircol.ru***

Rights provided by each share of the issue:
Paragraph 8.7 of the Issuer's Articles of Association reads:
"General rights of the holders of shares of all categories (types):
to dispose of shares belonging to them without the consent of other shareholders and the Company;
the Company's shareholders have the preemptive right to purchase additional shares and equity converted into shares offered by public placement in an amount proportional to the number of shares of this category (type) belonging to them;
the Company's shareholders who voted against or did not participate in the voting on the issue of distributing equity converted into shares have the preemptive right to purchase additional shares and equity converted into shares and offered by private placement, in an amount proportional to the number of shares of this category (type) held by them. This right does not apply to the offering of shares and other equity converted into shares, effected by private placement among shareholders, if shareholders have the opportunity to buy the full number of offered shares and other equity converted into shares in an amount proportional to the amount of shares of this category (type) belonging to them;
receive part of the net profit (dividends) appropriated for distribution among shareholders in accordance with the law and Articles of Association, depending on the category (type) of shares held by them;
receive part of the Company's property (liquidation quota) that remains after the liquidation of the Company in proportion to the number of shares of the corresponding category (type) held by them;
have access to the Company's documents in accordance with the law and the Articles of Association and to receive a copy of these for payment;
exercise other rights provided by legislation, the Articles of Association and resolutions of the general shareholders meeting within its competence."

Paragraph 8.8 of the Issuer's Articles of Association reads:
"All of the Company's ordinary shares have equal nominal value and give equal rights to shareholders who own them."
Paragraph 8.9 of the Issuer's Articles of Association reads:
"Shareholders holding ordinary shares of the Company can, in accordance with the Federal Law "On Joint-Stock Companies", participate in the general shareholders meeting with the right to vote on all issues within its competence; they shall also have the right to receive dividends and, in the event of the liquidation of the Company, the right to receive part of its property (liquidation quota)."

Paragraph 8.13 of the Issuer's Articles of Association reads:
"A voting share is a share giving its holder the right to vote on all issues within the competence of the general meeting or on specific issues defined by a federal law. Shares giving the holder the right to vote on all issues within the competence of the general meeting are fully paid ordinary shares, except shares controlled by the Company."
Paragraph 8.15 of the Issuer's Articles of Association:
"Shares giving the holder the right to vote on all issues within the competence of the general meeting give their holders the right to:
vote (including by post) at general shareholders meetings on all issues within its competence;
nominate candidates for the Company's bodies in accordance with the law and the Articles of Association;
suggest issues for the agenda of the annual general shareholders meeting in accordance with the law and the Articles of Association;
request the list of persons entitled to participate in the general shareholders meeting for examination in accordance with the law and the Articles of Association;
have access to accounting documents in accordance with the law and the Articles of Association;
call for an extraordinary general shareholders meeting, and request inspection of the Company's financial and economic activity by the Revision Commission in accordance with the law and the Articles of Association;
request that the Company buys back all shares belonging to the shareholder or part thereof, in cases established by law."
Paragraph 13.14 of the Issuer's Articles of Association:
"Shareholders (a shareholder), who hold(s) at least 2 percent of the Company's voting shares have the right to submit issues for the agenda of the annual general shareholders meeting and nominate candidates for the Board of Directors and the Revision Commission of the Company, the number of which cannot exceed the number of members of the corresponding body as defined in the Company's Articles of Association."
Paragraph 13.23 of the Issuer's Articles of Association:
"An extraordinary general shareholders meeting shall be called upon the decision of the Board of Directors of the Company and on its initiative, on the request of the Revision Commission of the Company, the Auditor of the Company and also shareholders (a shareholder) having at least 10 percent of the voting shares of the Company at the time of making the request."
Paragraph 16.3 of the Issuer's Articles of Association:
"The Company or a shareholder (shareholders) having at least 1 percent of the Company's ordinary shares has the right to take legal action against a member of the Board of Directors of the Company, the single-member executive body of the Company (the General Director), seeking compensation for losses sustained by the Company in cases defined in paragraph 2 of Article 71 of the Federal Law "On Joint-Stock Companies"".
Paragraph 17.6 of the Issuer's Articles of Association:
"The inspection (revision) of the Company's financial and economic activities shall be carried out in regard to the Company's annual results, and also at any time on the initiative of the Company's Revision Commission, the resolution of the general shareholders meeting, the Board of Directors of the Company or on request of the Company's shareholder (shareholders) having at least 10 percent of the Company's voting shares."

Paragraph 19.1 of the Issuer's Articles of Association:
"The Company shall guarantee shareholders access to documents specified in paragraph 1 of Article 89 of the Federal Law "On Joint-Stock Companies." Shareholders (a shareholder) having at least 25 percent of the Company's voting shares have the right to demand access to accounting statements and minutes of collegial executive body meetings."

Method of offering: *Private placement. The range of potential buyers of securities is defined in Paragraph 9.7 of the Prospectus of the Issue.*
Terms of offering:
Shares shall be placed with persons having the preemptive right to buy shares on the grounds of their written applications to purchase the offered shares, and documents confirming payment.

Persons having the preemptive right to buy shares shall submit their applications for the acquisition of the shares in written form together with a document confirming payment (original document or a copy thereof attested by a notary) for all shares indicated in the application, at the offering price, to a person who does not have preemptive rights to buy additionally issued shares (RBC Holding CJSC), determined in accordance with paragraph 8.4 of the Decision on the Additional Share Issue and Paragraph 2.4 of the Prospectus.

Applications for the acquisition of the shares shall contain the following information:

- *heading: "Application to buy shares in the Open Joint Stock Company RBC Information Systems";*
- *name (full company name) of the buyer;*
- *identification taxpayer number (for individuals this should be specified if they have it);*
- *place of residence (location) of the buyer;*
- *for individuals – passport details (date, year and place of birth, series number, date and place of issuance);*

  for legal entities – their Primary State Registration Number (OGRN), as well as the number, date and place of issuance of the state registration certificate of the legal entity, and/or certificate of the legal entity's listing in the Single State Register of Legal Persons;
- *number of the client account in the register for the transfer of the acquired shares to it;*
- *the number of shares to be acquired;*
- *the amount of monetary assets transferred as payment for the shares;*
- *bank details of the buyer (information about the bank account of a bank card or notification that if the necessity arises to return the monetary assets, the buyer prefers to receive the monetary assets through the cash office of the issuer);*
- *reference to the document attached to the application to confirm payment for the shares that the buyer wants to acquire.*

The application shall be signed by the buyer or his representative acting on the strength of the power of attorney (signature of authorized official and a seal for legal entities, and a signature for individuals).

If the application is signed by a representative acting on the strength of the power of attorney, the original power of attorney or a copy thereof attested by a notary shall be attached to the application.

The application and documents attached to it shall be delivered to the following address by the buyer or his authorized representative having a duly attested power of attorney to represent the interests of the purchaser:

78, building 1, Profsoyuznaya Street, Moscow, 117393.

Applications from persons having preemptive rights to buy shares shall be accepted from Monday to Friday between 9:00 and 18:00 after the publication of the Notification of the possibility to exercise preemptive rights and until the period of the preemptive rights exercise expires.

Submission of applications by persons having preemptive rights to buy shares shall be carried out within 45 calendar days after the publication of the Notification in the newspaper Rossiyskaya Gazeta (hereinafter referred to as the preemptive rights exercise period).

Submitted applications shall be granted by the issuer in full, provided that the number of shares indicated in the application is in proportion to the number of shares owned by the shareholder. If a person having the preemptive right is entitled to buy a fractional number of shares according to the calculation of additional shares that this person can buy, this shareholder can buy a part of an additional share (fractional share), in accordance with the fractional part of the calculated number.

Applications not meeting the requirements specified in the Decision on the Additional Share Issue and the Prospectus, and applications without documents confirming payment, might not be granted by the issuer.

The issuer shall inform the buyer about the impossibility of granting his application under the terms specified in the application, giving his reasons for it. Monetary assets received by the issuer as payment for the shares, applications for the acquisition of which cannot be granted (fully or in part), shall be returned by the issuer to the purchaser, according to the rules for returning monetary assets indicated in the application, within 5 days of the date of receiving the application.

If the application does not specify the method and/or details for the transfer (in case of electronic payment) of monetary assets, the issuer shall return the monetary assets on the request of the purchaser.

The issuer shall issue a transfer order about the transfer to the client account of the purchaser of additional shares in the amount specified in the application, if the number of shares given in the

application is in proportion to the number of shares owned by the shareholder. The issuance of the transfer order by the issuer is the acceptance of the offer made by the person who submitted the application to buy shares. The purchase-sale contract for shares shall be considered concluded at the time of the transfer by the issuer of the transfer order to the registrar.
After the Board of Directors of the issuer has examined the results of the preemptive rights exercise, the issuer shall sign a purchase-sale agreement for shares with RBC Holding CJSC (purchase determined by the Decision on the Additional Share Issue). RBC Holding CJSC shall buy additional shares remaining after the preemptive rights exercise.

The body of the issuer that approved the decision on the issue (additional issue) of securities and the prospectus, as well as the date (dates) on which the decision was made to approve each of the said documents, date (dates) of making and the number (numbers) of the minutes of the meeting (session) of the governing body of the issuer, at which the corresponding decision was made: *Board of Directors, 22 July 2005, Minutes No. 40 dated 22 July 2005.*
If the decision on the issue (additional issue) of securities establishes the share of securities which, not being placed, render the whole issue invalid, this amount shall be given as a percentage of the total amount of the issued securities: *such an amount has not been established.*

9.2. Offering price (price determination procedure) of equity securities

The offering price of additional shares shall be determined by the Board of Directors of the Issuer based on the closing price on the MICEX Stock Exchange on the day of state registration of the Additional Shares; if there is no trading on this day on the MICEX Stock Exchange, then on the next trading day.
To persons who have the preemptive right to buy shares, these securities shall be sold at the offering price applied to other persons.
The issuer shall publish an announcement about the offering price on the newslines of the AKM and Interfax news agencies and on the issuer's website www.rbcinfosystems.ru not later than the commencement date of the issue (but in any case after the information has been published on the newslines).

9.3. Existence of preemptive rights to buy offered equity

In accordance with the Decision on the Additional Share Issue the shares shall be offered by private placement within a specified range of persons: Closed Joint Stock Company RBC Holding.

Shareholders of the issuer who voted against or did not take part in the voting on the private placement of securities shall have the preemptive right to buy additional shares offered by private placement, in an amount proportional to the number of ordinary shares of the issuer owned by them.

Date of compiling the list of persons having preemptive rights to buy additional shares: *the date on which the issuer makes the decision to increase its authorized capital through placing additional ordinary shares (22 June 2005).*
The number of persons having preemptive rights to buy shares *exceeds 1,264.*
Procedure for making known the possibility of exercising the preemptive right to purchase securities being offered:

In accordance with Article 41 of the Federal Law "On Joint-Stock Companies" and the issuer's Articles of Association, following the date of state registration of the additional share issue, the issuer shall notify shareholders of the possibility to exercise their preemptive right to purchase shares through the publication of the Notification of the Possibility to Exercise the Preemptive Right to Purchase Shares (hereinafter referred to as the Notification) in the newslines of the news agencies AKM and Interfax and in the newspaper Rossiyskaya Gazeta (after the publication of the Notification in the newslines of the news agencies AKM and Interfax.)

The Notification shall contain:

- *the number of shares offered;*
- *the offering price or the procedure for determining it;*

- *the procedure for determining the number of securities that each shareholder can purchase, calculated in the following way:*

$$A = \frac{K*4\,260\,000}{115\,000\,000}$$

where,

A is the maximum number of additional shares a shareholder can purchase;
K is the number of shares held by the shareholder;
4,260,000 – number of shares offered;
115,000,000 – number of shares in the authorized capital.
If the maximum number of shares a shareholder can buy exercising his preemptive right, as calculated by the above formula, is a fractional number, the shareholder can give this maximum number in his application in common fractions.

- *the commencement date of the placement;*
- *the duration of the preemptive right, which is 45 days after the publication of the Notification in the newspaper Rossiyskaya Gazeta;*
- *information about the place where shareholders can learn the content of the decision on the additional share issue and the prospectus of the issue.*

Procedure for exercising the preemptive right to purchase securities being offered:
In accordance with Articles 40 and 41 of the Federal Law "On Joint Stock Companies", shareholders of the issuer who voted against or abstained from voting on the offering of additional shares by private placement shall have the preemptive right to buy additional shares offered by private placement, in an amount proportional to the number of ordinary shares of the issuer owned by them.
The date of compiling the list of persons having the preemptive right to buy additional shares: the date on which the issuer makes the decision to increase the authorized capital through placing additional ordinary shares (22 June 2005).
Shareholders of the issuer who voted against or abstained from voting on the offering of additional shares by private placement shall have the right to exercise their preemptive right to purchase additional shares of RBC Information Systems OJSC, in full or in part, by sending a written application for the acquisition of shares, together with the original document confirming payment for the shares or a copy thereof attested by a notary (hereinafter referred to as "the Application"). Applications can be submitted to the issuer starting from the date of publication of the Notification and until the expiry of the preemptive rights exercise period.
Applications shall contain the following information:

- *heading: "Application to buy shares in the Open Joint Stock Company RBC Information Systems";*
- *name (full company name) of the buyer;*
- *identification taxpayer number (for individuals this should be specified if they have it);*
- *place of residence (location) of the buyer;*
- *for individuals – passport details (date, year and place of birth, series number, date and place of issuance);*
  for legal entities – their Primary State Registration Number (OGRN), as well as the number, date and place of issuance of the state registration certificate of the legal entity, and/or certificate of the legal entity's listing in the Single State Register of Legal Persons;
- *number of the client account in the register for the transfer of the acquired shares to it;*
- *the number of shares to be acquired;*
- *the amount of monetary assets transferred as payment for the shares;*
- *bank details of the buyer (information about the bank account of a bank card or notification that if the necessity arises to return the monetary assets, the buyer prefers to receive the monetary assets through the cash office of the issuer);*
- *reference to the document attached to the application to confirm payment for the shares that the buyer wants to acquire.*

The application shall be signed by the buyer or his representative acting on the strength of the power of attorney (signature of authorized official and a seal for legal entities, and a signature for individuals). If the application is signed by a representative acting on the strength of the power of attorney, the original power of attorney or a copy thereof attested by a notary shall be attached to the application.
The application and documents attached to it shall be delivered to the following address by the buyer or his authorized representative having a duly attested power of attorney to represent the interests of the purchaser:
78, building 1, Profsoyuznaya Street, Moscow, 117393.
Applications from persons having preemptive rights to buy shares shall be accepted from Monday to Friday between 9:00 and 18:00 after the publication of the Notification of the possibility to exercise preemptive rights and until the preemptive rights exercise period expires.
Submission of applications by persons having preemptive rights to buy shares shall be carried out within 45 calendar days after the publication of the Notification in the newspaper Rossiiskaya Gazeta .
Submitted applications shall be granted by the issuer in full, provided that the number of shares indicated in the application is in proportion to the number of shares owned by the shareholder. If a person having the preemptive right is entitled to buy a fractional number of shares according to the calculation of additional shares that this person can buy, this shareholder can buy a part of an additional share (fractional share), in accordance with the fractional part of the calculated number.
Applications not meeting the requirements specified in the Decision on the Additional Share Issue and the Prospectus, and applications without documents confirming payment, might not be granted by the issuer.
In the event that:

- *the Application does not permit the identification of the person in whose name the Application was made, or the person submitting the Application does not have the preemptive right to purchase additional shares;*
- *the number of shares the shareholder wants to purchase shown in the Application exceeds the number of shares this shareholder has the right to purchase exercising his preemptive right to purchase shares;*
- *the shareholder has not presented a document confirming payment for the shares purchased in accordance with procedures established in this decision on the additional share issue;*
- *the shareholder has not paid for the shares in full;*
- *the Application does not show the number of shares the applicant wishes to buy;*

the issuer shall within 3 (three) days of the date of receiving the Application inform the shareholder of the impossibility for him to exercise his preemptive right under the terms specified in the Application, giving his reasons for it. Monetary assets transferred by such a shareholder shall be returned in accordance with the procedures defined in the Application within 5 days of the date of receiving the Application unless the shareholder sends another Application before this period expires, removing the defects which prevent the granting of the Application. If the Application does not specify procedures for the return of monetary assets, the monetary assets paid by the shareholder shall be returned to him on his request.
Before the preemptive rights exercise period expires the shareholder has the right to submit the Application again having removed the reasons that did not allow him to exercise his preemptive right.

The issuer shall issue a transfer order about the transfer to the client account of the purchaser of additional shares in the amount specified in the application, if the number of shares given in the application is in proportion to the number of shares owned by the shareholder. The issuance of the transfer order by the issuer is the acceptance of the offer made by the person who submitted the Application to buy shares. The purchase-sale contract for shares shall be considered concluded at the time of the transfer by the issuer of the transfer order to the registrar.

Procedure for examining the results of the preemptive rights exercise:
The Board of Directors of the Issuer shall approve the results of the preemptive rights exercise not later than 5 days after the date of expiry of the preemptive rights exercise period.

Procedure for disclosing information on the results of the preemptive rights exercise:

The notice about the results of the preemptive rights exercise shall be published by the issuer on the newslines of the Interfax and AKM news agencies not later than 5 days after the date of composing the minutes of the meeting of the issuer's Board of Directors at which the decision was made to examine the results of the preemptive rights exercise, and on the Issuer's website www.rbcinfosystems.ru after the publication of the announcement on the newslines.

9.4. Limitations on acquisition and trade operations with the offered equity

There are no such limitations.
In accordance with the Federal Law "On the Securities Market" and the Federal Law "On the Protection of Rights and Legal Interests of Investors on the Securities Market" the following is prohibited:
Trade operations with securities until they are fully paid for and prior to the state registration of the report on the results of the share issue;
advertising and/or offering to the general public the securities of issuers who do not disclose information in the scope and in accordance with the procedures stipulated by the legislation of the Russian Federation on securities and normative acts of the Federal Commission for the Securities Market.

9.5. Data on changes in the price of the issuer's equity securities

Ordinary registered non-documentary shares of RBC Information Systems OJSC *are traded on the following exchanges:*
Non-commercial partnership Stock Exchange RTS (hereinafter referred to as "RTS") and Closed Joint-Stock Company Moscow Interbank Currency Exchange.
RTS trading data are cited below.
Stock Exchange RTS: the issuer's shares have been traded in the RTS Classic Market system since 7 May 2002, and since 30 May 2002 they have been included in Quotation list "A" Level 2.

Year	Quarter	The lowest price, US dollar	The highest price, US dollar	Number of transactions	Weighted average price, US dollar
2002	*II*	*0.85*	*1*	*35*	*0.94778*
2002	*III*	*0.5*	*0.81*	*23*	*0.75313*
2002	*IV*	*0.,55*	*0.65*	*11*	*0.6095*
2003	*I*	*0.615*	*0.86*	*10*	*0.77286*
2003	*II*	*0.84*	*1.25*	*12*	*1.03097*
2003	*III*	*1.,2*	*1.61*	*54*	*1.38751*
2003	*IV*	*1.46*	*2.12*	*28*	*1.90124*
2004	*I*	*2.05*	*2.3*	*13*	*2.18335*
2004	*II*	*1.9*	*2.33*	*52*	*2.05466*
2004	*III*	*1.7*	*2.1*	*26*	*1.97468*
2004	*IV*	*2.1*	*2.97*	*96*	*2.59367*
2005	*I*	*2.72*	*3.65*	*80*	*3.17621*
2005	*II*	*3.4*	*4.16*	*57*	*3.83563*

full company name: *Stock Exchange RTS Non-Commercial Partnership*
location: *15 Building 5, Chayanova St., Moscow, 125267*

9.6. Data on persons providing services on the organization of the offering and/or placement of the equity securities

No such people were employed.

9.7. Information on the range of potential buyers of equity securities

In accordance with the Decision on the Additional Share Issue the shares shall be offered by private placement within a specified range of persons: Closed Joint Stock Company RBC Holding.

Shareholders of the issuer who voted against or abstained from voting on the offering of securities by private placement shall have the preemptive right to buy additional shares offered by private placement, in an amount proportional to the number of ordinary shares of the issuer owned by them. The number of persons having the preemptive right to purchase shares exceeds 1,264.

9.8. Information about the organizers of trade on the securities market, including about stock exchanges where the offered equity securities are supposed to be offered and/or traded.

Shares of this issue will not be offered through stock exchanges or trade organizers.
The offered shares are an additional issue of ordinary registered shares of RBC Information Systems OJSC 1-03-05214-A which are traded on Stock Exchange RTS and Moscow Interbank Currency Exchange CJSC.
The following information shall be disclosed for each stock exchange or other trade organizer mentioned in this paragraph:
Full and short company names (name for non-commercial organization): ***Non-Commercial Partnership Stock Exchange RTS***
Location: ***15 Building 5, Chayanova St., Moscow, 125267***
Number, date of issuance and duration of the license of trade organizer on the securities market for the performance of trade organizing activity on the securities market, the issuing body:

- ***Stock Exchange license for the performance of trade organizing activities on the securities market. № 077-06380-000001 issued by the Federal Commission for the Securities Market on 14 January 2003 for an indefinite term.***
- ***License of professional participant of the securities market for the performance of trade organizing activities № 077-05881-000001 issued by the Federal Commission for the Securities Market on 12 March 2002 for an indefinite term.***
- ***License for the organization of stock exchange trade in the Russian Federation for the standard contract section № 116 issued by the Ministry for Antimonopoly Policy and Support of Enterpreneurship on 15 November 2000 for an indefinite term.***

Full and short company names: ***Closed Joint-Stock Company Moscow Interbank Currency Exchange, MICEX CJSC***
Location: ***13 Bolshoy Kislovskiy Pereulok, Moscow, 125009***
Number, date of issuance and duration of the license of trade organizer for the performance of trade organizing activities on the securities market, the issuing body:

- License of professional participant of the securities market for the performance of trade organizing activity on the securities market No. 077-05870-000001 dated 26 February 2002, for an indefinite term. Licensing body: the Federal Commission for the Securities Market of Russia.

- License of professional participant of the securities market for the performance of clearing activities No. 077-05869-000010 dated 26 February 2002, for an indefinite term. Licensing body: the Federal Commission for the Securities Market of Russia.

9.9. Information about possible changes in shareholders' stakes in the issuer's authorized capital as a result of the offering of equity securities.

The amount by which a shareholder's stake may change shall be given in percentage terms, and it shall be calculated in relation to the size of the authorized capital of RBC Information Systems OJSC on the date of approval of the prospectus.

A shareholder's stake may decrease by 3.7% in relation to the size of the authorized capital of the Company on the date of approval of this Prospectus if this shareholder does not exercise his preemptive right to purchase the offered shares.

The amount by which a shareholder's stake may change shall be given in percentage terms, and it shall be calculated in relation to the number of securities of RBC Information Systems OJSC of a corresponding category (type) that were offered as of the date of approval of the Prospectus.

A shareholder's stake may decrease by 3.7% in relation to the amount of the Issuer's securities offered as of the date of approval of the Prospectus in the event that this shareholder does not use his preemptive right to purchase shares.

9.10. Information on costs related to the share issue

The following information shall be given:

Total amount of the issuer's expenses connected with the share issue:

Expenses will not exceed $140,000, or about 0.02% of the funds raised, and will largely consist of expenses on the publication of information related to the additional share issue and payment of tariffs in accordance with Article 333.33 of the Tax Code of the Russian Federation.

The sum of the paid tax and/or duty collected in accordance with the legislation of the Russian Federation on taxes and duties in connection with the issuance of securities: ***8 (eight) rubles.***

9.11. Information on methods and procedures for the return of money paid for the offered equity securities in the event of the issue (additional issue) being declared invalid as well in other cases stipulated in the legislation of the Russian Federation.

Return of the money received as payment for the offered equity securities in case of the issue being declared invalid, as well as in other cases stipulated by the legislation of the Russian Federation, shall be performed in accordance with the Regulations on procedures for the return to securities holders of monetary assets (or other property) received by the issuer as payment for securities if the issue was ruled invalid, which were approved by the resolution of the Federal Commission for the Securities Market of Russia No. 36 dated 8 September 1998.

The procedure of taking securities out of circulation and returning assets that had been invested in them to the holders of the securities shall consist of the following stages:

- establishment by the issuer of a commission on the organization of taking securities out of circulation and returning the invested assets to the holders of securities (hereinafter called the Commission);

- determining the number of securities to be taken out of circulation in regard to each holder of securities, and the size of invested assets to be returned to the holders of securities;

- disclosure of information on the procedure of taking securities out of circulation and return of the invested assets to the holders of securities;

- taking securities out of circulation, including collecting securities certificates in the case of documentary form of securities;

- return of invested funds to the holders of securities.

The Commission shall notify the holders of securities, as well as nominal holders of securities, of the annulment of state registration of the issue of securities, not later than 2(two) months after the date of receiving written notification of the annulment of state registration (hereinafter referred to as Notification). Such Notifications should contain the following information:

- *full company name of the issuer of securities;*
- *name of the registration authority that passed the resolution declaring the issue of securities invalid;*
- *name of the court, date of passing a judicial act declaring the securities issue invalid, date of coming into effect of this judicial act;*
- *full corporate name of the depositary, its postal address;*
- *kind, category (type), series and form of securities, state registration number of securities issue and the date of state registration, name of the registration authority that performed the state registration of the securities issue that was declared invalid;*
- *date of the annulment of the state registration of the issue of securities;*

- *surname, first name, patronymic (full company name) of the owner of securities;*
- *place of residence (postal address) of the owner of securities;*
- *category of the holder of securities (first and/or other purchaser);*
- *number of securities to be taken from the owner, with reference to the kind, category (type), series;*
- *size of invested funds to be returned to the owner of securities;*
- *procedure and timeframe of taking the securities out of circulation and returning the invested funds;*
- *warning that operations with securities are forbidden if their state registration is annulled;*
- *warning that the return of the invested funds shall only be made after the depositary carrying out a mandatory centralized storage presents the bond certificate.*
- *address to which the application for the return of the invested funds should be sent, and contact telephone numbers of the issuer.*

The application form of the holder of securities for the return of the invested funds shall be attached to the Notification.

The Commission shall also be obliged to publish notices about the procedure of taking securities out of operation and the return of the invested funds. The notices shall be published in a printed periodical available to most of the owners of securities to be taken out of circulation, and also in the Supplement to the Bulletin of the Federal Commission for the Securities Market.

The application form for the return of the invested assets shall be filled in by the owner of the securities that are being taken out of circulation, after which it shall be sent to the issuer within 10 days of the owner of the securities receiving the Notification.

The application shall be signed by the owner of securities that are being taken out of circulation or his representative. If the application is signed by a representative of the owner of securities, the documents confirming his powers shall be attached to the application.

If the owner of the securities disagrees with the size of the returned invested funds specified in the Notification, he can send a corresponding statement to the issuer within 10 days of the date of receiving the Notification. The application shall give the reasons for his disagreement and also documents confirming his arguments.

The owner of the securities has the right to bring legal action against the issuer seeking the return of the invested funds, without making a prior statement about his disagreement with the size and terms of the return of the invested funds.

The return of the invested funds shall be made by transferring the assets to the account of the owner of securities or by other means specified by the legislation of the Russian Federation or an agreement between the issuer and the owner of securities.

Securities shall be taken out of circulation (including the return of bond certificates) within 4 months of the date of receiving written notice of the annulment of the state registration of the issue of securities. The period for the return of the invested assets shall not exceed 1 month.

If the Issuer fails to perform its obligations regarding the return of assets paid for the offered shares, the Issuer shall pay to the purchaser of the shares a fine of 0.01% of the outstanding debt for each day of delay, but no more than 10 percent of the debt.

The issuer plans to perform the return of assets using the following account:

Account number: *40702810700000000420*
Credit organization:
Full company name: *Commercial Bank Moskommertsbank Ltd*
Short company name: *Moskommertsbank Ltd*
Address: 1, Building 2, Bolshoi Gnezdnikovsky Pereulok, Moscow, *125009*
BIK: *044599951*
INN: *7744000711*
Correspondent account: *30101810500000000951*

X. Additional information on the issuer and securities offered by the issuer.

10.1. Additional information on the issuer.

10.1.1. Information on the size and structure of authorized (share) capital (mutual fund) of the issuer.

The authorized capital of RBC Information Systems OJSC as of the date of approval of the prospectus of the issue was 115,000 (one hundred fifteen thousand) rubles.
Authorized capital is divided into 115,000,000 (one hundred and fifteen million) ordinary registered shares with a nominal value of 0.001 (one thousandth) ruble.
There are preference shares.

If part of the issuer's shares is traded outside the Russian Federation, in accordance with foreign laws applied to foreign issuers' securities confirming rights regarding these shares of the issuer, this circumstance shall be noted, and the following additional information shall be given:

category (type) of shares traded outside the Russian Federation: ***ordinary registered non-documentary shares;***

the percentage of shares traded outside the Russian Federation in relation to the total amount of shares of the corresponding category (type): ***up to 39.13%; as of 22 July 2005 the number of issued ADRs was 3,270,600;***

name, location of the foreign issuer whose securities confirm the rights regarding the issuer's shares of the corresponding category (type):
The Bank of New York
Office 4, 14 Posledny Pereulok, Moscow 107045, Russia
101 Barclay Street, New York, N.Y. 10286
One Canada Square, London E14 5AL

Brief description of the program (type of program) of securities issue of the foreign issuer confirming the rights regarding the issuer's shares of the corresponding category (type):

The program to issue American Depositary Receipts (ADR) of the 1st level entered into effect on 24 March 2005. It allows the issuer to offer up to 39.13% of the total amount of its shares in the form of ADRs. One depository receipt represents four shares. The depository bank is The Bank of New York. The ADRs are traded over the counter at the Unified Trading Session (UTS).

Information about the approval of the Federal Commission for the trading of the issuer's shares of the corresponding category (type) outside the Russian Federation (if applicable): ***Notice about the issuance of approval for trading outside the Russian Federation of ordinary registered non-documentary shares of RBC Information Systems OJSC was received on 22 March 2005, No. 05-VG-03/4100.***

Name of the foreign trade organizer (trade organizers), through which the foreign issuer's securities confirming the rights regarding the issuer's shares are traded (if such trading takes place): ***ADRs are traded over the counter at the UTS.***

Other information about trading of the issuer's securities outside the Russian Federation given by the issuer at his discretion: ***none.***

10.1.2. Information about changes in the size of the authorized (share) capital (mutual fund) of the issuer

Size and structure of the issuer's authorized capital as of 1 January 2002.	Name of the issuer's governing body that made the decision to change the size of the issuer's authorized capital	Date of making and the number of the minutes of the meeting (session) of the issuer's governing body at which the decision was made to change the authorized capital of the issuer	The size of the issuer's authorized capital after the change
RUR 84,000 84,000,000 ordinary registered shares with a	Board of Directors	Minutes No. 8 of the meeting of the Board of Directors dated 15	RUR 100,000 100,000,000 ordinary registered shares with a

nominal value of RUR 0.001 each		January 2002.	nominal value of RUR 0.001 each
RUR 100,000 100,000,000 ordinary registered shares with a nominal value of RUR 0.001 each	Board of Directors	Minutes No. 24 of the meeting of the Board of Directors dated 13 January.	RUR 115,000 115,000,000 ordinary registered shares with a nominal value of RUR 0.001 each

10.1.3. Information about the formation and use of the issuer's reserve fund, and other funds of the issuer

Name of the fund: Reserve Fund
Size of the fund determined by constitutional: 5 percent of the Company's authorized capital
Size of the fund in monetary terms as of the end of each completed financial year and as a percentage of the authorized (share) capital (mutual fund):
2000 – 0;
2001 – 0;
2002 – 0;
2003 – 5,000 (five thousand) rubles, which equals 5% of the Company's authorized capital;
2004 -5,750 (five thousand seven hundred and fifty) rubles, which constitutes 5% of the Company's authorized capital.
Size of payments to the fund for each completed financial year:
2000 – 0;
2001 – 0;
2002 – 0;
2003 – 5,000 (five thousand) rubles;
2004 – 750 (seven hundred and fifty) rubles.
The fund's money used at the end of each completed financial year and the use of these funds: the reserve fund was not used.
The issuer has no other funds.

10.1.4. Information about the procedure of calling and holding the meeting (session) of the issuer's supreme governing body

Name of the issuer's supreme governing body: general shareholders' meeting
Procedure of notifying shareholders (participants) about the meeting (session) of the supreme governing body:

Notice about the calling of the general shareholders' meeting shall be made at least 30 days prior to the meeting. If the agenda of the general meeting includes questions of company reorganization, shareholders shall be notified at least 40 days in advance.

Within this timeframe the notice shall be published in the Rossiyskaya Gazeta newspaper.

If Rossiyskaya Gazeta ceases to exist, the notice shall be published in the Vedomosti newspaper.

The Company has the right to send the notice about the calling of the general shareholders' meeting to each person included on the list of persons entitled to participate in general shareholders' meetings, by registered mail or by handing the notifications to each of these persons, against signature.

Persons (bodies) that are entitled to call (demand the calling of) an extraordinary general meeting (session) of the issuer's supreme governing body, as well as the procedure of sending (presenting) such requests:
An extraordinary general shareholders' meeting shall be called on the request of the Company's Board of Directors based on its own initiative, as well as the requests of the Revision Commission of the Company, the Auditor of the Company or shareholders (shareholder) holding at least 10 percent of the Company's voting shares as of the date of making the demand.

The request to call an extraordinary general meeting can be sent by simple letter or other simple mail delivery, registered mail or other registered mail delivery, or handed to the Company against signature.

Procedure for determining the date of the meeting (session) of the supreme governing body of the issuer:

An extraordinary general shareholders' meeting called at the request of the Company's Revision Commission, the Auditor of the Company or shareholders (shareholder) holding at least 10 percent of the Company's voting shares shall be held within 40 days of the date on which the request was made to call an extraordinary general shareholders' meeting.

If the proposed agenda of the extraordinary general meeting includes election of the members of the Board of Directors (Supervisory Board) of the Company who shall be elected by cumulative voting, shareholders shall be notified within at least 70 days of the date on which the request was made to call an extraordinary general shareholders meeting.

The Company shall hold an annual general shareholders' meeting once a year not earlier than 2 months before and not later than 6 months after the completion of a financial year.

Persons who have the right to submit proposals for the agenda of the meeting (session) of the supreme governing body of the issuer, and the procedure for making such proposals:

Shareholders (shareholder) holding at least 2 percent of the Company's voting shares have the right to submit issues for the agenda of the annual general shareholders' meeting and nominate candidates for the Board of Directors and the Revision Commission of the Company, the number of which cannot exceed the number of members of the corresponding body as defined in the Company's Articles of Association.

Such proposals shall be submitted to the Company not later than 30 days following the completion of a financial year.

Proposals on submitting issues for the agenda of the annual general shareholders' meeting and nominating candidates shall be made in written form and they shall include the name (company name) of the shareholders (shareholder) who submitted them, the number and category (type) of the shares owned by them, and they shall be signed by these shareholders (shareholder).

Whoever initiated the extraordinary general shareholders' meeting, if the proposed agenda of the extraordinary general shareholders' meeting includes the election of members of the Board of Directors of the Company, who shall be elected by cumulative voting, shareholders (shareholder) holding at least 2 (two) percent of the Company's voting shares have the right to nominate candidates for the Board of Directors of the Company, the number of which cannot exceed the number of the members of the Board of Directors of the Company. Such proposals shall be submitted to the Company not later than 30 days prior to the date of the extraordinary meeting.

Persons who have access to information (materials) provided for the preparation and holding of the meeting (session) of the supreme governing body of the issuer, and the procedure of getting acquainted with such information (materials):

Information (materials) that shall be presented to persons who have the right to participate in general shareholders' meetings in the process of preparing general shareholders' meetings of the Company includes annual accounting reports, including the auditor's opinion, and the opinion of the Company's Revision Commission on the results of annual accounting reports, information about candidates (candidate) nominated for the governing bodies of the Company, the Board of Directors, the Revision Commission, auditors of the Company, the draft of changes and amendments to the Company's Articles of Association, or the draft of the revised Articles of Association of the Company, drafts of the Company's internal documents approved by the general shareholders' meeting, draft resolutions of the general shareholders' meetings, and the Company's losses after the completion of a financial year, as well as other documents approved by the Board of Directors of the Company.

Information (materials) shall be presented to persons who have the right to participate in general shareholders' meetings in the process of preparing general shareholders' meetings of the Company, 20 days or, if the agenda of the general meeting includes questions of company reorganization, 30 days before the date of the general shareholders' meeting. This information shall be made available on the premises of the Company's governing body and other places specified in the notice about general shareholders' meetings, and also on the Company's website www.rbcinfosystems.ru.

This information (materials) shall be accessible to persons participating in general shareholders' meetings during these meetings.

The Company shall provide copies of the said documents to persons entitled to take part in general shareholders' meetings, and/or email these documents to such persons on their request. The charge imposed by the Company for delivery of said copies shall not exceed the cost of producing them. Плата, взимаемая Обществом за предоставление данных копий, не может превышать затраты на их изготовление.

10.1.5. Information about commercial organizations in which the issuer has at least 5 percent of the authorized (share) capital (mutual fund) or at least 5 percent of ordinary shares

Full company name: *"RBC Information Systems (Europe)" N.V.*
Short company name: *"RBC Information Systems (Europe)" N.V.*
Address: ***1 Schelmseweg, 6861WP Oosterbeek, the Netherlands***
Issuer's stake in the authorized capital of the legal entity: ***100 %***
This person's stake in the authorized capital of the issuer: ***0***
Stake in the ordinary shares of the issuer: ***0***

Full company name: *Closed Joint Stock Company RBC SOFT*
Short company name: *RBC SOFT CJSC*
Address: *75/9 Leninsky Prospekt, Moscow 119261*
Issuer's stake in the authorized capital of the legal entity: ***100 %***
Issuer's stake in the ordinary shares of the issuer: ***100 %***
This person's stake in the authorized capital of the issuer: ***0***
Stake in the ordinary shares of the issuer: ***0***

Full company name: *Closed Joint Stock Company RBC HOLDING*
Short company name: *RBC HOLDING CJSC*
Address: *75/9 Leninsky Prospekt, Moscow 119261*
Issuer's stake in the authorized capital of the legal entity: ***100 %***
Issuer's stake in the ordinary shares of the issuer: ***100 %***
This person's stake in the authorized capital of the issuer: ***0***
Stake in the ordinary shares of the issuer: ***0***

Full company name: *Closed Joint Stock Company ROSBUSINESSCONSULTING*
Short company name: *ROSBUSINESSCONSULTING CJSC*
Address: *78 Profsoyuznaya Street, Moscow 117393*
Issuer's stake in the authorized capital of the legal entity: ***100 %***
Issuer's stake in the ordinary shares of the issuer: ***100 %***
This person's stake in the authorized capital of the issuer: ***0***
Stake in the ordinary shares of the issuer: ***0***

Full company name: *Limited Liability Company RBC-Tsentr*
Short company name: *RBC-Tsentr LLC*
Address: *3B, Building 1, Sadovaya-Chernogryazskaya, Moscow 107078*
Issuer's stake in the authorized capital of the legal entity: ***100 %***
This person's stake in the authorized capital of the issuer: ***0***
Stake in the ordinary shares of the issuer: ***0***
Stake in the ordinary shares of the issuer: ***0***

Full company name: *Closed Joint Stock Company SK GARANT*
Short company name: *SK GARANT CJSC*
Address: *premises of the Board, 18-20 Sadovaya-Triumfalnaya, Moscow 103006*
Issuer's stake in the authorized capital of the legal entity: ***100 %***
Issuer's stake in the ordinary shares of the issuer: ***100 %***
This person's stake in the authorized capital of the issuer: ***0***
Stake in the ordinary shares of the issuer: ***0***

Full company name: *Closed Joint Stock Company RBC TV*
Short company name: *RBC TV CJSC*
Address: *75/9 Leninsky Prospekt, Moscow 119261*
Issuer's stake in the authorized capital of the legal entity: *100 %*
Issuer's stake in the ordinary shares of the issuer: *100 %*
This person's stake in the authorized capital of the issuer: *0.11%*
Stake in the ordinary shares of the issuer: *0.11%*

Full company name: *Limited Liability Company RBC-Reklama*
Short company name: *RBC-Reklama LLC*
Address: *75/9 Leninsky Prospekt, Moscow 119261*
Issuer's stake in the authorized capital of the legal entity: *100 %*
This person's stake in the authorized capital of the issuer: *0*
Stake in the ordinary shares of the issuer: *0*

Full company name: *Limited Liability Company RBC Publishing*
Short company name: *RBC Publishing LLC*
Address: *29 Choros-Gurkina Street, Gorno-Altaysk 649000, Russia*
Issuer's stake in the authorized capital of the legal entity: *100 %*
This person's stake in the authorized capital of the issuer: *0*
Stake in the ordinary shares of the issuer: *0*

Full company name: *Closed Joint Stock Company Information and Research Center POLITICS, ECONOMICS, MARKETING*
Short company name: *IITs PEKOM CJSC*
Address: *24 Kvessiskaya Street, Moscow 127220*
Issuer's stake in the authorized capital of the legal entity: *100 %*
Issuer's stake in the ordinary shares of the issuer: *100 %*
This person's stake in the authorized capital of the issuer: *0*
Stake in the ordinary shares of the issuer: *0*

10.1.6. Information on material transactions concluded by the issuer

Date of transaction: September 27, 2001
Subject of the transaction and other material terms: acquisition of 100 percent of shares in RBC Publishing Closed Joint-Stock Company from SK GARANT Closed Joint-Stock Company
Information on compliance with requirements for state registration and/or notarization of the transaction as stipulated by law of the Russian Federation: not required
Price of the transaction in monetary terms and as a percentage of the balance sheet value of the issuer's assets as of the end date of the last completed accounting period prior to the date of approval of the securities prospectus: 8,400 (eight thousand four hundred) rubles 00 kopecks, which equals 10.12 percent of the balance sheet value of the issuer's assets as of 1 July, 2001.
Deadline for the discharge of obligations under the transaction and information about the obligations: obligations under the transaction fulfilled
In the event of any delay in the performance of obligations under the transactions on the part of the counterparty or the issuer – reasons for such delay (if known to the issuer) and consequences for the counterparty or the issuer with indication of penalty provisions specified by the terms and conditions of the transaction: no delay in the performance of obligations
Information on the referral of the completed transaction to major transactions, as well as on the approval of the transaction by the issuer's governing body: the transaction is not held as major, the transaction was approved as a related party transaction by the general shareholders' meeting, Minutes No. 1 dated September 26, 2001.
Other information on the completed transaction to be specified by the issuer at its discretion: not specified

Date of transaction: September 28, 2001

Subject of the transaction and other material terms and conditions: acquisition of 100 percent of shares in RBC-Centre Limited Liability Company from SK GARANT Closed Joint-Stock Company
Information on compliance with requirements for state registration and/or notarization of the transaction as stipulated by law of the Russian Federation: not required
Price of the transaction in monetary terms and as a percentage of the balance sheet value of the issuer's assets as of the end date of the last completed accounting period prior to the date of approval of the securities prospectus: 8,400 (eight thousand four hundred) rubles 00 kopecks, which equals 10.12 percent of the balance sheet value of the issuer's assets as of 1 July, 2001.
Deadline for the discharge of obligations under the transaction and information about the obligations: obligations under the transaction fulfilled
In the event of any delay in the performance of obligations under the transactions on the part of the counterparty or the issuer – reasons for such delay (if known to the issuer) and consequences for the counterparty or the issuer with indication of penalty provisions specified by the terms and conditions of the transaction: no delay in the performance of obligations
Information on the referral of the completed transaction to major transactions, as well as on the approval of the transaction by the issuer's governing body: the transaction is not held as major, the transaction was approved as a related party transaction by the general shareholders' meeting, Minutes No. 2 dated September 27, 2001.
Other information on the completed transaction to be specified by the issuer at its discretion: not specified

Date of transaction: September 28, 2001
Subject of the transaction and other material terms and conditions: acquisition of a percentage of common registered non-documentary shares in RosBusinessConsulting Closed Joint-Stock Company in the amount of 108 (one hundred and eight) securities of a par value of 100 (one hundred) rubles each from German V. Kaplun.
Information on compliance with requirements for state registration and/or notarization of the transaction as stipulated by law of the Russian Federation: not required
Price of the transaction in monetary terms and as a percentage of the balance sheet value of the issuer's assets as of the end date of the last completed accounting period prior to the date of approval of the securities prospectus: 10,800 (ten thousand eight hundred) rubles 00 kopecks, which equals 13.01 percent of the balance sheet value of the issuer's assets as of 1 July, 2001.
Deadline for the discharge of obligations under the transaction and information about the obligations: obligations under the transaction fulfilled
In the event of any delay in the performance of obligations under the transactions on the part of the counterparty or the issuer – reasons for such delay (if known to the issuer) and consequences for the counterparty or the issuer with indication of penalty provisions specified by the terms and conditions of the transaction: no delay in the performance of obligations
Information on the referral of the completed transaction to major transactions, as well as on the approval of the transaction by the issuer's governing body: the transaction is not held as major, the transaction was approved as a related party transaction by the general shareholders' meeting, Minutes No. 3 dated September 28, 2001.
Other information on the completed transaction to be specified by the issuer at its discretion: not specified

Date of transaction: September 28, 2001
Subject of the transaction and other material terms and conditions: acquisition of a percentage of common registered non-documentary shares in RosBusinessConsulting Closed Joint-Stock Company totaling 107 (one hundred and seven) securities of a par value of 100 (one hundred) rubles each from Alexander M. Morgulchik
Information on compliance with requirements for state registration and/or notarization of the transaction as stipulated by law of the Russian Federation: not required
Price of the transaction in monetary terms and as a percentage of the balance sheet value of the issuer's assets as of the end date of the last completed accounting period prior to the date of approval of the securities prospectus: 10,700 (ten thousand seven hundred) rubles 00 kopecks, which equals 12.89 percent of the balance sheet value of the issuer's assets as of 1 July, 2001.

Deadline for the discharge of obligations under the transaction and information about the obligations: obligations under the transaction fulfilled
In the event of any delay in the performance of obligations under the transactions on the part of the counterparty or the issuer – reasons for such delay (if known to the issuer) and consequences for the counterparty or the issuer with indication of penalty provisions specified by the terms and conditions of the transaction: no delay in the performance of obligations
Information on the referral of the completed transaction to major transactions, as well as on the approval of the transaction by the issuer's governing body: the transaction is not held as major, the transaction was approved as a related party transaction by the general shareholders' meeting, Minutes No. 3 dated September 28, 2001.
Other information on the completed transaction to be specified by the issuer at its discretion: not specified

Date of transaction: September 28, 2001
Subject of the transaction and other material terms and conditions: acquisition of a percentage of common registered non-documentary shares in RosBusinessConsulting Closed Joint-Stock Company totaling 107 (one hundred and seven) securities of a par value of 100 (one hundred) rubles each from Dmitry G. Belik
Information on compliance with requirements for state registration and/or notarization of the transaction as stipulated by law of the Russian Federation: not required
Price of the transaction in monetary terms and as a percentage of the balance sheet value of the issuer's assets as of the end date of the last completed accounting period prior to the date of approval of the securities prospectus: 10,700 (ten thousand seven hundred) rubles 00 kopecks, which equals 12.89 percent of the balance sheet value of the issuer's assets as of 1 July, 2001.
Deadline for the discharge of obligations under the transaction and information about the obligations: obligations under the transaction fulfilled
In the event of any delay in the performance of obligations under the transactions on the part of the counterparty or the issuer – reasons for such delay (if known to the issuer) and consequences for the counterparty or the issuer with indication of penalty provisions specified by the terms and conditions of the transaction: no delay in the performance of obligations
Information on the referral of the completed transaction to major transactions, as well as on the approval of the transaction by the issuer's governing body: the transaction is not held as major, the transaction was approved as a related party transaction by the general shareholders' meeting, Minutes No. 3 dated September 28, 2001.
Other information on the completed transaction to be specified by the issuer at its discretion: not specified

Date of transaction: September 28, 2001
Subject of the transaction and other material terms and conditions: acquisition of a percentage of common registered non-documentary shares in RBC HOLDING Closed Joint-Stock Company totaling 9,834 (nine thousand eight hundred and thirty four) securities of a par value of 10 (ten) rubles each from German V. Kaplun
Information on compliance with requirements for state registration and/or notarization of the transaction as stipulated by law of the Russian Federation: not required
Price of the transaction in monetary terms and as a percentage of the balance sheet value of the issuer's assets as of the end date of the last completed accounting period prior to the date of approval of the securities prospectus: 98,340 (ninety eight thousand three hundred and forty) rubles 00 kopecks, which equals 118.48 percent of the balance sheet value of the issuer's assets as of 1 July, 2001.
Deadline for the discharge of obligations under the transaction and information about the obligations: obligations under the transaction fulfilled
In the event of any delay in the performance of obligations under the transactions on the part of the counterparty or the issuer – reasons for such delay (if known to the issuer) and consequences for the counterparty or the issuer with indication of penalty provisions specified by the terms and conditions of the transaction: no delay in the performance of obligations
Information on the referral of the completed transaction to major transactions, as well as on the approval of the transaction by the issuer's governing body: the transaction is held as a major one, the

transaction was approved by the general shareholders' meeting, Minutes No. 4 dated September 28, 2001.
Other information on the completed transaction to be specified by the issuer at its discretion: not specified

Date of transaction: September 28, 2001
Subject of the transaction and other material terms and conditions: acquisition of a percentage of common registered non-documentary shares in RBC HOLDING Closed Joint-Stock Company totaling 9,834 (nine thousand eight hundred and thirty four) securities of a par value of 10 (ten) rubles each from Alexander M. Morgulchik
Information on compliance with requirements for state registration and/or notarization of the transaction as stipulated by law of the Russian Federation: not required
Price of the transaction in monetary terms and as a percentage of the balance sheet value of the issuer's assets as of the end date of the last completed accounting period prior to the date of approval of the securities prospectus: 98,340 (ninety eight thousand three hundred and forty) rubles 00 kopecks, which exceeds 118.48 percent of the balance sheet value of the issuer's assets as of 1 July, 2001.
Deadline for the discharge of obligations under the transaction and information thereon: obligations under the transaction fulfilled
In the event of any delay in the performance of obligations under the transactions on the part of the counterparty or the issuer – reasons for such delay (if known to the issuer) and consequences for the counterparty or the issuer with indication of penalty provisions specified by the terms and conditions of the transaction: no delay in the performance of obligations
Information on the referral of the completed transaction to major transactions, as well as on the approval of the transaction by the issuer's governing body: the transaction is held as a major one and was approved by the general shareholders' meeting, Minutes No. 4 dated September 28, 2001.
Other information on the completed transaction to be specified by the issuer at its discretion: not specified

Date of transaction: September 28, 2001
Subject of the transaction and other material terms and conditions: acquisition of a percentage of common registered non-documentary shares in RBC HOLDING Closed Joint-Stock Company totaling 9,834 (nine thousand eight hundred and thirty four) securities of a par value of 10 (ten) rubles each from Dmitry G. Belik
Information on compliance with requirements for state registration and/or notarization of the transaction as stipulated by law of the Russian Federation: not required
Price of the transaction in monetary terms and as a percentage of the balance sheet value of the issuer's assets as of the end date of the last completed accounting period prior to the date of approval of the securities prospectus: 98,340 (ninety eight thousand three hundred and forty) rubles 00 kopecks, which exceeds 100 percent of the balance sheet value of the issuer's assets as of 1 July, 2001.
Deadline for the discharge of obligations under the transaction and information thereon: obligations under the transaction fulfilled
In the event of any delay in the performance of obligations under the transactions on the part of the counterparty or the issuer – reasons for such delay (if known to the issuer) and consequences for the counterparty or the issuer with indication of penalty provisions specified by the terms and conditions of the transaction: no delay in the performance of obligations
Information on the referral of the completed transaction to major transactions, as well as on the approval of the transaction by the issuer's governing body: the transaction is held as major and was approved by the general shareholders' meeting, Minutes No. 4 dated September 28, 2001
Other information on the completed transaction to be specified by the issuer at its discretion: not specified

Date of transaction: February 3, 2003
Subject of the transaction and other material terms and conditions: acquisition of a percentage of common registered non-documentary shares in RBC TV Closed Joint-Stock Company totaling 9,000 (nine thousand) securities of a par value of 10 (ten) rubles at an offering price of 35,555.56 (thirty thousand five hundred and fifty five 56/100) rubles each

Information on compliance with requirements for state registration and/or notarization of the transaction as stipulated by law of the Russian Federation: not required
Price of the transaction in monetary terms and as a percentage of the balance sheet value of the issuer's assets as of the end date of the last completed accounting period prior to the date of approval of the securities prospectus: 320,000,040 (three hundred and twenty million and forty) rubles 00 kopecks, which exceeds 57.06 percent of the balance sheet value of the issuer's assets as of December 31, 2002
Deadline for the discharge of obligations under the transaction and information thereon: obligations under the transaction fulfilled
In the event of any delay in the performance of obligations under the transactions on the part of the counterparty or the issuer – reasons for such delay (if known to the issuer) and consequences for the counterparty or the issuer with indication of penalty provisions specified by the terms and conditions of the transaction: no delay in the performance of obligations
Information on the referral of the completed transaction to major transactions, as well as on the approval of the transaction by the issuer's governing body: the transaction was approved by the general shareholders' meeting, Minutes No. 13 dated June 3, 2003
Other information on the completed transaction to be specified by the issuer at its discretion: not specified

Date of transaction: December 30, 2002
Subject of the transaction and other material terms and conditions: extension of a loan to RosBusinessConsulting Publishing House Closed Joint-Stock Company on the part of the issuer
Information on compliance with requirements for state registration and/or notarization of the transaction as stipulated by law of the Russian Federation: not required
Price of the transaction in monetary terms and as a percentage of the balance sheet value of the issuer's assets as of the end date of the last completed accounting period prior to the date of approval of the securities prospectus: 76,000,000 (seventy six million) rubles 00 kopecks, which equals 13.96 percent of the balance sheet value of the issuer's assets as of October 1, 2002
Deadline for the discharge of obligations under the transaction and information thereon: obligations under the transaction fulfilled
In the event of any delay in the performance of obligations under the transactions on the part of the counterparty or the issuer – reasons for such delay (if known to the issuer) and consequences for the counterparty or the issuer with indication of penalty provisions specified by the terms and conditions of the transaction: no delay in the performance of obligations
Information on the referral of the completed transaction to major transactions, as well as on the approval of the transaction by the issuer's governing body: the transaction is not held as major, the transaction was approved as a related party transaction by the general shareholders' meeting, Minutes No. 13 dated June 3, 2003
Other information on the completed transaction to be specified by the issuer at its discretion: not specified

Date of transaction: February 3, 2003
Subject of the transaction and other material terms and conditions: extension of a loan to RosBusinessConsulting Publishing House Closed Joint-Stock Company on the part of the issuer
Information on compliance with requirements for state registration and/or notarization of the transaction as stipulated by law of the Russian Federation: not required
Price of the transaction in monetary terms and as a percentage of the balance sheet value of the issuer's assets as of the end date of the last completed accounting period prior to the date of approval of the securities prospectus: the loan value of 114,000,000 (one hundred and fourteen million) rubles 00 kopecks, which equals 20.33 percent of the issuer's assets as of December 31, 2002
Deadline for the discharge of obligations under the transaction and information thereon: the transaction was completed on November 30, 2003
In the event of any delay in the performance of obligations under the transactions on the part of the counterparty or the issuer – reasons for such delay (if known to the issuer) and consequences for the counterparty or the issuer with indication of penalty provisions specified by the terms and conditions of the transaction: no delay in the performance of obligations

Information on the referral of the completed transaction to major transactions, as well as on the approval of the transaction by the issuer's governing body: the transaction was approved by the general shareholders' meeting, Minutes No. 13 dated June 3, 2003
Other information on the completed transaction to be specified by the issuer at its discretion: not specified

Date of transaction: February 27, 2004
Subject of the transaction and other material terms and conditions: a credit line agreement with Moskommertsbank Commercial Bank Limited Liability Company
Information on compliance with requirements for state registration and/or notarization of the transaction as stipulated by law of the Russian Federation: not required
Price of the transaction in monetary terms and as a percentage of the balance sheet value of the issuer's assets as of the end date of the last completed accounting period prior to the date of approval of the securities prospectus: the credit line limit of 4,500,000 (four million five hundred thousand) US dollars, interest on credit of 13.25 percent per annum, a commission fee for the opening and maintenance of a loan account of 96,450 US dollars, based on the loan value the maximum contract value shall amount to around 32 percent of the issuer's assets.
The period of performance of obligations under the transaction and information thereon: the loan is extended for a term of 5 years.
In the event of any delay in the performance of obligations under the transactions on the part of the counterparty or the issuer – reasons for such delay (if known to the issuer) and consequences for the counterparty or the issuer with indication of penalty provisions specified by the terms and conditions of the transaction: no delay in the performance of obligations
Information on the referral of the completed transaction to major transactions, as well as on the approval of the transaction by the issuer's governing body: the transaction is held as a major one, the transaction was approved by the general shareholders' meeting, Minutes No. 26 dated February 12, 2004
Other information on the completed transaction to be specified by the issuer at its own discretion: not specified

Date of transaction: November 26, 200
Subject of the transaction and other material terms and conditions: extension of a loan to RBC Investments (Cyprus) Ltd. on the part of the issuer
Information on compliance with requirements for state registration and/or notarization of the transaction as stipulated by law of the Russian Federation: not required
Price of the transaction in monetary terms and as a percentage of the balance sheet value of the issuer's assets as of the end date of the last completed accounting period prior to the date of approval of the securities prospectus: the loan value of 117,500,000 (one hundred and seventeen million five hundred thousand) rubles 00 kopecks, which equals 20.89 percent of the balance sheet value of the issuer's assets as of September 30, 2003
Deadline for the discharge of obligations under the transaction and information thereon: obligations under the transaction fulfilled
In the event of any delay in the performance of obligations under the transactions on the part of the counterparty or the issuer – reasons for such delay (if known to the issuer) and consequences for the counterparty or the issuer with indication of penalty provisions specified by the terms and conditions of the transaction: no delay in the performance of obligations
Information on the referral of the completed transaction to major transactions, as well as on the approval of the transaction by the issuer's governing body: the transaction is not held as major, the transaction was approved as a related party transaction by the general shareholders' meeting, Minutes No. 15 dated June 16, 2004
Other information on the completed transaction to be specified by the issuer at its own discretion: not specified

Date of transaction: June 10, 2004
Subject of the transaction and other material terms and conditions: extension of a loan to RBC SOFT Closed Joint-Stock Company on the part of the issuer

Information on compliance with requirements for state registration and/or notarization of the transaction as stipulated by law of the Russian Federation: not required
Price of the transaction in monetary terms and as a percentage of the balance sheet value of the issuer's assets as of the end date of the last completed accounting period prior to the date of approval of the securities prospectus: the loan value of 87,135,000 (eighty seven million one hundred and thirty five thousand) rubles 00 kopecks, which equals 13.24 percent of the balance sheet value of the issuer's assets as of March 31, 2004
Deadline for the discharge of obligations under the transaction and information thereon: obligations under the transaction fulfilled
In the event of any delay in the performance of obligations under the transactions on the part of the counterparty or the issuer – reasons for such delay (if known to the issuer) and consequences for the counterparty or the issuer with indication of penalty provisions specified by the terms and conditions of the transaction: no delay in the performance of obligations
Information on the referral of the completed transaction to major transactions, as well as on the approval of the transaction by the issuer's governing body: the transaction is not held as major, the transaction was approved as a related party transaction by the general shareholders' meeting, Minutes No. 16 dated July 6, 2005
Other information on the completed transaction to be specified by the issuer at its own discretion: not specified

Date of transaction: June 11, 2004
Subject of the transaction and other material terms and conditions: extension of a loan to RBC Publishing Closed Joint-Stock Company on the part of the issuer
Information on compliance with requirements for state registration and/or notarization of the transaction as stipulated by law of the Russian Federation: not required
Price of the transaction in monetary terms and as a percentage of the balance sheet value of the issuer's assets as of the end date of the last completed accounting period prior to the date of approval of the securities prospectus: the loan value of 75,250,000 (seventy five million two hundred and fifty thousand) rubles 00 kopecks, which equals 11.44 percent of the balance sheet value of the issuer's assets as of March 31, 2004
Deadline for the discharge of obligations under the transaction and information thereon: obligations under the transaction fulfilled
In the event of any delay in the performance of obligations under the transactions on the part of the counterparty or the issuer – reasons for such delay (if known to the issuer) and consequences for the counterparty or the issuer with indication of penalty provisions specified by the terms and conditions of the transaction: no delay in the performance of obligations
Information on the referral of the completed transaction to major transactions, as well as on the approval of the transaction by the issuer's governing body: the transaction is not held as major, the transaction was approved as a related party transaction by the general shareholders' meeting, Minutes No. 16 dated July 6, 2005
Other information on the completed transaction to be specified by the issuer at its own discretion: not specified

Date of transaction: September 7, 2004
Subject of the transaction and other material terms and conditions: extension of a loan to RosBusinessConsulting Closed Joint-Stock Company on the part of the issuer
Information on compliance with requirements for state registration and/or notarization of the transaction as stipulated by law of the Russian Federation: not required
Price of the transaction in monetary terms and as a percentage of the balance sheet value of the issuer's assets as of the end date of the last completed accounting period prior to the date of approval of the securities prospectus: the loan value of 121,700,000 (one hundred and twenty one million seven hundred thousand) rubles 00 kopecks, which equals 17.89 percent of the balance sheet value of the issuer's assets as of June 30, 2004
Deadline for the discharge of obligations under the transaction and information thereon: obligations under the transaction fulfilled
In the event of any delay in the performance of obligations under the transactions on the part of the counterparty or the issuer – reasons for such delay (if known to the issuer) and consequences for the

counterparty or the issuer with indication of penalty provisions specified by the terms and conditions of the transaction: no delay in the performance of obligations
Information on the referral of the completed transaction to major transactions, as well as on the approval of the transaction by the issuer's governing body: the transaction is not held as major, the transaction was approved as a related party transaction by the general shareholders' meeting, Minutes No. 16 dated July 6, 2005
Other information on the completed transaction to be specified by the issuer at its own discretion: not specified

Date of transaction: March 25, 2004
Subject of the transaction and other material terms and conditions: extension of a loan to RBC Investments (Cyprus) Ltd. on the part of the issuer
Information on compliance with requirements for state registration and/or notarization of the transaction as stipulated by law of the Russian Federation: not required
Price of the transaction in monetary terms and as a percentage of the balance sheet value of the issuer's assets as of the end date of the last completed accounting period prior to the date of approval of the securities prospectus: the loan value of 75,000,000 (seventy five million) rubles 00 kopecks, which equals 13.36 percent of the balance sheet value of the issuer's assets as of December 12, 2003
Deadline for the discharge of obligations under the transaction and information thereon: obligations under the transaction fulfilled
In the event of any delay in the performance of obligations under the transactions on the part of the counterparty or the issuer – reasons for such delay (if known to the issuer) and consequences for the counterparty or the issuer with indication of penalty provisions specified by the terms and conditions of the transaction: no delay in the performance of obligations
Information on the referral of the completed transaction to major transactions, as well as on the approval of the transaction by the issuer's governing body: the transaction is not held as major, the transaction was approved as a related party transaction by the general shareholders' meeting, Minutes No. 16 dated July 6, 2005
Other information on the completed transaction to be specified by the issuer at its own discretion: not specified

Date of transaction: July 21, 2004
Subject of the transaction and other material terms and conditions: extension of a loan to RBC Investments (Cyprus) Ltd. on the part of the issuer
Information on compliance with requirements for state registration and/or notarization of the transaction as stipulated by law of the Russian Federation: not required
Price of the transaction in monetary terms and as a percentage of the balance sheet value of the issuer's assets as of the end date of the last completed accounting period prior to the date of approval of the securities prospectus: the loan value of 206,000,000 (two hundred and six million) rubles 00 kopecks, which equals 31.31 percent of the balance sheet value of the issuer's assets as of March 31, 2004
Deadline for the discharge of obligations under the transaction and information thereon: obligations under the transaction fulfilled
In the event of any delay in the performance of obligations under the transactions on the part of the counterparty or the issuer – reasons for such delay (if known to the issuer) and consequences for the counterparty or the issuer with indication of penalty provisions specified by the terms and conditions of the transaction: no delay in the performance of obligations
Information on the referral of the completed transaction to major transactions, as well as on the approval of the transaction by the issuer's governing body: the transaction is not held as major, the transaction was approved as a related party transaction by the general shareholders' meeting, Minutes No. 16 dated July 6, 2005
Other information on the completed transaction to be specified by the issuer at its own discretion: not specified

10.1.7. Information on issuer's credit ratings

No ratings have been assigned to the issuer and the securities.

10.2. Information on categories (types) of the issued securities

share category: *common registered non-documentary*
par value of each share: *0.001(zero point zero zero one) ruble*
number of shares outstanding: *115 000 000*
number of additional shares being distributed: *4 260 000*
number of shares offered: *15 000 000*
number of shares in issuer's balance sheet: *0*
number of additional shares which may be placed as a result of conversion of securities which may be converted into shares, or performance of obligations on the issuer's option: *0*
state registration number and date of state registration for all issues:
1-01-05214-A dated November 10, 2000
1-02-05214-A dated September 17, 2001
1-03-05214-A dated December 21, 2001
1-04-05214-A dated March 27, 2002
1-03-05214-A-002D dated May 18, 2004
Under the order No. 1325 dated September 22, 2003, filed by the regional department of the Federal Commission for the Securities Market of Russia in the Central Federal District, the share issues have been united and the aggregate share issue has been assigned number 1-03-05214-A dated September 22, 2003.
Under the order No. 570 dated March 3, 2005, filed by the regional department of the Federal Financial Markets Service of Russia in the Central Federal District , the state registration number 1-03-05214-A-002D dated May 18, 2004, has been amended, so that the individual number (code) 002D has been annulled.
Shares give holders the following rights:
in accordance with the Articles of Association of RBC Information Systems OJSC (hereinafter referred to as "the Company") every shareholder has the right to:

- *alienate shares he/she holds without the consent of other shareholders and the Company;*
- *shareholders of the Company have the preemptive right to acquire additional shares and issued convertible-to-shares securities distributed through public offering in proportion to their holding of a certain category (type) of shares;*
- *shareholders of the Company who voted against or did not participate in the voting on a private offering of shares and issued convertible-to-shares securities shall have the preemptive right to acquire additional shares and convertible-to-shares securities distributed through private offering in proportion to their holding of a certain category (type) of shares. This right shall not apply to the private offering of shares and other issued securities to the shareholders of the company in the event that shareholders thus can acquire a whole number of the offered securities and other convertible-to-shares securities in proportion to their holding of a certain category (type) of shares;*
- *receive their part of net profit (dividends) to be distributed to shareholders in accordance with legally established procedures and the Articles of Association depending on the category (type) of the shares they hold;*
- *receive their part of the Company's property (liquidation quota) remaining after the liquidation of the Company in proportion to their holding of a certain category (type) of shares;*
- *have access to the Company's documents in accordance with legally established procedures and the Articles of Association and receive their copies on a paid basis;*
- *exercise other rights stipulated by law, the Articles of Association and decisions of general shareholders' meetings made within their competence.*

Common shares of the Company each have equal par value and grant their holders a similar scope of rights.

Under the federal law "On joint-stock companies", holders of the Company's common shares are entitled to participate in a general shareholders' meeting and vote on all matters within its competence, as well as to receive dividends and a part of the Company's property (liquidation quota) in the event that the Company is liquidated.

Shares granting the right to vote on all matters within the competence of a general shareholders' meeting grant their holders the right:

- *to participate in voting (including by absentee vote) at a general shareholders' meeting on all matters within its competence;*
- *to nominate candidates for the Company's bodies in accordance with legally established procedures and the Articles of Association;*
- *to submit proposals for the agenda of a general shareholders' meeting in accordance with legally established procedures and the Articles of Association;*
- *to demand access to the list of persons entitled to participate in the general shareholders' meetings in accordance with legally established procedures and the Articles of Association;*
- *to access accounting documents of the Company in accordance with legally established procedures and the Articles of Association;*
- *to demand that a general shareholders' meeting and review of the Company's financial and operational performance by its audit and compliance commission be convened in accordance with legally established procedures and the Articles of Association;*
- *to demand redemption of all or a part of his/her holding by the Company in the events stipulated by law.*

Other information on shares the issuer considers necessary to be mentioned:
No information is mentioned.

10.3. Information on previous issues of the issuer's securities excluding the issuer's shares

No such securities have been issued

10.4. Information on the entity (entities) securing bonds of the issue

Such information on the issue is not provided

10.5. Terms of enhancing the performance of obligations under the bonds of the issue

Not specified for the issue

10.6. Information on the bodies in charge of record-keeping of rights for the issuer's securities

Full corporate name: *Closed Joint Stock Company IRKOL*
Short company name: *IRKOL CJSC*
Location: *Building 1, 3/4 Boyarsky Pereulok, Moscow 107078, Russia*
Tel.: *+7 (095) 208-15-15, 207-15-15* Fax: *+7 (095) 208-34-34*
E-mail: *corp@ircol.ru*
License:
License No.: *10-000-1-00250*
Date of issuance: *9.08.2002*
Expiry date: *perpetual*
Issuing body*: the Federal Commission for the Securities Market of Russia*
The date when said registrar started conducting the register of the issuer's registered security: *12.03.2002*

10.7. Information on regulations governing the matters of capital import and export which could affect the payment of dividends interests and other payments to non-residents

The Russian federal law "On currency regulation and currency control" No. 3615-1 dated October 9, 1992 (in the editions of the federal laws dated December 29, 1998 No. 192-FZ, dated July 5, 1999. No. 128-FZ, dated May 31, 2001, No. 72-FZ, dated August 8, 2001, No. 130-FZ, dated December 30, 2001, No. 196-FZ, dated December 31, 2002, No. 187-FZ, dated December 31, 2002, No. 192-FZ, dated February 27, 2003, No. 28-FZ, dated July 7, 2003, No. 116-FZ, dated December 10, 2003, No. 173-FZ, with the amendments adopted by a decision of the Russian Constitution Court dated March 4, 1999, No. 50-O)

The federal law "On foreign investments in the Russian Federation" dated July 9, 1999, No. 160-FZ (in the editions of the federal laws dated March 21, 2002, No. 31-FZ, dated July 25, 2002, No. 117-FZ, dated December 8, 2003, No. 169-FZ)

- the federal law "On investment activities in the Russian Federation performed as foreign capital investments" dated February 25, 1999, No. 39-FZ (in the edition of the federal law dated January 2, 2000, No. 22-FZ)

- Foreign treaties entered into by the Russian Federation regulating double taxation avoidance.

The President's decree dated June 10, 1994, No. 1184 "On improving the performance of the Russian banking system" (with amendments dated April 27, 1995)

The President's decree dated November 17, 1993, No. 1924 "On activities of foreign banks and banks with equity participation by non-residents in the Russian Federation"

Regulation of the Central Bank of Russia dated January 29, 2003, No. 214-P "On the settlement procedures for cross-frontier transactions between residents and non-residents constituting acquirement and sale of goods abroad without importing them into the customs territory of the Russian Federation"

Regulation of the Central Bank of Russia dated October 24, 2001, No. 157-P "On the settlement procedures for agreements on the performance of work, rendering services or transfer of outcome of intellectual activities between residents and non-residents"

Regulation of the Central Bank of Russia dated February 20, 2001, No. 134-P "On the settlement procedures for foreign currency transactions between residents employed in fishing and non-residents employed in their agent service conducted on a netting basis"

Instruction of the Central Bank of Russia dated December 28, 2000, No. 96-I "On type C special accounts of non-residents" (with amendments dated February 25 and August 13, 2003)

Procedure for the transfer of funds from type C (investment) special accounts of non-residents to type C (conversion) accounts of non-residents (appendix 3 to the instruction of the Central Bank of Russia dated December 28, 2000, No. 96-I, in the edition of the prescription of the Russian Central Bank dated February 25, 2003, No. 1253-U)

Instruction of the Central Bank of Russia dated October 12, 2000, No. 93-I "On the procedure for opening Russian national currency bank accounts for non-residents by authorized banks and conducting transactions through these accounts"

Regulation of the Central Bank of Russia and the Federal Customs Service dated January 12, 2000, No. 105-P, 01-100/1 "On the procedure for exporting foreign currency by individuals from the Russian Federation"

Regulation of the Central Bank of Russia dated October 14, 1999, No. 93-P "On the procedure for conducting certain foreign currency transactions"

Regulation of the Central Bank of Russia dated August 15, 1997, No. 503 "On the suspension of foreign currency settlement of transactions involving sale of goods (conducting of work or rendering services) to individuals in the Russian Federation" (with amendments dated October 12, 2000, July 20, 2001)

Decree of the Central Bank of Russia dated April 24, 1996, No. 02-94 "On the adoption of the Regulation on the procedure for conducting certain foreign currency transactions in the Russian Federation and on the reporting and furnishing of reports of certain types of transactions" (with amendments dated February 3, August 27, October 24, 1997, October 12, 2000, September 17, 2001, August 20, 2002)

Prescription of the Central Bank of Russia dated July 2, 2001, No. 991-U "On the list of securities in which non-residents conduct transactions involving type C special non-resident accounts"

Prescription of the Central Bank of Russia dated February 28, 2001, No. 924-U "On non-resident banks' furnishing of documents to the authorized bank when opening Russian national currency accounts"

Prescription of the Central Bank of Russia dated October 8, 1999, No. 660-U "On the procedure for conducting foreign currency transactions involving raising and repayment of foreign investments"

Prescription of the Central Bank of Russia dated September 15, 1999, No. 638-U "On authorized banks' settlements of non-residents' transactions in the organized securities market" (with amendments dated January 12, 2000, June 27, 2001)

Prescription of the Central Bank of Russia dated July 21, 1999, No. 611-U "On conducting foreign currency transactions constituting donation or debt forgiveness"

Regulation of the Central Bank of Russia dated March 23, 1999, No. 68-P "On the specific characteristics of non-residents' transactions with Russian national currency denominated securities of Russian issuers and conversion deals" (with amendments dated May 18, 1999, June 27, 2001)

Prescription of the Central Bank of Russia dated September 4, 1998, No. 344-U "On the suspension of residents' payments under forward foreign exchange contracts to non-residents"

Information letter of the Central Bank of Russia dated June 27, 2003, No. 24 "Generalization of the practice of implementing the regulation of the Russian Central Bank dated January 29, 2003, No. 214-P "On the settlement procedures for cross-border transactions between residents and non-residents constituting the acquirement and sale of goods abroad without importing them into the customs territory of the Russian Federation"

Information letter of the Central Bank of Russia dated May 16, 2003, No. 23 "Generalization of the practice of implementing the regulations of the Russian Central Bank covering currency regulation and currency control"

Information letter of the Central Bank of Russia dated December 27, 2002, No. 21 "Generalization of the practice of implementing the regulations of the Russian Central Bank covering currency regulation and currency control"

The letter of the State Customs Service dated June 29, 2001, No. 01-30/25671 "On customs processing of foreign currency imported by individuals"

Generalization of the practice of implementing regulations of the Russian Central Bank applying to matters of currency regulation "Matters of implementing the Instruction of the Central Bank of Russia dated July 16, 1993, No. 16 "On the procedure for opening and maintaining Russian national currency non-resident accounts by authorized banks" (hereinafter referred to as the Instruction of the Bank of Russia No. 16)"

Generalization of the practice of implementing regulations of the Russian Central Bank applying to matters of currency regulation "Matters of implementing the Prescription of the Central Bank of Russia dated October 8, 1999, No. 660-U "On the procedure for conducting foreign currency transactions involving raising and repayment of foreign investments" (hereinafter referred to as the Prescription of the Bank of Russia 660-U)"

Generalization of the practice of implementing regulations of the Russian Central Bank applying to matters of currency regulation. Matters related to the implementation of the Instruction of the Russian Central Bank dated July 16, 1993, No. 16 "On the procedure for opening and maintaining Russian national currency non-resident accounts by authorized banks ", Clause 2

Generalization of the practice of implementing regulations of the Russian Central Bank applying to matters of currency regulation. Matters related to the implementation of the Regulation of the Central Bank of Russia dated April 24, 1996, No. 39 "On the revision of the procedure for the settlement of certain foreign currency transactions in the Russian Federation"

The decision by the board of directors of the Bank of Russia dated August 17, 1998, "On the suspension of transactions involving residents' payments to non-residents"

The letter of the Central Bank of Russia dated August 13, 1996, No. 12-562, "Clarifications on matters of currency control"

The letter of the Central Bank of Russia dated April 13, 1994, No. 88 "On the procedure for settling transactions involving gold certificates of the Russian Finance Ministry issued in 1993 in the Russian Federation" (with amendments dated November 29, 2000)

The decision of the Supreme Court of the Russian Federation dated January 29, 2001, No. GKPI 00-1386, "The declaration of the court's not upholding the claim for announcing "The procedure for importing foreign currency to the Russian Federation and exporting foreign currency from the Russian Federation without opening current foreign currency accounts" dated August 27, 1997, No. 508, adopted by the decree of the Bank of Russia dated August 27, 1997, No. 02-371 inconsistent with the law ".

10.8. Description of taxation of income from issuer's securities placed and being placed

Taxation of legal entities' profit from securities placed and being placed representing dividends in accordance with the law effective January 1, 2002

№№	*Categories of securities owners*	
	Legal entities – tax residents of the Russian Federation	*Foreign legal entities - (non-residents) receiving profit from sources in the Russian Federation*

1. Name of profit from securities placed and being placed	*Dividends*	
2. Name of the tax on income from securities	*Income tax*	
3. Tax rate	*6% (9% starting January 1, 2005)*	*15%*
4. Procedure and period of tax payment	*Taxes from income representing dividends are collected from the entity paying this income and are transferred to the federal budget by the tax agent settling the payment within 10 days of the date of income payment.*	*The tax collected from the profit of foreign legal entities is transferred by the tax agent to the federal budget simultaneously with the payment of profit, either in the currency in which the profit is paid or in the Russian national currency in accordance with the official ruble exchange rate set by the Russian Central Bank as of the date the tax is transferred.*
5. Specific characteristics of the taxation procedure for this category of security owners	*The overall amount of tax accrued on the dividends is determined taking into account the differential between the amount of dividends payable to resident shareholders and the amount of dividends recovered by the tax agent for the reported period.* *If the differential is negative then the tax is not collected and no reimbursement from the budget is made. The amount of tax due to be withheld from the profit of the taxpayer who is a dividend recipient is accrued with regard to the overall amount of tax and share of every taxpayer of the overall amount of dividends.*	*Double taxation avoidance. For taxation avoidance or to qualify for tax privileges, a foreign entity being the taxpayer shall submit confirmation of its residency in a state which has entered into an international agreement (treaty) with the Russian Federation governing the matters of taxation to the tax agent paying the profit before the date of profit payment. Such confirmation shall be attested by a relevant body of the corresponding foreign state. If the confirmation is not submitted before the date of profit payment, the tax agent shall withhold the tax accrued on the profit of the foreign entity.* *In accordance with Clause 2 of Article 312 of the Russian Tax Code, a foreign entity receiving profit is entitled to the reimbursement of earlier withheld tax on profit earlier paid to it within three years of the end of the tax period in which the profit was paid, if the foreign entity receiving the profit submits the required documents (listed in Article 312 of the Russian Tax Code) to the tax body, taking into account registration of the tax agent. The reimbursement of earlier withheld and paid tax shall be made within one month of the application being filed and the aforementioned documents being submitted.*
6. Laws and regulations governing the procedure of taxation of the aforementioned profit	*Chapter 25 of the Tax Code of the Russian Federation "Corporate Profit Tax"*	

Taxation of individuals' profit from securities placed and being placed representing dividends in accordance with the law effective January 1, 2002

№№	*Categories of securities owners*	
	Individuals – tax residents of the Russian Federation	*Individuals receiving profit from sources in the Russian Federation, who are not Russian tax residents*
1. Name of profit from securities placed and being placed	*Dividends*	
2. Name of the tax on income from securities	*Personal income tax*	
3. Tax rate	*6% (9% starting January 1, 2005)*	*30%*
4. Procedure and period of tax payment	*A Russian entity, being the source of the taxpayer's profit representing dividends (tax agent), is charged with withholding the tax from the taxpayer's profit and transferring it to a corresponding budget. The accrued tax is withheld from the taxpayer's profit when it is actually received. Tax agents shall transfer the taxes accrued and withheld no later than the date when funds are actually received from the bank for the payment of profit, as well as the date when profit is transferred from the bank accounts of tax agents to the bank accounts of the taxpayer or the bank accounts of third parties acting on the taxpayer's behalf.*	

5. Specific characteristics of the taxation procedure for this category of security owners	*The overall amount of tax accrued on the dividends is determined taking into account the differential between the amount of dividends payable to resident shareholders and the amount of dividends recovered by the tax agent for the reporting period.* *If the differential is negative then the tax is not collected and no reimbursement from the budget is made. The amount of tax due to be withheld from the profit of the taxpayer who is a dividend recipient is accrued with regard to the overall amount of tax and share of every taxpayer of the overall amount of dividends.*	*Double taxation avoidance. For taxation avoidance or to qualify for tax deductions or privileges, a taxpayer shall submit official confirmation of his/her residency in a state which has entered into an agreement (treaty) with the Russian Federation on double taxation avoidance effective throughout the corresponding tax period to the bodies of the Tax Ministry of the Russian Federation. Such confirmation may be submitted before the tax payment, as well as up to a year after the end of the tax period after which a taxpayer may qualify for tax exemption, deduction or privileges.*

6. Laws and regulations governing the procedure of taxation of the aforementioned profit	*The Tax Code of the Russian Federation, Part 2, Chapter 23 "Personal income tax" (as amended), Artic le 275 of the Russian Tax Code*

Taxation of legal entities' profit from securities placed and being placed as well as interest accrued on the issuer's bonds in accordance with the law effective January 1, 2002

№№	*Categories of securities owners*	
	Legal entities – tax residents of the Russian Federation	*Foreign legal entities - (non-residents) receiving profit from sources in the Russian Federation*
1. Name of profit from securities placed and being placed	*Profit from the sale of securities and interest accrued on the issuer's bonds*	*Profit from the sale of shares of Russian entities with estate property situated in the Russian Federation and interest accrued on the issuer's bonds accounting for more than 50%*
2. Name of the tax on income from securities	*Income tax*	
3. Tax rate	*24% with 6% transferred to the federal budget; 16% transferred to the budgets of Russian regions and republics; and 2% transferred to regional budgets (6.5 % to the federal budget and 17.5% to the budgets of Russian regions and republics starting January 1, 2005). Legislative bodies of Russian regions and republics are entitled to cut the tax rate related to the amount of tax transferred to their budgets for certain categories of taxpayers to 10.5% (at least 13.5% starting January 1, 2005).*	*20%*
4. Procedure and period of tax payment	*The tax payable after the end of the tax period shall be paid no later than on March 28 of the year after the tax period. Quarterly advance payments are due no later than 28 days after the end of the corresponding reporting period. Monthly advance payments are paid no later than on the 28th day of each month of this reporting period.* *Taxpayers assessing monthly advance payments on actual profit shall pay advance payments no later than on the 28th day of the month following the reporting period. At the end of a reporting (tax) period, monthly advance payments paid within the reporting (tax) period are appropriated to the advance payments paid on the results of a reporting period. At the end of a reporting period, tax payments at the end of the reporting period are appropriated.*	*The tax is accrued and withheld by a Russian entity paying profit to the foreign entity each time the profit is paid and is transferred by the tax agent to the federal budget simultaneously with the payment of profit either in the currency in which the profit is paid or in the Russian national currency, in accordance with the official ruble exchange rate set by the Russian Central Bank as of the date the tax is transferred.*

5. Specific characteristics of the taxation procedure for this category of security owners		*If a foreign entity submits confirmation of its residency in a state which has entered into an international agreement with the Russian Federation governing matters of taxation to the tax agent before the date of profit payment with respect to the profit on which the international agreement stipulates tax benefits in the Russian Federation, then the source of payment is freed from tax or granted tax benefits.*
6. Laws and regulations governing the procedure of taxation of the aforementioned profit	*Chapter 25 of the Tax Code of the Russian Federation "Corporate Profit Tax"*	

Taxation of individuals' profit from securities placed and being placed, as well as interest accrued on the issuer's bonds in accordance with the law effective January 1, 2002

№№	*Categories of securities owners*	
	Individuals – tax residents of the Russian Federation	*Individuals receiving profit from sources in the Russian Federation who are not Russian tax residents*
1. Name of profit from securities placed and being placed	*Profit from sources in the Russian Federation includes:* *interest paid by a Russian entity, as well as interest paid by self-employed Russian entrepreneurs and/or a foreign entity with respect to the activities of its Russian office;* *income from the sale of shares and other securities in the Russian Federation, as well as holdings in companies' stock capital.* *Profit (loss) from the sale of securities is determined as the differential between profit from the sale of securities and expenditures on the acquisition, sale and safekeeping of securities actually paid by the taxpayer and supported by sufficient documentary evidence or property deductions allowed for cutting profit from purchase and sale transactions.*	
2. Name of the tax on income from securities	*Personal income tax*	
3. Tax rate	*13%*	*30%*
4. Procedure and period of tax payment	*The tax is estimated and paid by a tax agent at the end of a tax period (calendar year) or when he/she pays taxpayer's funds before the end of the current tax period. If funds are paid before the end of the current tax period the tax is paid from the share of profit correlated to the amount of actually paid funds.*	
5. Specific characteristics of the taxation procedure for this category of security owners	*Starting January 1, 2002, if documentary evidence of expenditures is lacking, an individual is entitled to qualify for property-related tax deduction for the funds recovered from the sale of securities, but no more than 125,000 rubles. If securities owned by the taxpayer for three years or more are sold, property-related tax deduction is applied to the amount recovered by the taxpayer from the sale of securities.*	*Double taxation avoidance.* *For taxation avoidance or to qualify for tax deductions or other privileges, a taxpayer shall submit official confirmation of his/her residency in a state which has entered into an agreement (treaty) with the Russian Federation on double taxation avoidance effective throughout the corresponding tax period (or its part) to the bodies of the Tax Ministry of the Russian Federation. Such confirmation may be submitted before the tax payment as well as up to a year after the end of the tax period, after which a taxpayer may qualify for tax exemption, deduction or privileges. ** *
6. Laws and regulations governing the procedure of taxation of the aforementioned profit	*Chapter 23 of the Tax Code of the Russian Federation "Personal income tax" (as amended)*	

If tax regulations, other government decrees or orders of government bodies materially amending the existing law governing the taxation of profit from placed securities currently undisclosed and unpublished become effective, the issuer shall not assume responsibility for the consequences not anticipated by him/her by virtue of the aforementioned circumstances.

*** Chapter 232 of the Russian Tax Code incurs liability on the taxpayer to confirm and submit a document on the profit received and on the payment of tax outside the Russian Federation attested by a tax body of the relevant foreign state. For individuals who are not Russian tax residents, profit from sources in the Russian Federation is regarded as the taxation base.*

10.9. Information on the declared (accrued) and paid dividends on an issuer's shares as well as on profit from issuer's bonds

No decision on dividend payment (announcement of dividend payment) has been made by the issuer.
The issuer has issued no bonds.

10.10. Other information

No other information is provided